Exhibit 2.1

Execution Version

TRANSACTION AGREEMENT

by and between

ENSCO PLC

and

ROWAN COMPANIES PLC

Dated as of October 7, 2018

i

(continued)

ii

(continued)

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(continued)

Page

Annex I	Index of Defined Terms	Annex I - 1
Annex II	Form of Scheme of Arrangement	Annex II - 1
Annex III	Corporate Governance Policy	Annex III - 1

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TRANSACTION AGREEMENT

This TRANSACTION AGREEMENT (this “Agreement”), dated as of October 7, 2018, is by and between Ensco plc, a public limited company organized under the Laws of England and Wales ( “Ensco”), and Rowan Companies plc, a public limited company organized under the Laws of England and Wales ( “Rowan” and, together with Ensco, the “Parties”).

WITNESSETH:

WHEREAS, the Parties intend that the Rowan Ordinary Shares be acquired by Ensco or a DR Nominee (as defined in Section 1.1 below) on the terms and subject to the conditions set out in this Agreement (the “Transaction”), pursuant to the Scheme of Arrangement or the Offer (as the case may be);

WHEREAS, the Board of Directors of Rowan has (i) unanimously determined that the Transaction and the Scheme of Arrangement are in the best interests of Rowan and the Rowan Shareholders, and declared it advisable to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Transaction and the Scheme of Arrangement, and (iii) resolved to recommend adoption of this Agreement and the passing of the Rowan Shareholder Resolutions by the Rowan Shareholders;

WHEREAS, the Board of Directors of Ensco has (i) unanimously determined that the Transaction is in the best interests of Ensco and the Ensco Shareholders, and declared it advisable to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Transaction, (iii) subject to the passing of the resolution referred to in clause (b) of the definition of Ensco Shareholder Resolutions, approved a consolidation (being a reverse share split under English Law) of Existing Ensco Class A Ordinary Shares (and all fractional entitlements thereto) whereby, conditional upon and effective immediately (or as soon as practicable) following Closing every four issued Existing Ensco Class A Ordinary Share shown in the register of members of Ensco immediately following the updating of such register to give effect to the provisions of the Scheme of Arrangement (or completion of any Offer, as the case may be) will be consolidated into one Class A ordinary share each with a nominal value of $0.40 per share (each a “Consolidated Ensco Share”) and all fractional entitlements to Existing Ensco Class A Ordinary Shares shall at the same time be aggregated and consolidated in the same proportion (the “Consolidation”), and (iv) resolved to recommend the passing of the Ensco Shareholder Resolutions by the Ensco Shareholders;

WHEREAS, Rowan and Ensco intend that, for U.S. federal income tax purposes, (i) the Transaction qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) this Agreement constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3(a);

WHEREAS, contemporaneously with the execution of this Agreement, (i) Dr. Thomas P. Burke has entered into a new employment agreement with Rowan Companies, Inc., ENSCO Global Resources Limited and, solely for the purposes of guaranteeing the payments and obligations under the employment agreement, Ensco (the “CEO Employment Agreement”) and (ii) Carl G. Trowell has entered into a new employment agreement with Ensco (the “Executive Chairman Agreement”); and

WHEREAS, Rowan and Ensco desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Rowan and Ensco agree as follows:

Article I.

The Transaction

Section 1.1           The Transaction. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Laws of England and Wales, the Companies Act and the terms of the Scheme of Arrangement: (i) all the Rowan Ordinary Shares then outstanding shall be transferred from the Rowan Shareholders to Ensco or, alternatively, to a company falling within Section 67(6) of the Finance Act of 1986 (a “DR Nominee”); and (ii) Ensco shall allot and issue New Ensco Shares to the Rowan Shareholders. The Rowan Ordinary Shares will be acquired with full title guarantee, free from all Liens (other than those arising under generally applicable securities Laws) and together with all rights at the Effective Time or thereafter attached thereto, including the right to receive and retain all dividends and other distributions (if any).

Section 1.2           Closing. The closing of the Transaction (the “Closing”) shall take place at the offices of Gibson, Dunn & Crutcher LLP at 811 Main Street, Suite 3000, Houston, Texas 77002 as soon as practicable (and in any event within five business days) after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as Rowan and Ensco may agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3           Effective Time. The Scheme of Arrangement shall become effective at such time as an order of the High Court of Justice (the “Court”) sanctioning the Scheme of Arrangement (such order, the “Court Order”) has been delivered to the Registrar of Companies in England and Wales (such date and time is hereinafter referred to as the “Effective Time”).

Section 1.4           Directors.

(a)          Ensco shall take all action so that, immediately after the Effective Time, the Board of Directors of Ensco shall consist of 11 members, consisting of six members of the Board of Directors of Ensco as at the date of this Agreement designated by Ensco, after consultation with Rowan, before the mailing of the Proxy Statement (the “Designated Ensco Directors”), five of whom shall qualify as an “independent director” under applicable rules of the NYSE, and five members of the Board of Directors of Rowan as at the date of this Agreement designated by Rowan, after consultation with Ensco, before the mailing of the Proxy Statement (the “Designated Rowan Directors”), four of whom shall qualify as an “independent director” under applicable rules of the NYSE.

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(b)          If, prior to the Effective Time, any Designated Ensco Director is unwilling or unable to serve (or to continue to serve) as a director of Ensco following the Effective Time as a result of illness, death, resignation or any other reason, then any replacement for such person shall be selected by the Board of Directors of Ensco from the persons who are members of the Board of Directors of Ensco as at the date of this Agreement, after consultation with Rowan, and such replacement shall constitute a Designated Ensco Director for all purposes under this Agreement.

(c)          If, prior to the Effective Time, any Designated Rowan Director is unwilling or unable to serve as a director of Ensco following the Effective Time as a result of illness, death, resignation or any other reason, then any replacement for such person shall be selected by the Board of Directors of Rowan from the persons who are members of the Board of Directors of Rowan as at the date of this Agreement, after consultation with Ensco, and such replacement shall constitute a Designated Rowan Director for all purposes under this Agreement.

(d)          From and after the Effective Time, each person designated as a director of Ensco shall serve as a director until (i) such person’s successor shall be elected and qualified, (ii) such person’s earlier death, resignation, retirement, disqualification by a UK court of competent jurisdiction or removal by shareholders in accordance with applicable Law, the articles of association of Ensco (the “Ensco Articles of Association”), the Corporate Governance Policy and/or the terms of their contract of service (or letter of appointment, as the case may be), or (iii) such person shall be vacated pursuant to applicable Law or the Ensco Articles of Association without requiring further action by the Board of Directors of Ensco.

(e)          Subject to Section 1.5, immediately after the Effective Time, Mr. Trowell shall be the Executive Chairman of the Board of Directors of Ensco, subject to the terms of the Executive Chairman Agreement and the Corporate Governance Policy, and his principal office will be located in London, England. If, prior to the Effective Time, Mr. Trowell is unable or unwilling to serve, then a non-executive chairman shall be selected from the Designated Ensco Directors by Ensco (which shall include any replacement Designated Ensco Director designated in accordance with this Section 1.4) with the consent of Rowan, which shall not be unreasonably withheld, conditioned or delayed. Subject to Section 1.5, before the mailing of the Proxy Statement, Rowan, after consultation with Ensco, will designate one of the Designated Rowan Directors to be the independent lead director immediately after the Effective Time.

(f)          Ensco shall take all action as is necessary to, effective as of the Effective Time, in each case selected with mutual agreement by Ensco and Rowan, (i) cause the Nominating and Governance Committee of the Board of Directors of Ensco to consist of four members, consisting of two Designated Ensco Directors and two Designated Rowan Directors, (ii) cause each other committee of the Board of Directors of Ensco to consist of at least one Designated Ensco Director and one Designated Rowan Director, and (iii) determine and appoint the Chairman of each such committee which shall be divided as evenly as possible between Ensco and Rowan.

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Section 1.5           Executive Management. At the Effective Time, Dr. Burke shall be the President and Chief Executive Officer of Ensco, subject to the terms of the CEO Employment Agreement and the Corporate Governance Policy, and shall be one of the Designated Rowan Directors, and his principal office will be located in London, England. If, prior to the Effective Time, Dr. Burke is unable or unwilling to serve as President and Chief Executive Officer of Ensco, then Mr. Trowell (i) shall be the President and Chief Executive Officer of Ensco and (ii) shall not be the Executive Chairman of the Board of Directors of Ensco, a non-executive chairman shall be selected from the Designated Rowan Directors by Rowan (which shall include any replacement Designated Rowan Director designated in accordance with Section 1.4) with the consent of Ensco, which shall not be unreasonably withheld, conditioned or delayed, and no independent lead director will be appointed pursuant to Section 1.4(e) and the Corporate Governance Policy. At the Effective Time, the executive management positions with Ensco listed on Section 1.5 of the Ensco Disclosure Schedule shall be selected by the applicable Party set forth on such Schedule, with the consent of the other Party, which shall not be unreasonably withheld, conditioned or delayed, and each such individual shall serve until such individual’s successor shall be elected and qualified or such individual’s earlier death, resignation, retirement, disqualification or removal in accordance with applicable Law, the Ensco Articles of Association and/or the Corporate Governance Policy. If, prior to the Effective Time, any individual selected pursuant to the preceding sentence is unable or unwilling to serve as a member of executive management of Ensco in the capacity set forth in this Agreement, then a substitute individual shall be so selected by the applicable Party set forth on Section 1.5 of the Ensco Disclosure Schedule, with the consent of the other Party, which shall not be unreasonably withheld, conditioned or delayed. Unless otherwise agreed to by the Board of Directors, the Chief Executive Officer of Ensco shall inform the Board of Directors prior to removing any officer identified with an asterisk on Section 1.5 of the Ensco Disclosure Schedule.

Section 1.6           Name and Trading Symbol. Ensco shall cause (a) the name of Ensco to be changed to “Ensco Rowan plc” (or such other name as shall be agreed by the Parties) as of the Effective Time, by resolution of the Board of Directors of Ensco, and (b) the NYSE ticker symbol of Ensco to be changed to “ERD” as of the Effective Time and, to the extent such ticker symbol is not available, the Parties will reach a mutual agreement regarding a new ticker symbol.

Section 1.7           Headquarters. Immediately following the Effective Time, Ensco shall have its registered office and global headquarters located in London, England.

Section 1.8           Corporate Governance Policy.

(a)          On or prior to the Closing, Ensco shall take all actions (including holding a meeting of the Board of Directors of Ensco (or a duly authorized committee thereof)) to approve and adopt the Corporate Governance Policy.

(b)          For a period of two years following the Effective Time (the “Governance Period”), unless required by applicable Law or stock exchange rule or listing standard (as determined in good faith by the Board of Directors of Ensco after consultation with outside legal counsel), Ensco shall not amend, modify or terminate or agree to amend, modify or terminate the Corporate Governance Policy or take any action, or agree to take any action that would have the effect of causing Ensco to no longer be bound by the Corporate Governance Policy, except in compliance with the terms thereof (including paragraph 13 and Exhibit A thereof).

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(c)          Throughout the duration of the Governance Period, unless required by applicable Law or stock exchange rule or listing standard (as determined in good faith by the Board of Directors of Ensco after consultation with outside legal counsel), Ensco shall comply in all material respects with the Corporate Governance Policy (including paragraph 13 and Exhibit A thereto).

(d)          It is expressly agreed that, notwithstanding any other provision of this Agreement that may be to the contrary, (i) each non-management Designated Ensco Director and non-management Designated Rowan Director shall be an express third party beneficiary of Section 1.4(d) and this Section 1.8 and (ii) Section 1.4(d) and this Section 1.8 shall survive consummation of the Transaction until the expiration of the Governance Period and shall be enforceable by any of such non-management Designated Ensco Directors and non-management Designated Rowan Directors against Ensco and its successors and assigns; provided, however that none of such persons shall be entitled to bring any claim for damages or other remedies at law or equity except for claims for injunctive relief to specifically perform Section 1.4(d) or this Section 1.8.

Article II.

Transfer of Rowan ORDINARY Shares; Allotment and Issuance of New Ensco Shares

Section 2.1           Transfer of Rowan Ordinary Shares. At the Effective Time, all Rowan Ordinary Shares then outstanding shall be transferred from the Rowan Shareholders in accordance with the provisions of the Scheme of Arrangement, Section 1.1, this Section 2.1 and Section 2.2, and the Rowan Shareholders shall cease to have any rights with respect to the Rowan Ordinary Shares, except their rights under the Scheme of Arrangement, including the right to receive the consideration thereunder (including cash in lieu of any fractional share of New Ensco Shares pursuant to Section 2.7). At the Effective Time, or as soon as reasonably practicable thereafter, Rowan’s Register of Members will be updated in accordance with the provisions of the Scheme of Arrangement to reflect the transfer of the Rowan Ordinary Shares under the Scheme of Arrangement.

Section 2.2           Allotment and Issuance of New Ensco Shares.

(a)          Subject to and in consideration for the transfer of the Rowan Ordinary Shares pursuant to Section 2.1, on the Closing Date, Ensco shall, under the Scheme of Arrangement and subject to the terms and conditions thereof and subject to Section 2.2(b) and Section 2.3, allot and issue 2.215 New Ensco Shares for each Rowan Ordinary Share subject to the Scheme of Arrangement (as may be adjusted pursuant to Section 2.2(b), the “Exchange Ratio”) to the relevant Rowan Shareholders, credited as fully paid and free from all Liens.

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(b)          If, between the date of this Agreement and the Effective Time, the outstanding Rowan Ordinary Shares or Existing Ensco Class A Ordinary Shares shall have been changed into, or exchanged for, a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, share split, reverse share split (including the Consolidation), combination or exchange of shares, or a stock dividend shall be declared with a record date within such period, or any similar event shall have occurred, then the Exchange Ratio shall be equitably adjusted, without duplication, to proportionally reflect such change; provided that nothing in this Section 2.2(b) shall be construed to permit Rowan or Ensco to take any action with respect to its securities that is prohibited by Section 5.1 or the other terms of this Agreement. For the avoidance of doubt, if the Parties have agreed to effect the Consolidation prior to the allotment and issue of New Ensco Shares to holders of the Rowan Ordinary Shares, the aggregate number of New Ensco Shares shall be adjusted appropriately to reflect the effect of the Consolidation once the Consolidation has occurred.

(c)          The Parties’ obligations in relation to the allotment and issue of the New Ensco Shares will be as set out more specifically in the Scheme of Arrangement.

Section 2.3           Rowan Long Term Incentive Awards.

(a)          Rowan Restricted Share Units. Each Existing RSU Award, whether vested or unvested, shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted on the same terms and conditions (including applicable vesting conditions) applicable to such Existing RSU Award under the applicable Rowan Equity Plan and Award Agreement in effect immediately prior to Closing into a restricted stock unit of Ensco covering a number of Ensco Class A Ordinary Shares, rounded up or down to the nearest whole share, determined by multiplying the number of Rowan Ordinary Shares subject to such Rowan RSU Award immediately prior to Closing by the Exchange Ratio (a “Converted RSU Award”).

(b)          Rowan Performance Units. Each Existing PU Award, shall, in accordance with the terms and conditions applicable to such Existing PU Award under the applicable Rowan Equity Plan and Award Agreement in effect immediately prior to Closing, (i) vest as of the Effective Time with performance deemed to have been achieved, with regard to each one and three year performance period, at the greater of (A) the target value of the performance units subject to such Existing PU Award for such period, and (B) the value of the performance units subject to such Existing PU Award based on the then-expected level of attainment of the applicable performance goal as of the Effective Time, as determined by the compensation committee of the Rowan Board, and (ii) automatically and without any action on the part of the holder thereof, be paid out in cash on the first regularly scheduled payroll date that is at least five business days following the Effective Time to such holder thereof.

(c)          Rowan Share Options. Each Existing Option Award, whether vested or unvested, shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted into an Ensco nonqualified stock option award on the same terms and conditions (including applicable vesting conditions) applicable to such Existing Option Award under the applicable Rowan Equity Plan and Award Agreement in effect immediately prior to Closing, with respect to a number of Ensco Class A Ordinary Shares, rounded down to the nearest whole share, determined by multiplying the number of Rowan Ordinary Shares subject to such Existing Option Award immediately prior to Closing by the Exchange Ratio, at an exercise price per Ensco Class A Ordinary Share (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per Rowan Ordinary Share of such Existing Option Award and (B) the Exchange Ratio (a “Converted Option Award”).

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(d)          Rowan Share Appreciation Rights. Each Existing SAR Award, whether vested or unvested, shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted into an Ensco stock appreciation right award on the same terms and conditions (including applicable vesting conditions) applicable to such Existing SAR Award under the applicable Rowan Stock Plan and Award Agreement in effect immediately prior to Closing, with respect to a number of Ensco Class A Ordinary Shares, rounded down to the nearest whole share, determined by multiplying the number of Rowan Ordinary Shares subject to such Existing SAR Award immediately prior to Closing by the Exchange Ratio, at an exercise price per Ensco Class A Ordinary Share (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per Rowan Ordinary Share of such Existing SAR Award and (B) the Exchange Ratio (a “Converted SAR Award”).

(e)          Rowan Director Units. Each Existing DU Award, whether vested or unvested, shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted into an Ensco restricted stock unit award on the same terms and conditions (including applicable vesting conditions) applicable to such Existing DU Award under the applicable Rowan Equity Plan and Award Agreement in effect immediately prior to Closing, with respect to a number of Ensco Class A Ordinary Shares, rounded up or down to the nearest whole share, determined by multiplying the number of Rowan Class A Ordinary Shares subject to such Existing RSU Award immediately prior to Closing by the Exchange Ratio (a “Converted DU Award”).

(f)          Notwithstanding the foregoing, the Existing RSU Awards, Existing PU Awards, Existing Options and Existing SARs held by individuals who have entered into the Change in Control Agreements listed on Section 5.23 of the Rowan Disclosure Schedule shall be treated in accordance with the terms set forth in such Change in Control Agreements, as amended.

(g)          Rowan and Ensco shall each take, or procure the taking of, all action necessary, as applicable, to provide for the treatment of the Existing RSU Awards, Existing DU Awards, Existing PU Awards, Existing Options, and Existing SARs (collectively, the “Rowan Equity Awards”) as set forth in the foregoing provisions of this Section 2.3.

(h)          As of the Effective Time, Ensco shall assume all of the Rowan Stock Plans, including (i) all of the obligations of Rowan with respect to the Rowan Equity Awards and (ii) with respect to any amount of shares (as adjusted pursuant to the Exchange Ratio) that remain (or may again become) available for future issuance thereunder (“Remaining Stock Plan Shares”), subject to any limitations under applicable Law or any applicable securities exchange listing requirements. In addition, Ensco shall file with the SEC one or more appropriate registration statements with respect to all Converted Options and Converted SARs, and all Ensco Class A Ordinary Shares that may be issued in connection with the Converted RSU Awards, Converted DU Awards, and Remaining Stock Plan Shares.

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Section 2.4           Withholding Rights. Ensco, its affiliates and any other person shall be entitled to deduct and withhold from any consideration or other amount otherwise payable pursuant to this Agreement or the Scheme of Arrangement such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code, the rules and regulations promulgated thereunder, or any other applicable state, local or national Tax Law applicable in any jurisdiction. All Parties to this Agreement shall cooperate in coordinating the deduction and withholding of any Taxes required to be deducted and withheld under applicable Tax Law. To the extent that amounts are so withheld, such withheld amounts (i) shall be remitted to the applicable Governmental Entity; and (ii) shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

Section 2.5           Rowan and Ensco Actions Prior to and at Closing.

(a)          On or prior to Closing, Rowan shall procure that a meeting of the Board of Directors of Rowan (or a duly authorized committee thereof) is held at which resolutions are passed (conditional upon the delivery of the Court Order to the Registrar of Companies in England and Wales and effective as of the Effective Time) approving:

(i)          the transfer to Ensco or a DR Nominee of the Rowan Ordinary Shares provided to be transferred under the Scheme of Arrangement and the registration as a member of such person(s) in accordance with the Scheme of Arrangement in respect of such Rowan Ordinary Shares;

(ii)         the removal or resignation of the directors and officers of Rowan; and

(iii)        the appointment of such persons as Ensco and Rowan shall determine (acting reasonably) as the directors and officers of Rowan.

(b)          On or prior to Closing, Ensco shall procure that a meeting of the Board of Directors of Ensco (or a duly authorized committee thereof) is held at which resolutions are passed, conditional upon the delivery of the Court Order to the Registrar of Companies in England and Wales (and effective as of the Effective Time) approving:

(i)          the allotment and issue, in accordance with and subject to the terms and conditions of the Scheme of Arrangement, to holders of the Rowan Ordinary Shares, subject to the Scheme of Arrangement, of the number of New Ensco Shares provided for in the Scheme of Arrangement and the payment of cash in lieu of any fractional shares of New Ensco Shares pursuant to Section 2.7;

(ii)         the change of the name of Ensco in accordance with Section 1.6;

(iii)        the removal or resignation of the directors of Ensco other than the Designated Ensco Directors and the removal or resignation of such persons currently serving as officers of Ensco as necessary to effect Section 1.5; and

(iv)        the appointment of the Designated Rowan Directors pursuant to Section 1.4, the appointment of the executive officers pursuant to Section 1.5 and the appointment of the Executive Chairman of the Board of Directors of Ensco pursuant to Section 1.4.

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(c)           On the Closing Date, Rowan shall:

(i)          deliver the Court Order to the Registrar of Companies in England and Wales with a copy to Ensco;

(ii)         deliver to Ensco a certified copy of the resolutions referred to in Section 2.5(a);

(iii)        deliver to Ensco a letter of resignation in an agreed form (or evidence of removal) from each director who resigns (or is removed) in accordance with Section 2.5(a)(ii); and

(iv)        deliver to Ensco all share certificates received by Rowan in respect of the Rowan Ordinary Shares transferred to Ensco or a DR Nominee in accordance with the Scheme of Arrangement; provided that to the extent any such share certificates are received after the Closing Date, delivery to Ensco shall be made as soon as reasonably practicable thereafter.

(d)           On the Closing Date, Ensco shall deliver to Rowan:

(i)          a certified copy of the resolutions referred to in Section 2.5(b); and

(ii)         a letter of resignation in an agreed form (or evidence of removal) from each director who resigns (or is removed) in accordance with Section 2.5(b)(iii).

Section 2.6           Further Assurances. If at any time before or after the Effective Time, Ensco or Rowan reasonably believes or is advised that any further instruments, deeds, documents, conveyances, assignments or assurances are reasonably necessary or desirable to consummate the Transaction or to carry out the purposes and intent of this Agreement at or after the Effective Time, then Ensco and Rowan and their respective officers and directors shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Transaction and to carry out the intent and purposes of this Agreement.

Section 2.7           No Fractional Shares.

(a)          No fractional shares of New Ensco Shares shall be issued to holders of Rowan Ordinary Shares in connection with the Scheme of Arrangement and no Consolidated Ensco Shares shall be issued to holders of Existing Ensco Ordinary Shares in connection with the Consolidation or otherwise in connection with this Agreement, and no certificates for any such fractional shares shall be issued.

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(b)          Any fraction of a New Ensco Share and (if the Consolidation is effected) any fraction of a Consolidated Ensco Share to which any person who held Rowan Ordinary Shares immediately prior to the Effective Time would otherwise be entitled will be aggregated and sold in the market as soon as reasonably practicable following the later of the Closing Date and (if the Consolidation is effected) the date on which the Consolidation completes in accordance with the terms of the resolution referred to in clause (b) of the definition of Ensco Shareholder Resolutions and the holders shall be paid in cash, after the later of the Closing Date and (if the Consolidation is effected) the date on which the Consolidation completes, the net proceeds of the sale (after the deduction of the expenses of the sale (including any tax and amounts in respect of value added tax payable thereon), without interest and subject to any required Tax withholding) in due proportion to the fractional shares to which they would otherwise have been entitled (it being understood that, for these purposes, any person who held Rowan Ordinary Shares immediately prior to the Effective Time shall be paid the net proceeds of sale attributable both to any fraction of a New Ensco Share and/or any fraction of a Consolidated Ensco Share to which he would otherwise have been entitled), provided that where such former Rowan Shareholder would be entitled to an aggregate amount which is less than $5.00, then that amount shall not be paid to such former Rowan Shareholder but shall instead be retained by Ensco for its benefit. The Parties acknowledge that payment of the net proceeds from the sale of the fractional shares of New Ensco Shares was not separately bargained-for consideration but merely represents mechanical rounding off for purposes of avoiding the expense and inconvenience to Ensco that would otherwise be caused by the issuance of fractional shares of New Ensco Shares. For the avoidance of doubt, for the purposes of determining whether the de minimis threshold specified in this Section 2.7(b) has been met or passed, the net proceeds of sale attributable to (i) any fraction of a New Ensco Share and (ii) any fraction of a Consolidated Ensco Share, to which the relevant Scheme Shareholder would otherwise have been entitled shall be aggregated.

(c)          If the Consolidation is effected, any fraction of a Consolidated Ensco Share to which any holder of Existing Ensco Class A Ordinary Shares (other than any holder of the New Ensco Shares) would otherwise be entitled will be aggregated and sold in the market as soon as reasonably practicable following the date on which the Consolidation completes in accordance with the terms of the resolution referred to in clause (b) of the definition of Ensco Shareholder Resolutions and the holders shall be paid in cash by Ensco, after the date on which the Consolidation completes, the net proceeds of the sale (after the deduction of the expenses of the sale), without interest and subject to any required Tax withholding, in due proportion to the fractional shares to which they would otherwise have been entitled, provided that where a holder of Existing Ensco Class A Ordinary Shares (other than any holder of the New Ensco Shares) would be entitled to an amount which is less than an aggregate amount equal to $5.00, then that amount shall not be paid to such holder but shall instead be retained by Ensco for its benefit.

Article III.

REPRESENTATIONS AND WARRANTIES OF Rowan

Except as disclosed (a) in the Rowan SEC Documents filed prior to the date hereof (without giving effect to any amendment to any such Rowan SEC Document filed on or after the date hereof and excluding any disclosures set forth in any such Rowan SEC Document in any risk factor section, any disclosure in any section relating to forward-looking statements or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or (b) in the disclosure schedule delivered by Rowan to Ensco immediately prior to the execution of this Agreement (the “Rowan Disclosure Schedule”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent), Rowan represents and warrants to Ensco as follows:

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Section 3.1           Qualification, Organization, Subsidiaries, Capitalization.

(a)          Rowan is a public limited company duly organized and validly existing under the Laws of England and Wales. Rowan has the requisite capacity, power and authority to enter into and perform this Agreement and to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of Rowan’s Subsidiaries is a legal entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of its respective jurisdiction of organization and has the requisite capacity, power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to be in good standing or to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Rowan Material Adverse Effect. Each of Rowan and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing as a foreign entity (where such concept is recognized under applicable Law) in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Rowan Material Adverse Effect.

(b)          Rowan has made available to Ensco, prior to the date hereof, true and complete copies of Rowan’s articles of association (the “Rowan Articles of Association”). Rowan is not in violation of the Rowan Articles of Association. None of Rowan’s “significant subsidiaries” as of the date hereof, as such term is defined in Regulation S-X promulgated by the U.S. Securities and Exchange Commission (“SEC”), as identified in Section 3.1(b) of the Rowan Disclosure Schedule (the “Rowan Material Subsidiaries”), is in material violation of any of its articles of association, certificate of incorporation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents, in each case as amended to and in effect as of the date hereof (collectively and, together with the Rowan Articles of Association, the “Rowan Organizational Documents”). Rowan has made available prior to the date of this Agreement true and complete copies of the minute books of Rowan’s Board of Directors, which copies contain true and complete records of all meetings and other company actions held or taken since November 1, 2016; provided, however, that (i) Rowan has redacted such materials to the extent necessary to omit information concerning this Agreement or the transactions contemplated hereby and (ii) minutes of meetings that pertain solely to discussion of this Agreement or the transactions contemplated hereby have not been provided.

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(c)          As of the close of business on October 5, 2018, (i) 128,203,716 Rowan Ordinary Shares were issued and outstanding, which amount includes 1,139,965 Rowan Ordinary Shares held in an employee benefit trust, (ii) 50,000 Rowan Class B Shares were issued or outstanding and all of the Rowan Class B Shares were legally and beneficially owned by Rowan Companies, Inc. (being a wholly-owned Subsidiary of Rowan), and (iii) up to 6,741,294 Rowan Ordinary Shares were available for issuance under the Rowan Stock Plans, of which amount (A) 454,946 Rowan Ordinary Shares may be issued upon the exercise of Existing Options, (B) 1,011,639 Rowan Ordinary Shares may be issued upon the exercise of Existing SARs, (C) 2,591,936 Rowan Ordinary Shares were subject to Existing RSU Awards and (D) 308,132 Rowan Ordinary Shares were subject to Existing DU Awards. Rowan has made available to Ensco a complete and correct list of Rowan Equity Awards outstanding as of the close of business on August 31, 2018, which includes, with respect to each such Rowan Equity Award, as applicable, the: (x) exercise price; (y) number of Rowan Ordinary Shares underlying such award; and (z) the target number of performance units underlying such award. All outstanding Rowan Ordinary Shares are, and all such Rowan Ordinary Shares that may be issued prior to the Effective Time, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth in this Section 3.1(c), there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities, Rights Plans, Rights or other similar rights, agreements or commitments to which Rowan or any of its Subsidiaries is a party (A) obligating (or, in connection with a Rights Plan, empowering the Board of Directors of) Rowan or any of its Subsidiaries to (1) issue, transfer, exchange, sell or register for sale any equity interests of Rowan or any Subsidiary of Rowan or securities convertible into or exchangeable for such equity interests, (2) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (3) redeem or otherwise acquire any such equity interests, (4) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any person (other than a wholly owned Subsidiary) or (5) make any payment to any person the value of which is derived from or calculated based on the value of any equity security issued by Rowan or any of its Subsidiaries or (B) granting any preemptive or antidilutive or similar rights with respect to any security issued by Rowan or its Subsidiaries. With respect to each grant of Rowan Equity Awards, each such grant was made in accordance with the terms of the applicable Rowan Stock Plan, the Exchange Act, the Securities Act and all other applicable Laws, including the rules of the NYSE.

(d)          Except as set forth in this Section 3.1(d), no equity interests of Saudi Aramco Rowan Offshore Drilling Company (the “ARO JV”) are authorized, issued or outstanding. All outstanding equity interests of the ARO JV are duly authorized, validly issued, fully-paid and nonassessable and free of preemptive rights. The authorized equity interests of the ARO JV consist solely of a single class of shares, of which (i) 50% are held by a direct wholly-owned Subsidiary of Rowan and, (ii) as of the date of this Agreement, 50% are held by Saudi Aramco Development Company. There are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the ARO JV or any of its Subsidiaries is a party (A) obligating the ARO JV or any of its Subsidiaries to (1) issue, transfer, exchange, sell or register for sale any equity interests of the ARO JV or any Subsidiary of the ARO JV or securities convertible into or exchangeable for such equity interests, (2) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (3) redeem or otherwise acquire any such equity interests, (4) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any such Subsidiary or (5) make any payment to any person the value of which is derived from or calculated based on the value of any equity security issued by the ARO JV or any of its Subsidiaries or (B) granting any preemptive or antidilutive or similar rights with respect to any security issued by the ARO JV or its Subsidiaries.

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(e)          Neither Rowan nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the Rowan Shareholders on any matter.

(f)          There are no voting trusts or other agreements or understandings to which Rowan or any of its Subsidiaries is a party with respect to the voting or registration of the equity interests of Rowan or any of its Subsidiaries.

(g)          No Subsidiary of Rowan owns any equity interests of Rowan, and Rowan or a Subsidiary of Rowan owns, directly or indirectly, all of the issued and outstanding equity interests of each Subsidiary of Rowan, free and clear of any preemptive rights and any Liens other than Rowan Permitted Liens, and all of such equity interests are duly authorized, validly issued, fully paid and nonassessable (where such concept is applicable and recognized under applicable Law) and free of preemptive rights. Except for equity interests in Rowan’s Subsidiaries, neither Rowan nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any person). Except for any obligations pursuant to this Agreement, neither Rowan nor any of its Subsidiaries has any obligation to acquire any equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person. Neither Rowan nor any of its Subsidiaries has any obligation, other than pursuant to the Rowan Stock Plans, to repurchase, redeem or otherwise acquire any equity interests of Rowan or any such Subsidiary.

(h)          The Rowan Material Subsidiaries identified in Section 3.1(b) of the Rowan Disclosure Schedule include each “significant subsidiary,” as such term is defined in Regulation S-X promulgated by the SEC, of Rowan as of the date hereof.

(i)           Rowan does not hold, directly or indirectly, any Ensco Class A Ordinary Shares or Ensco Class B Ordinary Shares.

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Section 3.2           Company Authority Relative to this Agreement; No Violation.

(a)          Rowan has the requisite corporate power and authority to execute and deliver this Agreement and each other document to be entered into by Rowan in connection with the transactions contemplated hereby (together with this Agreement, the “Rowan Transaction Documents”) and, subject to Section 3.2(b), receipt of the Rowan Shareholder Approval and receipt of the Court Order, to consummate the transactions contemplated hereby and thereby, including the Transaction. The execution, delivery and performance of this Agreement and the other Rowan Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Board of Directors of Rowan and, except for the Rowan Shareholder Approval and the filing of the required documents and other actions in connection with the Scheme of Arrangement with, and to receipt of the required approval of the Scheme of Arrangement by, the Court, no other company action on the part of Rowan or vote of the Rowan Shareholders is necessary to authorize the execution and delivery by Rowan of this Agreement and the other Rowan Transaction Documents and the consummation of the Transaction. The Board of Directors of Rowan has duly and validly adopted resolutions (i) approving and declaring advisable this Agreement and the other Rowan Transaction Documents, including the Transaction and the other transactions contemplated hereby and thereby, (ii) declaring that it is in the best interests of the Rowan Shareholders that Rowan enter into this Agreement and the other Rowan Transaction Documents and consummate the Transaction and the other transactions contemplated hereby and thereby on the terms and subject to the conditions set forth herein and therein, and (iii) directing that a petition and application be made to the Court pursuant to the Scheme of Arrangement. The Board of Directors of Rowan has further resolved that it will unanimously and unqualifiedly recommend that the Rowan Shareholders vote in favor of all the resolutions comprising the Rowan Shareholder Approval at duly held meetings of such shareholders for such purposes (such recommendation referred to herein as the “Rowan Board Recommendation”). None of the aforementioned resolutions, as of the date hereof, have been rescinded, modified or withdrawn in any way. The Transaction constitutes a “Permitted Acquisition” for the purposes of the Rowan Articles of Association. Each of the Rowan Transaction Documents has been duly and validly executed and delivered by Rowan and, assuming each such Rowan Transaction Document has been duly authorized, executed and delivered by each other counterparty thereto, each of the Rowan Transaction Documents constitutes the legal, valid and binding obligation of Rowan, enforceable against Rowan in accordance with its terms, except as such enforcement may be subject to (A) the effect of bankruptcy, insolvency, reorganization, receivership, administration, arrangement, moratorium or other Laws affecting or relating to creditors’ rights generally or (B) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (the “Remedies Exceptions”).

(b)          Other than in connection with or in compliance with (i) the Companies Act, (ii) the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (iii) the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), (iv) the rules and regulations of the New York Stock Exchange ( “NYSE”), (v) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and any antitrust, competition, foreign investment or similar Laws outside of the United States, (vi) the DPA (including the filing of the CFIUS Notice and receipt of the CFIUS Clearance) and (vii) the approvals set forth in Section 3.2(b) of the Rowan Disclosure Schedule (collectively, the “Rowan Approvals”), and, subject to the accuracy of the representations and warranties of Ensco in Section 4.2(b), no authorization, consent, Order, license, permit or approval of, or registration, declaration, notice or filing with, or notice to, any United States, state of the United States or non-United States governmental or regulatory agency, commission, court, body, entity or authority, independent system operator, regional transmission organization, other market administrator, international treaty or standards organization, or national, regional or state reliability organization (each, a “Governmental Entity”) is necessary, under applicable Law, for the execution, delivery and performance of this Agreement or the consummation by Rowan of the transactions contemplated hereby, except for such authorizations, consents, Orders, licenses, permits, approvals or filings that, if not obtained or made, would not reasonably be expected to materially impede or delay the consummation of the Transaction and the other transactions contemplated by this Agreement or reasonably be expected to have, individually or in the aggregate, a Rowan Material Adverse Effect.

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(c)          The execution, delivery and performance by Rowan of this Agreement do not, and (assuming the Rowan Approvals are obtained) the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any loss, suspension, limitation or impairment of any right of Rowan or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, cancellation, first offer, first refusal, modification or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Rowan or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”) (other than Rowan Permitted Liens and any Liens created in connection with any action taken by Ensco or its affiliates), in each case, upon any of the properties or assets of Rowan or any of its Subsidiaries or any contract to which Rowan or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, (ii) conflict with or result in any violation of any provision of the Rowan Organizational Documents or (iii) conflict with or violate any applicable Laws, except in the case of clauses (i) and (iii) for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellations, accelerations, or Liens as would not reasonably be expected to have, individually or in the aggregate, a Rowan Material Adverse Effect.

Section 3.3           Reports and Financial Statements.

(a)          Rowan and each of its Subsidiaries has timely filed with or furnished to the SEC all reports, schedules, forms, statements and other documents required to be filed or furnished by it since January 1, 2016 (all such documents and reports filed or furnished by Rowan or any of its Subsidiaries, the “Rowan SEC Documents”) and Rowan has filed prior to the date hereof all material returns, particulars, resolutions and documents required to be filed or to be delivered on behalf of Rowan with the Registrar of Companies in England and Wales. As of their respective dates of filing or, in the case of Rowan SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, their respective dates of effectiveness, or, if amended prior to the date hereof, as of the date of the last such amendment, the Rowan SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”), as the case may be, and none of the Rowan SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information set forth in the Rowan SEC Documents as of a later date (but before the date hereof) will be deemed to modify information as of an earlier date.

(b)          The consolidated financial statements (including all related notes and schedules thereto) of Rowan included in the Rowan SEC Documents (i) fairly present in all material respects the consolidated financial position of Rowan and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and any other adjustments described therein), (ii) were prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by applicable rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (iii) have been prepared from, and are in accordance with, the books and records of Rowan and its consolidated Subsidiaries and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act.

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(c)          There are no outstanding or unresolved comments from, or unresolved issues raised by, the staff of the SEC relating to the Rowan SEC Documents. Rowan has heretofore made available to Ensco true, correct and complete copies of all written correspondence between Rowan and the SEC occurring since January 1, 2015. None of the Rowan SEC Documents is, to the knowledge of Rowan, the subject of ongoing SEC review, and no enforcement action has been initiated against Rowan relating to disclosures contained in or omitted from any Rowan SEC Document.

(d)          Neither Rowan nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract relating to any transaction or relationship between or among Rowan or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Rowan or any of its Subsidiaries in Rowan’s financial statements or other Rowan SEC Documents.

Section 3.4           Internal Controls and Procedures. Rowan has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Rowan’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Rowan in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Rowan’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Rowan’s management has completed an assessment of the effectiveness of Rowan’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2017, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of Rowan has disclosed to Rowan’s auditors and the audit committee of the Board of Directors of Rowan (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Rowan’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Rowan’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Ensco prior to the date hereof.

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Section 3.5           No Undisclosed Liabilities. There are no liabilities or obligations of Rowan or any of its Subsidiaries, whether known or unknown and whether accrued, absolute, determined or contingent, that would be required by GAAP, consistently applied, to be reflected on a consolidated balance sheet of Rowan and its consolidated Subsidiaries (including the notes thereto), except for (i) liabilities or obligations disclosed and provided for in the most recent balance sheets included in the Rowan Financial Statements (or in the notes thereto) filed and publicly available prior to the date of this Agreement, (ii) liabilities or obligations incurred in accordance with or in connection with this Agreement, (iii) liabilities or obligations incurred since December 31, 2017 in the ordinary course of business consistent with past practice since the date of such balance sheet, (iv) liabilities or obligations that have been discharged or paid in full, or (v) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Rowan Material Adverse Effect.

Section 3.6           Compliance with Law; Permits.

(a)          Rowan and its Subsidiaries are in compliance with, and are not in default under or in violation of, any applicable international, federal, state, local or foreign law, statute, ordinance, rule, regulation, convention, treaty, judgment, Order, injunction, decree or agency requirement of any Governmental Entity (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not have and would not reasonably be expected to have, individually or in the aggregate, a Rowan Material Adverse Effect. Since January 1, 2016, neither Rowan nor any of its Subsidiaries has received any written notice or, to Rowan’s knowledge, other communication from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except as would not reasonably be expected to have, individually or in the aggregate, a Rowan Material Adverse Effect.

(b)          Rowan and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, concessions, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, financial assurance instruments, qualifications and registrations and Orders of all applicable Governmental Entities, and all rights under any Rowan Material Contract with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for Rowan and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Rowan Permits”), except where the failure to have or to have filed such Rowan Permits would not reasonably be expected to have, individually or in the aggregate, a Rowan Material Adverse Effect. All Rowan Permits are valid and in full force and effect and are not subject to any administrative or judicial proceeding that could result in modification, termination or revocation thereof, except where the failure to be in full force and effect or any modification, termination or revocation thereof would not reasonably be expected to have, individually or in the aggregate, a Rowan Material Adverse Effect. Rowan and each of its Subsidiaries is in compliance with the terms and requirements of all material Rowan Permits, except where the failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Rowan Material Adverse Effect.

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(c)          Each drilling unit owned or leased by Rowan or any of its Subsidiaries which is subject to classification (other than cold stacked rigs) is in class and free of suspension or cancellation to class, and is registered under the flag of its flag jurisdiction.

Section 3.7           Absence of Certain Changes or Events.

(a)          From January 1, 2018 through the date of this Agreement, except in connection with the negotiation and execution of this Agreement, the businesses of Rowan and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice, except when such conduct outside the ordinary course of business would not have, and would not be reasonably expected to have, individually or in the aggregate, a Rowan Material Adverse Effect.

(b)          Since January 1, 2018, there has not been any event, change, effect, development, occurrence or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, a Rowan Material Adverse Effect.

Section 3.8           Environmental Laws and Regulations. Except as would not have, individually or in the aggregate, a Rowan Material Adverse Effect (i) there are, to the knowledge of Rowan, no investigations, actions, suits, proceedings (whether administrative or judicial) pending or threatened in writing against Rowan or any of its Subsidiaries or any person or entity whose liability Rowan or any of its Subsidiaries has retained or assumed either contractually or by operation of law, alleging non-compliance with or other liability under any Environmental Law, (ii) Rowan and its Subsidiaries are, and except for matters that have been fully resolved with the applicable Governmental Entity, since January 1, 2016 have been, in compliance with all Environmental Laws (which compliance includes the possession by Rowan and each of its Subsidiaries of all Permits required under applicable Environmental Laws to conduct their respective business and operations, and compliance with the terms and conditions thereof), (iii) there have been no Releases at any location of Hazardous Materials by Rowan or any of its Subsidiaries, or, to Rowan’s knowledge, as a result of any operations or activities of Rowan or any of its Subsidiaries or their contractors or third-party operators, that could reasonably be expected to give rise to any fine, penalty, remediation, investigation, obligation or liability of any kind to Rowan or its Subsidiaries, (iv) none of Rowan and its Subsidiaries is subject to any Order or any indemnity obligation with any other person that could reasonably be expected to result in obligations or liabilities under applicable Environmental Laws or concerning any Releases of Hazardous Materials, (v) none of Rowan and its Subsidiaries has received any unresolved claim, notice, complaint or request for information from a Governmental Entity or any other person relating to actual or alleged noncompliance by Rowan or its Subsidiaries with or liability of Rowan or its Subsidiaries under applicable Environmental Laws (including any such liability or obligation arising under, retained or assumed by Rowan or its Subsidiaries by contract or by operation of law), and (vi) Rowan and its Subsidiaries have made available to Ensco all reports, audits, assessments and documents materially bearing on any material environmental, health and safety liabilities relating to Rowan and its Subsidiaries’ current or former operations, properties or facilities.

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Section 3.9           Investigations; Litigation. Except as would not reasonably be expected to have, individually or in the aggregate, a Rowan Material Adverse Effect or would not reasonably be expected to prevent, impede or delay consummation of the Transaction, (i) there is no investigation or review pending (or, to Rowan’s knowledge, threatened) by any Governmental Entity with respect to Rowan or any of its Subsidiaries, (ii) there are no claims, actions, suits, inquiries, investigations, arbitrations or administrative or other proceedings, or any subpoenas, civil investigative demands or other requests for information, relating to potential violations of Law pending (or, to Rowan’s knowledge, threatened) against or affecting Rowan or any of its Subsidiaries, or any of their respective properties and (iii) there are no Orders, injunctions, judgments or decrees of, or before, any Governmental Entity pending (or, to Rowan’s knowledge, threatened to be imposed) against Rowan or any of its Subsidiaries.

Section 3.10         Investment Company. None of Rowan or any of its Subsidiaries is an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

Section 3.11         Intellectual Property.

(a)          Except as would not reasonably be expected to have, individually or in the aggregate, a Rowan Material Adverse Effect, either Rowan or a Subsidiary of Rowan owns, or is licensed or otherwise possesses valid rights to use, free and clear of Liens other than Rowan Permitted Liens, all trademarks, trade names, service marks, service names, mark registrations, logos, assumed names, domain names, registered and unregistered copyrights, patents or applications and registrations, trade secrets and other intellectual property rights necessary to their respective businesses as currently conducted (collectively, the “Rowan Intellectual Property”), and no third party has ownership rights or license rights to improvements made by Rowan in the Rowan Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Rowan Material Adverse Effect, (i) there are no pending or, to Rowan’s knowledge, threatened claims by any person alleging infringement, misappropriation or other violation by Rowan or any of its Subsidiaries of any intellectual property rights of any person, (ii) to Rowan’s knowledge, the conduct of the business of Rowan and its Subsidiaries does not infringe, misappropriate or otherwise violate any intellectual property rights of any person, (iii) neither Rowan nor any of its Subsidiaries has made any claim of a violation, infringement or misappropriation by others of Rowan’s or any its Subsidiaries’ rights to or in connection with Rowan Intellectual Property and (iv) to Rowan’s knowledge, no person is infringing, misappropriating or otherwise violating any Rowan Intellectual Property.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Rowan Material Adverse Effect, Rowan and its Subsidiaries have implemented (i) commercially reasonable measures, consistent with industry standards, to protect the confidentiality, integrity and security of the Rowan IT Assets (and all information and transactions stored or contained therein or transmitted thereby); and (ii) commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan, in each case consistent with customary industry practices.

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Section 3.12         Properties.

(a)          Except as would not reasonably be expected to have, individually or in the aggregate, a Rowan Material Adverse Effect, Rowan and its Subsidiaries have good and defensible title to all real property owned by Rowan or any of its Subsidiaries and good and valid leasehold interest to all real property which is leased, subleased, licensed or otherwise occupied by Rowan or any of its Subsidiaries (the “Rowan Leased Real Property”), in each case free and clear of all Liens (other than Rowan Permitted Liens).

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Rowan Material Adverse Effect, Rowan and its Subsidiaries have good and defensible title to, or have valid rights to lease or otherwise use, all items of personal property that are material to the respective businesses of Rowan and its Subsidiaries, in each case free and clear of all Liens (other than Rowan Permitted Liens).

Section 3.13         Ownership and Maintenance of Drilling Units.

(a)          Either Rowan or a Subsidiary of Rowan has good and marketable title to the drilling units listed in Rowan’s most recent fleet status report, a true and complete copy of which has been provided to Ensco (the “Rowan Fleet Report”), in each case free and clear of all Liens except for Rowan Permitted Liens. No such drilling unit or any related asset is leased under an operating lease from a lessor that, to Rowan’s knowledge, has incurred non-recourse indebtedness to finance the acquisition or construction of such asset.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Rowan Material Adverse Effect, the drilling units listed in the Rowan Fleet Report (other than such drilling units that are noted therein as “cold stacked” or are being prepared to be “cold stacked”) (i) have been maintained consistent with general practice in the offshore drilling industry, and are in good operating condition and repair, subject to ordinary wear and tear; (ii) are adequate for the purpose for which they are being used and are capable of being used in the business as presently conducted without present need for replacement or repair, except in the ordinary course of business; (iii) conform in all material respects with all applicable legal requirements; and (iv) in the aggregate, provide the capacity to engage in Rowan’s business on a continuous basis as it is presently conducted, subject to routine maintenance.

Section 3.14         Tax Matters.

(a)          Except as would not reasonably be expected to have, individually or in the aggregate, a Rowan Material Adverse Effect:

(i)          Rowan and each of its Subsidiaries have duly and timely filed or caused to be filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by any of them and all such Tax Returns are true, complete and accurate.

(ii)         Rowan and each of its Subsidiaries have timely paid all Taxes that are required to be paid by any of them or that Rowan or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor, shareholder or third party (in each case, whether or not shown on any Tax Return), except with respect to matters contested in good faith through appropriate proceedings and for which adequate reserves have been established, in accordance with GAAP on the most recent financial statements of Rowan and its Subsidiaries.

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(iii)        No Tax Return of Rowan or any of its Subsidiaries is the subject of an audit, examination investigation or other proceeding, and there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of Rowan or any of its Subsidiaries.

(iv)        Neither Rowan nor any of its Subsidiaries is currently the beneficiary of any waivers of any limitation periods or agreements providing for an extension of time for the filing of any Tax Return, the assessment or collection thereof by any relevant Tax authority or the payment of any Tax by Rowan or any of its Subsidiaries.

(v)         Neither Rowan nor any of its Subsidiaries has any liability for the Taxes of any person (other than Taxes of Rowan or its Subsidiaries) (A) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law), (B) as a transferee or successor or (C) by Contract (other than customary Tax indemnifications contained in ordinary course commercial agreements or arrangements that are not primarily related to Taxes).

(vi)        Neither Rowan nor any of its Subsidiaries has any liability pursuant to any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among such party and any of its wholly owned Subsidiaries and other than as customary Tax indemnifications contained in ordinary course commercial agreements or arrangements that are not primarily related to Taxes ).

(vii)       Neither Rowan nor any of its Subsidiaries is a party to any closing agreement described in Section 7121 of the Code or any predecessor provision thereof or any similar agreement under state, local or non-U.S. Tax Law, and neither Rowan nor any of its Subsidiaries is subject to any private ruling issued by any Governmental Entity in respect of Taxes.

(viii)      There are no Liens for Taxes on any asset of Rowan or its Subsidiaries, except for Rowan Permitted Liens.

(ix)         No written claim has been received by Rowan or any of its Subsidiaries from a Governmental Entity in a jurisdiction where such entity does not file Tax Returns that it is or may be subject to taxation by such jurisdiction.

(x)          Neither Rowan nor any of its Subsidiaries is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code.

(xi)         Neither Rowan nor any of its Subsidiaries has been a party to a transaction that is a “listed transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(2), or any other transaction requiring disclosure under analogous provisions of state, local or non-U.S. Tax Law.

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(xii)        Within the past three years, neither Rowan nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution intended to qualify for tax-free treatment under Section 355 of the Code (or a similar provision of state, local or non-U.S. Tax Law).

(xiii)       Neither Rowan nor any of its Subsidiaries (nor any of their respective predecessors) (i) is treated as a domestic corporation under Section 7874(b) of the Code or (ii) was created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to the dual charter provision of Treasury Regulations Section 301.7701-5(a). Neither Rowan nor any of its Subsidiaries has knowledge of any facts or of any reason that would reasonably be expected to cause Ensco to be treated, following the completion of the Transaction, as a domestic corporation for U.S. federal income tax purposes under Section 7874 of the Code.

(b)          To the knowledge of Rowan, neither Rowan nor any of its Subsidiaries has taken or agreed to take any action that would (and none of them is aware of any facts, agreement, plan or other circumstance that would) reasonably be expected to prevent the Transaction from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 3.15         Employment and Labor Matters.

(a)          Neither Rowan nor any of its Subsidiaries is a party to or bound by any Collective Bargaining Agreement with respect to employees of Rowan or any of its Subsidiaries (each, a “Rowan Employee”), other than those nationwide, industry wide or similar Collective Bargaining Agreements that Rowan or any of its Subsidiaries may be deemed to be a party to or bound by as a result of doing business in a particular jurisdiction.

(b)          No notice to or approval from any trade union, works council, staff association or other body representing Rowan Employees is required in connection with Rowan entering into this Agreement or completing the Transaction. Rowan has delivered to Ensco a complete and accurate list of all labor organizations recognized by Rowan in any way for bargaining, information or consultation purposes and/or which represent any Rowan Employee with respect to their employment with Rowan or any of its Subsidiaries.

(c)          There are no outstanding applications for recognition or information and consultation rights with respect to Rowan Employees. To Rowan’s knowledge, there are no activities or proceedings of any labor or trade union, staff association or other body to organize any Rowan Employee. No Collective Bargaining Agreement is being negotiated by Rowan or, to Rowan’s knowledge, any of its Subsidiaries with respect to any Rowan Employees.

(d)          Since January 1, 2016, there has been no actual, or to Rowan’s knowledge, threatened unfair labor practice charges, grievances, arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing or other labor disputes against Rowan or any of its Subsidiaries involving Rowan Employees that would reasonably be expected to have, individually or in the aggregate, a Rowan Material Adverse Effect.

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(e)          Rowan is, and has been, in compliance with all Laws regarding employment and employment practices, terms and conditions of employment and wages and hours (including classification of employees) and other Laws in respect of any reduction in force, including notice, information and consultation requirements, except where such non-compliance, default or violation would not have and would not reasonably be expected to have, individually or in the aggregate, a Rowan Material Adverse Effect.

(f)          Except as would not reasonably be expected to have, individually or in the aggregate, a Rowan Material Adverse Effect, there are no material outstanding assessments, penalties, fines, Liens, charges, surcharges, or other amounts due or owing by Rowan pursuant to any workplace safety and insurance/workers’ compensation Laws, and Rowan has not been reassessed in any material respect under such Laws during the past three years and Rowan has not received any claims under such Laws.

(g)          No Key Employee or other officer has provided written notice to any officer of Rowan that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise.

Section 3.16         Employee Benefit Plans.

(a)          Section 3.16(a) of the Rowan Disclosure Schedule sets forth a correct and complete list of each material Rowan Benefit Plan. For purposes of this Agreement, “Rowan Benefit Plan” means any (i) “employee pension benefit plan” (as defined in Section 3(2) of ERISA), (ii) “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) or (iii) plan, program, agreement, policy or arrangement providing for compensation, employment, benefits, retirement benefits, profit-sharing, deferred compensation, stock option, phantom stock, stock appreciation, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, long service award, vacation, bonus, commissions, incentive, medical, retiree medical, vision, dental or other health plans, life insurance plans, and each other employee benefit plan or fringe benefit plan or post-employment or retirement benefit, including any “employee benefit plan” as that term is defined in Section 3(3) of ERISA (whether or not subject to ERISA), in each case (x) sponsored, maintained or administered by Rowan or any Subsidiary, (y) to which Rowan or any Subsidiary contributes or is obligated to contribute for the benefit of any current or former employees, directors, consultants or independent contractors or (z) with respect to which Rowan or any of its Subsidiaries has or could reasonably be expected to have any obligation or liability, contingent or otherwise.

(b)          Each Rowan Benefit Plan that is intended to be qualified under Section 401(a) of the Code (a “Qualified Plan”) is so qualified and each trust maintained thereunder is exempt from taxation under Section 501(a) of the Code and there is no reason why tax approval or registration under any local Law in any part of the world, with respect to any Rowan Benefit Plan that is subject to any such approval, or registration, might be withdrawn or might cease to apply.

(c)          Except as set forth on Section 3.16(c) of the Rowan Disclosure Schedule, no Rowan Benefit Plan is (i) a benefit plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code, or (ii) a material defined benefit pension plan that is governed by local Law that is the equivalent of Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code.

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(d)          Except as would not reasonably be expected to have, individually or in the aggregate, a Rowan Material Adverse Effect, with respect to each Rowan Benefit Plan, (i) no reportable event, as defined in Section 4043 of ERISA, no prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, and no accumulated funding deficiency, as defined in Section 302 of ERISA and 412 of the Code has occurred, and (ii) all material contributions required to have been made under the terms of any such Rowan Benefit Plan have been timely made.

(e)          None of Rowan and its Subsidiaries maintains, contributes to or is obligated to contribute to any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA or a plan that has two or more contributing sponsors at least two of whom are not under common control that is subject to Title IV of ERISA (a “multiple employer plan”), and none of Rowan and its Subsidiaries has incurred any undischarged liability to a multiemployer plan or a multiple employer plan as a result of a complete or partial withdrawal from such plan.

(f)          Neither Rowan nor any of its Subsidiaries have been issued with a restoration order, a contribution notice or financial support direction (or a warning notice, improvement notice or any other fine, penalty or notice of exercise or proposed exercise of any of its powers) by the UK pensions regulator in relation to any pension arrangement and, to Rowan’s knowledge, no facts or circumstances exist under which the UK pensions regulator could issue any such notice, direction, fine or penalty, and there has been no act or deliberate failure to act falling within Section 38(5) of the Pensions Act 2004.

(g)          Except as would not reasonably be expected to have, individually or in the aggregate, a Rowan Material Adverse Effect, there is no Action (including any investigation, audit or other administrative proceeding) by the U.S. Department of Labor, the PBGC, the U.S. Internal Revenue Service or any other Governmental Entity or by any plan participant or beneficiary pending, or to Rowan’s knowledge, threatened, relating to the Rowan Benefit Plans, any fiduciaries thereof with respect to their duties to the Rowan Benefit Plans or the assets of any of the trusts under any of the Rowan Benefit Plans (other than routine claims for benefits) nor to Rowan’s knowledge are there facts or circumstances that exist that could reasonably give rise to any such Actions.

(h)          Except as set forth on Section 3.16(h) of the Rowan Disclosure Schedule, no Rowan Benefit Plan provides for any post-employment or post-retirement medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code or any applicable Law except as would not result in material liability to Rowan and its Subsidiaries, taken as a whole.

(i)          Rowan is not party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of Taxes imposed by Sections 409A, 457A, or 4999 of the Code or equivalent local Law.

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(j)          Except as would not reasonably be expected to have, individually or in the aggregate, a Rowan Material Adverse Effect, the consummation of the Transaction and the transactions contemplated by this Agreement will not, either alone or in combination with another event (i) entitle any current or former employee, director, consultant or officer of Rowan or any of its Subsidiaries to severance pay, unemployment compensation or other compensatory payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation or benefits due to any such employee, director, consultant or officer, (iii) except as provided in Section 2.3, result in an increase in any contributions payable to, or an acceleration of the timing of payment of any contributions to, or result in an increase in liabilities in or create or accelerate any obligation to or in relation to, any Rowan Benefit Plan, (iv) result in the termination of, or allow any other party to terminate, any Rowan Benefit Plan or (v) impose any restrictions or limitations on Rowan’s rights to administer, amend or terminate any Rowan Benefit Plan.

(k)          The consummation of this Transaction and the transactions contemplated by this Agreement will not, either alone or in combination with another event, result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) of Rowan that could, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(l)          Each Rowan Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder that would reasonably be expected to have, individually or in the aggregate, a Rowan Material Adverse Effect.

(m)          Rowan and its Subsidiaries have, in relation to the Rowan Benefit Plans, at all times complied with all applicable Laws, regulations and requirements and the trusts, powers and provisions of the Rowan Benefit Plan documentation, except where such non-compliance, default or violation would not have and would not reasonably be expected to have, individually or in the aggregate, a Rowan Material Adverse Effect. Rowan and its Subsidiaries have at all times complied with their obligations in relation to automatic enrolment arising under the UK Pensions Act 2008, except where such non-compliance, default or violation would not have and would not reasonably be expected to have, individually or in the aggregate, an Ensco Material Adverse Effect.

(n)          With respect to Rowan Employees primarily based in the UK, except pursuant to the Rowan Benefit Plans and obligations under applicable Law, neither Rowan nor any of its Subsidiaries has any obligation (whether legally binding or not) to: (i) pay any pension, (ii) make any other payment on or after retirement or death (whether of a temporary nature or a permanent nature), or (iii) pay or otherwise provide or contribute towards any pension, lump sum, gratuity or other like benefit provided or to be provided on retirement or death or, in connection with past service, after retirement or death, (in each case) to, or in respect of, any Rowan Employee or spouse, civil partner or dependent of such Rowan Employee. Neither Rowan nor any of its Subsidiaries is or has at any time in the last six years been (for the purposes of section 75 of the UK Pensions Act 1995 or Part 3 of the UK Pensions Act 2014) an “employer” in an occupational pension scheme to which section 75 of the UK Pensions Act 1995 or Part 3 of the Pensions Act 2014 applies and has not been associated or connected with an employer (for the purposes of sections 38 through 51 of the UK Pensions Act 2004 or otherwise). No person has ever become employed in the United Kingdom by Rowan or any of its Subsidiaries as a result of a transfer under the Transfer of Undertakings (Protection of Employment) Regulations 1981 or 2006 where such person was, prior to the transfer, a member of a UK occupational pension scheme that provided any benefits other than on old age, invalidity or death, except where such non-compliance, default or violation would not have and would not reasonably be expected to have, individually or in the aggregate, an Ensco Material Adverse Effect.

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Section 3.17         Insurance. Rowan and its Subsidiaries maintain insurance in such amounts and against such risks substantially as Rowan believes to be customary for the international offshore drilling business as of the date hereof. Except as would not reasonably be expected to have, individually or in the aggregate, a Rowan Material Adverse Effect, (i) all insurance policies maintained by or on behalf of Rowan or any of its Subsidiaries as of the date of this Agreement are in full force and effect and are valid and enforceable, and all premiums due on such policies have been paid by Rowan or its Subsidiaries, as applicable, and (ii) Rowan and its Subsidiaries are in compliance with the terms and provisions of all insurance policies maintained by or on behalf of Rowan or any of its Subsidiaries as of the date of this Agreement, and neither Rowan nor any of its Subsidiaries is in breach or default under, or has taken any action that could permit termination or material modification of, any material insurance policies.

Section 3.18         Opinion of Financial Advisor. The Board of Directors of Rowan has received the opinion letter of Goldman, Sachs & Co. LLC to the effect that, as of the date hereof and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio pursuant to this Agreement is fair from a financial point of view, to the holders (other than Ensco and its affiliates) of Rowan Ordinary Shares. Rowan shall, promptly following the execution of this Agreement by all Parties, furnish an accurate, complete and confidential copy of said opinion letter to Ensco solely for informational purposes.

Section 3.19         Material Contracts.

(a)          Except for this Agreement, the Rowan Benefit Plans, agreements with customers for the provision of drilling and related services, agreements filed as exhibits to the Rowan SEC Documents or as set forth on the applicable subsection of Section 3.19(a) of the Rowan Disclosure Schedule, as of the date hereof, neither Rowan nor any of its Subsidiaries is a party to or bound by:

(i)          any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)         any Contract that (A) imposes any restriction on the right or ability of Rowan or any of its Subsidiaries to compete with any other person or in any geographic area or acquire or dispose of the securities of another person or (B) contains an exclusivity or “most favored nation” clause that restricts the business of Rowan and its Subsidiaries in a material manner;

(iii)        any mortgage, note, debenture, indenture, security agreement, guaranty, pledge or other agreement or instrument evidencing indebtedness for borrowed money or any guarantee of such indebtedness of Rowan or any of its Subsidiaries in an amount in excess of $50.0 million, except any transaction among Rowan and its wholly owned Subsidiaries or among Rowan’s wholly owned Subsidiaries;

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(iv)        any executory Contract that provides for the acquisition or disposition of assets, rights or properties with a value in excess of $50.0 million, except any transaction among Rowan and its wholly owned Subsidiaries or among Rowan’s wholly owned Subsidiaries;

(v)         any material joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any material joint venture, partnership or limited liability company, other than any such Contract solely between Rowan and its Subsidiaries or among Rowan’s Subsidiaries;

(vi)        any Contract expressly limiting or restricting the ability of Rowan or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be;

(vii)       any Contract that obligates Rowan or any of its Subsidiaries to make any loans, advances or capital contributions to, or investments in, any person other than any loan or capital contribution to, or investment in, (A) Rowan or one of its Subsidiaries or (B) any person (other than an officer, director or employee of Rowan or any of its Subsidiaries) that is less than $50.0 million to such person;

(viii)      any Contract that by its terms calls for aggregate payments by or to Rowan or any of its Subsidiaries of more than $50.0 million in the aggregate over the remaining term of such Contract, except for (A) Contracts with a customer and (B) any such Contract that may be cancelled by Rowan or any of its Subsidiaries with a penalty or other liability of less than $10.0 million to Rowan or any of its Subsidiaries, upon notice of 60 days or less;

(ix)         any Contract that involves, or is reasonably expected in the future to involve, annual revenues of $50.0 million;

(x)          any Contract providing for drilling unit construction, repair, modification, life extension, overhaul or conversion for an amount in excess of $50.0 million;

(xi)         any Contract with a customer with a remaining duration of greater than 180 days, including fixed price customer options;

(xii)        any Contract that includes any affiliate of Rowan as a counterparty or third party beneficiary and that would be required to be disclosed under Item 404 of Regulation S-K of the SEC;

(xiii)       any Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations, that could reasonably be expected to result in payments after the date hereof by Rowan or any of its Subsidiaries in excess of $50.0 million;

(xiv)      any lease or sublease with respect to a Rowan Leased Real Property with remaining payments in excess of $10.0 million; and

(xv)       any Contract the loss or breach of which would reasonably be expected to have a Rowan Material Adverse Effect.

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All Contracts of the types referred to in clauses (i) through (xv) above are referred to herein as “Rowan Material Contracts.” As used herein, “Contract” shall mean any agreement, contract, license, obligation, promise, understanding or undertaking (whether written or oral) that is legally binding.

(b)          Rowan has delivered or made available to Ensco true and complete copies of all Rowan Material Contracts.

(c)          Except as would not reasonably be expected to have, individually or in the aggregate, a Rowan Material Adverse Effect (other than the occurrence of a change in control or “similar term” as acknowledged by the parties in Section 5.23), (i) neither Rowan nor any Subsidiary of Rowan is in breach of or default under the terms of any Rowan Material Contract, (ii) to Rowan’s knowledge, no other party to any Rowan Material Contract is in breach of or default under the terms of any Rowan Material Contract and (iii) each Rowan Material Contract is a valid and binding obligation of Rowan or the Subsidiary of Rowan that is party thereto and, to Rowan’s knowledge, of each other party thereto, and is in full force and effect, subject to the Remedies Exceptions.

Section 3.20         Finders or Brokers. Except for Goldman, Sachs & Co. LLC, neither Rowan nor any of Rowan’s Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to or may receive any fee or any commission in connection with or upon consummation of the Transaction. Section 3.20 of the Rowan Disclosure Schedule sets out, as at the date of this Agreement, Rowan’s good faith estimate of the fees, commissions and expenses (including discretionary fees) payable by it or any of Rowan’s Subsidiaries to Goldman, Sachs & Co. LLC in connection with this Agreement and the Transaction.

Section 3.21         Anti-Bribery. Within the past five years, neither (a) Rowan, nor any of its Subsidiaries, nor, to Rowan’s knowledge, any director, officer, or employee of Rowan or any of its Subsidiaries nor (b) to Rowan’s knowledge, any Representative while acting for or on behalf of any of the foregoing, has directly or indirectly (i) made, accepted, promised, or authorized the giving of any unlawful payment to/from any foreign or domestic government officials or employees or to/from any foreign or domestic political parties or campaigns, or to/from any private third parties, or otherwise violated any provisions of any applicable anti-bribery Laws, including without limitation the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively, the “FCPA”) or the UK Bribery Act 2010 (the “Bribery Act”), or (ii) taken any action or engaged in any conduct, activity or practice for or on behalf of Rowan or any of its Subsidiaries that would otherwise constitute a violation of or an offence under any applicable anti-bribery Laws, including the FCPA and the Bribery Act, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA. In the past five years, Rowan has maintained policies and procedures that are reasonably designed to ensure, and that are reasonably expected to continue to ensure, continued compliance with anti-bribery Laws. Neither Rowan nor any of its Subsidiaries, nor, to the knowledge of Rowan, any director, officer or employee of Rowan or any Subsidiary of Rowan, are, or in the past five years have been, subject to any actual, pending, or, to Rowan’s knowledge, threatened civil, criminal, or administrative actions or governmental investigations, inquiries or enforcement actions, or made any voluntary disclosures to any governmental authority, involving Rowan or any Subsidiary of Rowan relating to alleged violations of applicable anti-bribery Laws, including the FCPA and the Bribery Act.

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Section 3.22         Export Controls and Sanctions.

(a)          Neither (i) Rowan, any of its Subsidiaries, or any employee, officer, or director of Rowan or any of its Subsidiaries nor (ii) to Rowan’s knowledge, any Representative of any of the foregoing, (A) is currently or has been within the past five years the target of Trade Sanctions (including by being designated on the list of Specially Designated Nationals and Blocked Persons or on any other sanctions list maintained by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, the United Nations Security Council, the European Union or Her Majesty’s Treasury or direct or indirect ownership or control by one or more designated parties), or is or has been within the past five years operating, organized or resident in a country or territory that itself is the target of Trade Sanctions (currently, Crimea, Cuba, Iran, North Korea and Syria); or (B) has, directly or, to the knowledge of Rowan, indirectly, participated in the past five years in any prohibited or unlawful transaction or dealing involving a person or entity that is the target of Trade Sanctions, or with any person or entity operating, organized, or resident in a country or territory that is the target of Trade Sanctions.

(b)          In the past five years, each of Rowan, Rowan’s Subsidiaries and, to Rowan’s knowledge, their respective affiliates (i) has conducted its business in compliance with all applicable Trade Sanctions and Export Control Laws in all material respects; (ii) have obtained, and are in compliance in all material respects with, all required export and import licenses, license exceptions and other consents, notices, approvals, orders, permits, authorizations, declarations, classifications and filings with any Governmental Entity required for the import, export and re-export of products, software and technology; and (iii) has maintained and enforces policies and procedures that are reasonably designed to ensure, and that are reasonably expected to continue to ensure, continued compliance therewith.

Section 3.23         Derivatives. Section 3.23 of the Rowan Disclosure Schedule contains a complete and correct schedule of all material Derivative Transactions entered into by Rowan or any of its Subsidiaries or for the account of any of their respective customers as of the date hereof.

Section 3.24         Takeover Statutes. There are no “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state or other anti-takeover Laws and regulations applicable to Rowan, the Rowan Ordinary Shares, the Transaction or any other transactions contemplated by this Agreement.

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Section 3.25         Information Supplied. The information supplied or to be supplied by Rowan for inclusion in the Registration Statement provided for in Section 5.18(d) to be filed by Ensco in connection with the issuance of the New Ensco Shares in the Transaction shall not, at the time the Registration Statement is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Rowan with respect to statements made or incorporated by reference therein based on information supplied by Ensco in writing expressly for inclusion therein. The information supplied or to be supplied by Rowan for inclusion in the Proxy Statement (including, for the avoidance of any doubt, the Scheme Document) will not, at the time the Proxy Statement is first mailed to the Ensco Shareholders and at the time of the Ensco Shareholder Meeting, the Scheme Meeting and the Rowan GM to be held in connection with the Transaction, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Rowan with respect to statements made or incorporated by reference therein based on information supplied by Ensco in writing expressly for inclusion therein. The Registration Statement and the Proxy Statement (solely with respect to the portion thereof relating to the Rowan GM but excluding any portion thereof based on information supplied by Ensco in writing expressly for inclusion therein, with respect to which no representation or warranty is made by Rowan) will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder and any applicable provisions of the Companies Act and the Scheme Document will comply in all material respects with the provisions of the Companies Act.

Section 3.26         No Additional Representations.

(a)          Rowan acknowledges that Ensco does not make any representation or warranty as to any matter whatsoever except as expressly set forth in Article IV or in any certificate delivered by Ensco to Rowan in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that Ensco makes no representation or warranty with respect to (i) any projections, estimates or budgets delivered or made available to Rowan, any of its affiliates or any of their respective officers, directors, employees or Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Ensco and its Subsidiaries or (ii) the future business and operations of Ensco and its Subsidiaries, and Rowan has not relied on such information or any other representations or warranties not set forth in Article IV.

(b)          Rowan has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of Ensco and its Subsidiaries and acknowledges that Rowan has been provided access for such purposes. Except for the representations and warranties expressly set forth in Article IV or in any certificate delivered to Rowan by Ensco in accordance with the terms hereof, in entering into this Agreement, Rowan has relied solely upon its independent investigation and analysis of Ensco and Ensco’s Subsidiaries, and Rowan acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Ensco, its Subsidiaries, or any of their respective affiliates, shareholders, controlling persons or Representatives that are not expressly set forth in Article IV or in any certificate delivered to Rowan by Ensco, whether or not such representations, warranties or statements were made in writing or orally. Rowan acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV or in any certificate delivered by Ensco to Rowan (i) Ensco does not make, and has not made, any representations or warranties relating to itself or its business or otherwise in connection with the transactions contemplated hereby and Rowan is not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no person has been authorized by Ensco to make any representation or warranty relating to itself or its business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty may not be relied upon by Rowan as having been authorized by Ensco and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Rowan, any of its affiliates or any of their respective officers, directors, employees or Representatives are not and shall not be deemed to be or include representations or warranties of Ensco unless any such materials or information is the subject of any express representation or warranty set forth in Article IV.

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Article IV.

REPRESENTATIONS AND WARRANTIES OF ENSCO

Except as disclosed (a) in the Ensco SEC Documents filed prior to the date hereof (without giving effect to any amendment to any such Ensco SEC Document filed on or after the date hereof and excluding any disclosures set forth in any such Ensco SEC Document in any risk factor section, any disclosure in any section relating to forward-looking statements or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or (b) in the disclosure schedule delivered by Ensco to Rowan immediately prior to the execution of this Agreement (the “Ensco Disclosure Schedule”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent), Ensco represents and warrants to Rowan as follows:

Section 4.1           Qualification, Organization, Subsidiaries, Capitalization.

(a)          Ensco is a public limited company duly organized and validly existing under the Laws of England and Wales. Ensco has the requisite capacity, power and authority to enter into and perform this Agreement and to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of Ensco’s Subsidiaries is a legal entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of its respective jurisdiction of organization and has the requisite capacity, power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to be in good standing or to have such power or authority would not reasonably be expected to have, individually or in the aggregate, an Ensco Material Adverse Effect. Each of Ensco and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing as a foreign entity (where such concept is recognized under applicable Law) in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, an Ensco Material Adverse Effect.

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(b)          Ensco has made available to Rowan, prior to the date hereof, true and complete copies of the Ensco Articles of Association. Ensco is not in violation of the Ensco Articles of Association. None of Ensco’s “significant subsidiaries” as of the date hereof, as such term is defined in Regulation S-X promulgated by the SEC, as identified in Section 4.1(b) of the Ensco Disclosure Schedule (the “Ensco Material Subsidiaries”), is in material violation of its articles of association, certificate of incorporation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents, in each case as amended to and in effect as of the date hereof (collectively and, together with the Ensco Articles of Association, the “Ensco Organizational Documents”). Ensco has made available prior to the date of this Agreement true and complete copies of the minute books of Ensco’s Board of Directors, which copies contain true and complete records of all meetings and other company actions held or taken since November 1, 2016; provided, however, that (i) Ensco has redacted such materials to the extent necessary to omit information concerning this Agreement or the transactions contemplated hereby and (ii) minutes of meetings that pertain solely to discussion of this Agreement or the transactions contemplated hereby have not been provided.

(c)          As of the close of business on October 5, 2018 (i) 434,435,904 Ensco Class A Ordinary Shares (excluding non-vested share awards granted under the Ensco Stock Plans) and 50,000 Ensco Class B Ordinary Shares were issued and outstanding, (ii) 23,618,272 Ensco Class A Ordinary Shares were held in treasury, (iii) 50,000 Ensco Class B Ordinary Shares were held in treasury, (iv) 2,662,343 non-vested Ensco Class A Ordinary Shares were outstanding and subject to potential forfeiture under the Ensco Stock Plans, (v) $849,500,000 aggregate principal amount of 3.00% Exchangeable Senior Notes due 2024 issued by Ensco Jersey Finance Limited were outstanding, and (vi) up to 35,263,421 Ensco Class A Ordinary Shares were available for future issuance under the Ensco Stock Plans, of which amount (A) 803,180 Ensco Class A Ordinary Shares were subject to outstanding option awards under the Ensco Stock Plans, (B) 608,430 Ensco Class A Ordinary Shares (at the “target level”) were subject to outstanding performance unit awards under the Ensco Stock Plans and 5,412,984 Ensco Class A Ordinary Shares were subject to outstanding restricted stock unit awards under the Ensco Stock Plans. All outstanding Ensco Ordinary Shares are, and all such Ensco Ordinary Shares that may be issued prior to the Effective Time and the New Ensco Shares, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth in this Section 4.1(c) (and other than the Ensco Ordinary Shares issuable pursuant to the terms of awards issued under the Ensco Stock Plans (collectively, “Ensco Equity Awards”)), there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which Ensco or any of its Subsidiaries is a party (A) obligating Ensco or any of its Subsidiaries to (1) issue, transfer, exchange, sell or register for sale any equity interests of Ensco or any Subsidiary of Ensco or securities convertible into or exchangeable for such equity interests, (2) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (3) redeem or otherwise acquire any such equity interests, (4) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any person (other than a wholly owned Subsidiary) or (5) make any payment to any person the value of which is derived from or calculated based on the value of any equity security issued by Ensco or any of its Subsidiaries or (B) granting any preemptive or antidilutive or similar rights with respect to any security issued by Ensco or its Subsidiaries. With respect to each grant of Ensco Equity Awards, each such grant was made in accordance with the terms of the applicable Ensco Stock Plan, the Exchange Act, the Securities Act and all other applicable Laws, including the rules of the NYSE.

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(d)          Neither Ensco nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the Ensco Shareholders on any matter.

(e)          There are no voting trusts or other agreements or understandings to which Ensco or any of its Subsidiaries is a party with respect to the voting or registration of the equity interests of Ensco or any of its Subsidiaries.

(f)          No Subsidiary of Ensco owns any equity interests of Ensco, and Ensco or a Subsidiary of Ensco owns, directly or indirectly, all of the issued and outstanding equity interests of each Subsidiary of Ensco, free and clear of any preemptive rights and any Liens other than Ensco Permitted Liens, and all of such equity interests are duly authorized, validly issued, fully paid and nonassessable (where such concept is applicable and recognized under applicable Law) and free of preemptive rights. Except for equity interests in Ensco’s Subsidiaries, neither Ensco nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any person). Except for any obligations pursuant to this Agreement, neither Ensco nor any of its Subsidiaries has any obligation to acquire any equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person. Neither Ensco nor any of its Subsidiaries has any obligation, other than pursuant to the Ensco Stock Plans, to repurchase, redeem or otherwise acquire any equity interests of Ensco or any such Subsidiary.

(g)          The Ensco Material Subsidiaries identified in Section 4.1(b) of the Ensco Disclosure Schedule include each “significant subsidiary,” as such term is defined in Regulation S-X promulgated by the SEC, of Ensco as of the date hereof.

(h)          Ensco does not hold, directly or indirectly, any Rowan Ordinary Shares.

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Section 4.2           Company Authority Relative to this Agreement; No Violation.

(a)          Ensco has the requisite corporate power and authority to execute and deliver this Agreement and each other document to be entered into by Ensco in connection with the transactions contemplated hereby (together with this Agreement, the “Ensco Transaction Documents”) and, subject to, Section 4.2(b) and the passing of the resolution referred to in clauses (a) and (b) of the definition of Ensco Shareholder Resolutions, to consummate the transactions contemplated hereby and thereby, including the Transaction and the Consolidation. The execution, delivery and performance of this Agreement and the other Ensco Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Board of Directors of Ensco and, except for the passing of the resolution referred to in clauses (a) and (b) of the definition of Ensco Shareholder Resolutions, no other company action on the part of Ensco or vote of the Ensco Shareholders is necessary to authorize the execution and delivery by Ensco of this Agreement and the other Ensco Transaction Documents and the consummation of the Transaction and the Consolidation. The Board of Directors of Ensco has duly and validly adopted resolutions (i) approving and declaring advisable this Agreement and the other Ensco Transaction Documents, including the Transaction, the Consolidation and the other transactions contemplated hereby and thereby, and (ii) declaring that it is in the best interests of the Ensco Shareholders that Ensco enter into this Agreement and the other Ensco Transaction Documents and consummate the Transaction, the Consolidation and the other transactions contemplated hereby and thereby on the terms and subject to the conditions set forth herein and therein. The Board of Directors of Ensco has further resolved that it will unanimously and unqualifiedly recommend that the Ensco Shareholders vote in favor of the Ensco Shareholder Resolutions at duly held meetings of such shareholders for such purposes (such recommendation referred to herein as the “Ensco Board Recommendation”). None of the aforementioned resolutions, as of the date hereof, have been rescinded, modified or withdrawn in any way. Each of the Ensco Transaction Documents has been duly and validly executed and delivered by Ensco and, assuming each such Ensco Transaction Document has been duly authorized, executed and delivered by each other counterparty thereto, each of the Ensco Transaction Documents constitutes the legal, valid and binding obligation of Ensco, enforceable against Ensco in accordance with its terms, except as such enforcement may be subject to (A) the effect of bankruptcy, insolvency, reorganization, receivership, administration, arrangement, moratorium or other Laws affecting or relating to creditors’ rights generally or (B) the Remedies Exceptions.

(b)          Other than in connection with or in compliance with (i) the Companies Act, (ii) the Exchange Act, (iii) the Securities Act, (iv) the rules and regulations of the NYSE, (v) the HSR Act and any antitrust, competition, foreign investment or similar Laws outside of the United States, (vi) the DPA (including the filing of the CFIUS Notice and receipt of the CFIUS Clearance) and (vii) the approvals set forth in Section 4.2(b) of the Ensco Disclosure Schedule (collectively, the “Ensco Approvals”), and, subject to the accuracy of the representations and warranties of Rowan in Section 3.2(b), no authorization, consent, Order, license, permit or approval of, or registration, declaration, notice or filing with, or notice to, any Governmental Entity is necessary, under applicable Law, for the execution, delivery and performance of this Agreement or the consummation by Ensco of the transactions contemplated hereby, except for such authorizations, consents, Orders, licenses, permits, approvals or filings that, if not obtained or made, would not reasonably be expected to materially impede or delay the consummation of the Transaction and the other transactions contemplated by this Agreement or reasonably be expected to have, individually or in the aggregate, an Ensco Material Adverse Effect.

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(c)          The execution, delivery and performance by Ensco of this Agreement do not, and (assuming the Ensco Approvals are obtained) the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any loss, suspension, limitation or impairment of any right of Ensco or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, cancellation, first offer, first refusal, modification or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Ensco or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Lien (other than Ensco Permitted Liens and any Liens created in connection with any action taken by Rowan or its affiliates), in each case, upon any of the properties or assets of Ensco or any of its Subsidiaries or any contract to which Ensco or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, (ii) conflict with or result in any violation of any provision of the Ensco Organizational Documents or (iii) conflict with or violate any applicable Laws, except in the case of clauses (i) and (iii) for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellations, accelerations, or Liens as would not reasonably be expected to have, individually or in the aggregate, an Ensco Material Adverse Effect.

Section 4.3           Reports and Financial Statements.

(a)          Ensco and each of its Subsidiaries has timely filed with or furnished to the SEC all reports, schedules, forms, statements and other documents required to be filed or furnished by it since January 1, 2016 (all such documents and reports filed or furnished by Ensco or any of its Subsidiaries, the “Ensco SEC Documents”) and Ensco has filed prior to the date hereof all material returns, particulars, resolutions and documents required to be filed or to be delivered on behalf of Ensco with the Registrar of Companies in England and Wales. As of their respective dates of filing or, in the case of Ensco SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, their respective dates of effectiveness, or, if amended prior to the date hereof, as of the date of the last such amendment, the Ensco SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and none of the Ensco SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information set forth in the Ensco SEC Documents as of a later date (but before the date hereof) will be deemed to modify information as of an earlier date.

(b)          The consolidated financial statements (including all related notes and schedules thereto) of Ensco included in the Ensco SEC Documents (i) fairly present in all material respects the consolidated financial position of Ensco and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and any other adjustments described therein), (ii) were prepared in conformity with GAAP (except, in the case of the unaudited statements, as permitted by applicable rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (iii) have been prepared from, and are in accordance with, the books and records of Ensco and its consolidated Subsidiaries and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act.

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(c)          There are no outstanding or unresolved comments from, or unresolved issues raised by, the staff of the SEC relating to the Ensco SEC Documents. Ensco has heretofore made available to Rowan true, correct and complete copies of all written correspondence between Ensco and the SEC occurring since January 1, 2015. None of the Ensco SEC Documents is, to the knowledge of Ensco, the subject of ongoing SEC review, and no enforcement action has been initiated against Ensco relating to disclosures contained in or omitted from any Ensco SEC Document.

(d)          Neither Ensco nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract relating to any transaction or relationship between or among Ensco or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Ensco or any of its Subsidiaries in Ensco’s financial statements or other Ensco SEC Documents.

Section 4.4           Internal Controls and Procedures. Ensco has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Ensco’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Ensco in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Ensco’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Ensco’s management has completed an assessment of the effectiveness of Ensco’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2017, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof management of Ensco has disclosed to Ensco’s auditors and the audit committee of the Board of Directors of Ensco (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Ensco’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Ensco’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Rowan prior to the date hereof.

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Section 4.5           No Undisclosed Liabilities. There are no liabilities or obligations of Ensco or any of its Subsidiaries, whether known or unknown and whether accrued, absolute, determined or contingent, that would be required by GAAP, consistently applied, to be reflected on a consolidated balance sheet of Ensco and its consolidated Subsidiaries (including the notes thereto), except for (i) liabilities or obligations disclosed and provided for in the most recent balance sheets included in the Ensco Financial Statements (or in the notes thereto) filed and publicly available prior to the date of this Agreement, (ii) liabilities or obligations incurred in accordance with or in connection with this Agreement, (iii) liabilities or obligations incurred since December 31, 2017 in the ordinary course of business consistent with past practice since the date of such balance sheet, (iv) liabilities or obligations that have been discharged or paid in full, or (v) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, an Ensco Material Adverse Effect.

Section 4.6           Compliance with Law; Permits.

(a)          Ensco and its Subsidiaries are in compliance with, and are not in default under or in violation of, any applicable Law, except where such non-compliance, default or violation would not have and would not reasonably be expected to have, individually or in the aggregate, an Ensco Material Adverse Effect. Since January 1, 2016, neither Ensco nor any of its Subsidiaries has received any written notice or, to Ensco’s knowledge, other communication from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except as would not reasonably be expected to have, individually or in the aggregate, an Ensco Material Adverse Effect.

(b)          Ensco and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, concessions, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, financial assurance instruments, qualifications and registrations and Orders of all applicable Governmental Entities, and all rights under any Ensco Material Contract with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for Ensco and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Ensco Permits” and, together with the Rowan Permits, the “Permits”), except where the failure to have or to have filed such Ensco Permits would not reasonably be expected to have, individually or in the aggregate, an Ensco Material Adverse Effect. All Ensco Permits are valid and in full force and effect and are not subject to any administrative or judicial proceeding that could result in modification, termination or revocation thereof, except where the failure to be in full force and effect or any modification, termination or revocation thereof would not reasonably be expected to have, individually or in the aggregate, an Ensco Material Adverse Effect. Ensco and each of its Subsidiaries is in compliance with the terms and requirements of all material Ensco Permits, except where the failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, an Ensco Material Adverse Effect.

(c)          Each drilling unit owned or leased by Ensco or any of its Subsidiaries which is subject to classification (other than cold stacked rigs) is in class and free of suspension or cancellation to class, and is registered under the flag of its flag jurisdiction.

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Section 4.7           Absence of Certain Changes or Events.

(a)          From January 1, 2018 through the date of this Agreement, except in connection with the negotiation and execution of this Agreement, the businesses of Ensco and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice, except when such conduct outside the ordinary course of business would not have, and would not reasonably be expected to have, individually or in the aggregate, an Ensco Material Adverse Effect.

(b)          Since January 1, 2018, there has not been any event, change, effect, development, occurrence or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, an Ensco Material Adverse Effect.

Section 4.8           Environmental Laws and Regulations. Except as would not have, individually or in the aggregate, an Ensco Material Adverse Effect (i) there are, to the knowledge of Ensco, no investigations, actions, suits, proceedings (whether administrative or judicial) pending or threatened in writing against Ensco or any of its Subsidiaries or any person or entity whose liability Ensco or any of its Subsidiaries has retained or assumed either contractually or by operation of law, alleging non-compliance with or other liability under any Environmental Law, (ii) Ensco and its Subsidiaries are, and except for matters that have been fully resolved with the applicable Governmental Entity, since January 1, 2016 have been, in compliance with all Environmental Laws (which compliance includes the possession by Ensco and each of its Subsidiaries of all Permits required under applicable Environmental Laws to conduct their respective business and operations, and compliance with the terms and conditions thereof), (iii) there have been no Releases at any location of Hazardous Materials by Ensco or any of its Subsidiaries, or, to Ensco’s knowledge, as a result of any operations or activities of Ensco or any of its Subsidiaries or their contractors or third-party operators, that could reasonably be expected to give rise to any fine, penalty, remediation, investigation, obligation or liability of any kind to Ensco or its Subsidiaries, (iv) none of Ensco and its Subsidiaries is subject to any Order or any indemnity obligation with any other person that could reasonably be expected to result in obligations or liabilities under applicable Environmental Laws or concerning any Releases of Hazardous Materials, (v) none of Ensco and its Subsidiaries has received any unresolved claim, notice, complaint or request for information from a Governmental Entity or any other person relating to actual or alleged noncompliance by Ensco or its Subsidiaries with or liability of Ensco or its Subsidiaries under applicable Environmental Laws (including any such liability or obligation arising under, retained or assumed by Ensco or its Subsidiaries by contract or by operation of law), and (vi) Ensco and its Subsidiaries have made available to Rowan all reports, audits, assessments and documents materially bearing on any material environmental, health and safety liabilities relating to Ensco and its Subsidiaries’ current or former operations, properties or facilities.

Section 4.9           Investigations; Litigation. Except as would not reasonably be expected to have, individually or in the aggregate, an Ensco Material Adverse Effect or would not reasonably be expected to prevent, impede or delay consummation of the Transaction, (i) there is no investigation or review pending (or, to Ensco’s knowledge, threatened) by any Governmental Entity with respect to Ensco or any of its Subsidiaries, (ii) there are no claims, actions, suits, inquiries, investigations, arbitrations or administrative or other proceedings, or any subpoenas, civil investigative demands or other requests for information, relating to potential violations of Law pending (or, to Ensco’s knowledge, threatened) against or affecting Ensco or any of its Subsidiaries, or any of their respective properties and (iii) there are no Orders, injunctions, judgments or decrees of, or before, any Governmental Entity pending (or, to Ensco’s knowledge, threatened to be imposed) against Ensco or any of its Subsidiaries.

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Section 4.10         Investment Company. None of Ensco or any of its Subsidiaries is an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

Section 4.11         Intellectual Property.

(a)          Except as would not reasonably be expected to have, individually or in the aggregate, an Ensco Material Adverse Effect, either Ensco or a Subsidiary of Ensco owns, or is licensed or otherwise possesses valid rights to use, free and clear of Liens other than Ensco Permitted Liens, all trademarks, trade names, service marks, service names, mark registrations, logos, assumed names, domain names, registered and unregistered copyrights, patents or applications and registrations, trade secrets and other intellectual property rights necessary to their respective businesses as currently conducted (collectively, the “Ensco Intellectual Property”), and no third party has ownership rights or license rights to improvements made by Ensco in the Ensco Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, an Ensco Material Adverse Effect, (i) there are no pending or, to Ensco’s knowledge, threatened claims by any person alleging infringement, misappropriation or other violation by Ensco or any of its Subsidiaries of any intellectual property rights of any person, (ii) to Ensco’s knowledge, the conduct of the business of Ensco and its Subsidiaries does not infringe, misappropriate or otherwise violate any intellectual property rights of any person, (iii) neither Ensco nor any of its Subsidiaries has made any claim of a violation, infringement or misappropriation by others of Ensco’s or any its Subsidiaries’ rights to or in connection with Ensco Intellectual Property and (iv) to Ensco’s knowledge, no person is infringing, misappropriating or otherwise violating any Ensco Intellectual Property.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, an Ensco Material Adverse Effect, Ensco and its Subsidiaries have implemented (i) commercially reasonable measures, consistent with industry standards, to protect the confidentiality, integrity and security of the Ensco IT Assets (and all information and transactions stored or contained therein or transmitted thereby); and (ii) commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan, in each case consistent with customary industry practices.

Section 4.12         Properties.

(a)          Except as would not reasonably be expected to have, individually or in the aggregate, an Ensco Material Adverse Effect, Ensco and its Subsidiaries have good and defensible title to all real property owned by Ensco or any of its Subsidiaries and good and valid leasehold interest to all real property which is leased, subleased, licensed or otherwise occupied by Ensco or any of its Subsidiaries (the “Ensco Leased Real Property”), in each case free and clear of all Liens (other than Ensco Permitted Liens).

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(b)          Except as would not reasonably be expected to have, individually or in the aggregate, an Ensco Material Adverse Effect, Ensco and its Subsidiaries have good and defensible title to, or have valid rights to lease or otherwise use, all items of personal property that are material to the respective businesses of Ensco and its Subsidiaries, in each case free and clear of all Liens (other than Ensco Permitted Liens).

Section 4.13         Ownership and Maintenance of Drilling Units.

(a)          Either Ensco or a Subsidiary of Ensco has good and marketable title to the drilling units listed in Ensco’s most recent fleet status report, a true and complete copy of which has been provided to Rowan (the “Ensco Fleet Report”), in each case free and clear of all Liens except for Ensco Permitted Liens. No such drilling unit or any related asset is leased under an operating lease from a lessor that, to Ensco’s knowledge, has incurred non-recourse indebtedness to finance the acquisition or construction of such asset.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, an Ensco Material Adverse Effect, the drilling units listed in the Ensco Fleet Report (other than such drilling units that are noted therein as “cold stacked” or are being prepared to be “cold stacked”) (i) have been maintained consistent with general practice in the offshore drilling industry, and are in good operating condition and repair, subject to ordinary wear and tear; (ii) are adequate for the purpose for which they are being used and are capable of being used in the business as presently conducted without present need for replacement or repair, except in the ordinary course of business; (iii) conform in all material respects with all applicable legal requirements; and (iv) in the aggregate, provide the capacity to engage in Ensco’s business on a continuous basis as it is presently conducted, subject to routine maintenance.

Section 4.14         Tax Matters.

(a)          Except as would not reasonably be expected to have, individually or in the aggregate, an Ensco Material Adverse Effect:

(i)          Ensco and each of its Subsidiaries have duly and timely filed or caused to be filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by any of them and all such Tax Returns are true, complete and accurate.

(ii)         Ensco and each of its Subsidiaries have timely paid all Taxes that are required to be paid by any of them or that Ensco or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor, shareholder or third party (in each case, whether or not shown on any Tax Return), except with respect to matters contested in good faith through appropriate proceedings and for which adequate reserves have been established, in accordance with GAAP on the most recent financial statements of Ensco and its Subsidiaries.

(iii)        No Tax Return of Ensco or any of its Subsidiaries is the subject of an audit, examination investigation or other proceeding, and there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of Ensco or any of its Subsidiaries.

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(iv)        Neither Ensco nor any of its Subsidiaries is currently the beneficiary of any waivers of any limitation periods or agreements providing for an extension of time for the filing of any Tax Return, the assessment or collection thereof by any relevant Tax authority or the payment of any Tax by Ensco or any of its Subsidiaries.

(v)         Neither Ensco nor any of its Subsidiaries has any liability for the Taxes of any person (other than Taxes of Ensco or its Subsidiaries) (A) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law), (B) as a transferee or successor or (C) by Contract (other than customary Tax indemnifications contained in ordinary course commercial agreements or arrangements that are not primarily related to Taxes).

(vi)        Neither Ensco nor any of its Subsidiaries has any liability pursuant to any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among such party and any of its wholly owned Subsidiaries and other than as customary Tax indemnifications contained in ordinary course commercial agreements or arrangements that are not primarily related to Taxes).

(vii)       Neither Ensco nor any of its Subsidiaries is a party to any closing agreement described in Section 7121 of the Code or any predecessor provision thereof or any similar agreement under state, local or non-U.S. Tax Law, and neither Ensco nor any of its Subsidiaries is subject to any private ruling issued by any Governmental Entity in respect of Taxes.

(viii)      There are no Liens for Taxes on any asset of Ensco or its Subsidiaries, except for Ensco Permitted Liens.

(ix)         No written claim has been received by Ensco or any of its Subsidiaries from a Governmental Entity in a jurisdiction where such entity does not file Tax Returns that it is or may be subject to taxation by such jurisdiction.

(x)          Neither Ensco nor any of its Subsidiaries is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code.

(xi)         Neither Ensco nor any of its Subsidiaries has been a party to a transaction that is a “listed transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(2), or any other transaction requiring disclosure under analogous provisions of state, local or non-U.S. Tax Law.

(xii)        Within the past three years, neither Ensco nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution intended to qualify for tax-free treatment under Section 355 of the Code (or a similar provision of state, local or non-U.S. Tax Law).

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(xiii)       Neither Ensco nor any of its Subsidiaries (nor any of their respective predecessors) (i) is treated as a domestic corporation under Section 7874(b) of the Code or (ii) was created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to the dual charter provision of Treasury Regulations Section 301.7701-5(a). Neither Ensco nor any of its Subsidiaries has knowledge of any facts or of any reason that would reasonably be expected to cause Ensco to be treated, following the completion of the Transaction, as a domestic corporation for U.S. federal income tax purposes under Section 7874 of the Code.

(b)          To the knowledge of Ensco, neither Ensco nor any of its Subsidiaries has taken or agreed to take any action that would (and none of them is aware of any facts, agreement, plan or other circumstance that would) reasonably be expected to prevent the Transaction from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.15         Employment and Labor Matters.

(a)          Neither Ensco nor any of its Subsidiaries is a party to or bound by any Collective Bargaining Agreement with respect to employees of Ensco or any of its Subsidiaries (each, an “Ensco Employee”), other than those nationwide, industry wide or similar Collective Bargaining Agreements that Ensco or any of its Subsidiaries may be deemed to be a party to or bound by as a result of doing business in a particular jurisdiction.

(b)          No notice to or approval from any trade union, works council, staff association or other body representing Ensco Employees is required in connection with Ensco entering into this Agreement or completing the Transaction. Ensco has delivered to Rowan a complete and accurate list of all labor organizations recognized by Ensco in any way for bargaining, information or consultation purposes and/or which represent any Ensco Employee with respect to their employment with Ensco or any of its Subsidiaries.

(c)          There are no outstanding applications for recognition or information and consultation rights with respect to Ensco Employees. To Ensco’s knowledge, there are no activities or proceedings of any labor or trade union, staff association or other body to organize any Ensco Employee. No Collective Bargaining Agreement is being negotiated by Ensco or, to Ensco’s knowledge, any of its Subsidiaries with respect to any Ensco Employees.

(d)          Since January 1, 2016, there has been no actual, or to Ensco’s knowledge, threatened unfair labor practice charges, grievances, arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing or other labor disputes against Ensco or any of its Subsidiaries involving Ensco Employees that would reasonably be expected to have, individually or in the aggregate, an Ensco Material Adverse Effect.

(e)          Ensco is, and has been, in compliance with all Laws regarding employment and employment practices, terms and conditions of employment and wages and hours (including classification of employees) and other Laws in respect of any reduction in force, including notice, information and consultation requirements, except where such non-compliance, default or violation would not have and would not reasonably be expected to have, individually or in the aggregate, an Ensco Material Adverse Effect.

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(f)          Except as would not reasonably be expected to have, individually or in the aggregate, an Ensco Material Adverse Effect, there are no material outstanding assessments, penalties, fines, Liens, charges, surcharges, or other amounts due or owing by Ensco pursuant to any workplace safety and insurance/workers’ compensation Laws, and Ensco has not been reassessed in any material respect under such Laws during the past three years, and Ensco has not received any claims under such Laws.

(g)          No Key Employee or other officer has provided written notice to any officer of Ensco that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise.

Section 4.16         Employee Benefit Plans.

(a)          Section 4.16(a) of the Ensco Disclosure Schedule sets forth a correct and complete list of each material Ensco Benefit Plan. For purposes of this Agreement, “Ensco Benefit Plan” means any (i) “employee pension benefit plan” (as defined in Section 3(2) of ERISA), (ii) “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) or (iii) plan, program, agreement, policy or arrangement providing for compensation, employment, benefits, retirement benefits, profit-sharing, deferred compensation, stock option, phantom stock, stock appreciation, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, long service award, vacation, bonus, commissions, incentive, medical, retiree medical, vision, dental or other health plans, life insurance plans, and each other employee benefit plan or fringe benefit plan or post-employment or retirement benefit, including any “employee benefit plan” as that term is defined in Section 3(3) of ERISA (whether or not subject to ERISA), in each case (x) sponsored, maintained or administered by Ensco or any Subsidiary, (y) to which Ensco or any Subsidiary contributes or is obligated to contribute for the benefit of any current or former employees, directors, consultants or (z) independent contractors or with respect to which Ensco or any of its Subsidiaries has or could reasonably be expected to have any obligation or liability, contingent or otherwise.

(b)          Each Ensco Benefit Plan that is intended to be a Qualified Plan is so qualified and each trust maintained thereunder is exempt from taxation under Section 501(a) of the Code and there is no reason why tax approval or registration under any local Law in any part of the world, with respect to any Ensco Benefit Plan that is subject to any such approval, or registration, might be withdrawn or might cease to apply.

(c)          No Ensco Benefit Plan is (i) a benefit plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code, or (ii) a material defined benefit pension plan that is governed by local Law that is the equivalent of Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code.

(d)          Except as would not reasonably be expected to have, individually or in the aggregate, an Ensco Material Adverse Effect, with respect to each Ensco Benefit Plan, (i) no reportable event, as defined in Section 4043 of ERISA, no prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, and no accumulated funding deficiency, as defined in Section 302 of ERISA and 412 of the Code, has occurred, and (ii) all material contributions required to have been made under the terms of any such Ensco Benefit Plan have been timely made.

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(e)          None of Ensco and its Subsidiaries maintains, contributes to or is obligated to contribute to any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA or a plan that has two or more contributing sponsors at least two of whom are not under common control that is a multiple employer plan, and none of Ensco and its Subsidiaries has incurred any undischarged liability to a multiemployer plan or a multiple employer plan as a result of a complete or partial withdrawal from such plan.

(f)           Neither Ensco nor any of its Subsidiaries have been issued with a restoration order, a contribution notice or financial support direction (or warning notice, improvement notice or any other fine, penalty or notice of exercise or proposed exercise of any of its powers) by the UK pensions regulator in relation to any pension arrangement and, to Ensco’s knowledge, no facts or circumstances exist under which the UK pensions regulator could issue any such notice, direction, fine or penalty, and there has been no act or deliberate failure to act falling within Section 38(5) of the Pensions Act 2004.

(g)          Except as would not reasonably be expected to have, individually or in the aggregate, an Ensco Material Adverse Effect, there is no Action (including any investigation, audit or other administrative proceeding) by the U.S. Department of Labor, the PBGC, the U.S. Internal Revenue Service or any other Governmental Entity or by any plan participant or beneficiary pending, or to Ensco’s knowledge, threatened, relating to the Ensco Benefit Plans, any fiduciaries thereof with respect to their duties to the Ensco Benefit Plans or the assets of any of the trusts under any of the Ensco Benefit Plans (other than routine claims for benefits) nor to Ensco’s knowledge are there facts or circumstances that exist that could reasonably give rise to any such Actions.

(h)          Except as set forth on Section 4.16(h) of the Ensco Disclosure Schedule, no Ensco Benefit Plan provides for any material post-employment or post-retirement medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code or any applicable Law except as would not result in material liability to Rowan and its Subsidiaries, taken as a whole.

(i)           Ensco is not party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of Taxes imposed by Sections 409A, 457A or 4999 of the Code or equivalent local Law.

(j)           Except as would not reasonably be expected to have, individually or in the aggregate, an Ensco Material Adverse Effect, the consummation of the Transaction and the transactions contemplated by this Agreement will not, either alone or in combination with another event (i) entitle any current or former employee, director, consultant or officer of Ensco or any of its Subsidiaries to severance pay, unemployment compensation or other compensatory payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation or benefits due to any such employee, director, consultant or officer, or (iii) result in an increase in any contributions payable to, or an acceleration of the timing of payment of any contributions to, or result in an increase in liabilities in or create or accelerate any obligation to or in relation to, any Ensco Benefit Plan, (iv) result in the termination of, or allow any other party to terminate, any Ensco Benefit Plan or (v) impose any restrictions or limitations on Ensco’s rights to administer, amend or terminate any Ensco Benefit Plan.

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(k)          The consummation of this Transaction and the transactions contemplated by this Agreement will not, either alone or in combination with another event, result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) of Ensco that could, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(l)           Each Ensco Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder that would reasonably be expected to have, individually or in the aggregate, an Ensco Material Adverse Effect.

(m)          Ensco and its Subsidiaries have, in relation to the Ensco Benefit Plans, at all times complied with all applicable Laws, regulations and requirements and the trusts, powers and provisions of the Ensco Benefit Plan documentation, except where such non-compliance, default or violation would not have and would not reasonably be expected to have, individually or in the aggregate, an Ensco Material Adverse Effect. Ensco and its Subsidiaries have at all times complied with their obligations in relation to automatic enrolment arising under the UK Pensions Act 2008, except where such non-compliance, default or violation would not have and would not reasonably be expected to have, individually or in the aggregate, an Ensco Material Adverse Effect.

(n)          With respect to Ensco Employees primarily based in the UK, except pursuant to the Ensco Benefit Plans and obligations under applicable Law, neither Ensco nor any of its Subsidiaries has any obligation (whether legally binding or not) to: (i) pay any pension, (ii) make any other payment on or after retirement or death (whether of a temporary nature or a permanent nature), or (iii) pay or otherwise provide or contribute towards any pension, lump sum, gratuity or other like benefit provided or to be provided on retirement or death or, in connection with past service, after retirement or death, (in each case) to, or in respect of, any Ensco Employee or spouse, civil partner or dependent of such Ensco Employee. Neither Ensco nor any of its Subsidiaries is or has at any time in the last six years been (for the purposes of section 75 of the UK Pensions Act 1995 or Part 3 of the UK Pensions Act 2014) an “employer” in an occupational pension scheme to which section 75 of the UK Pensions Act 1995 or Part 3 of the Pensions Act 2014 applies and has not been associated or connected with an employer (for the purposes of sections 38 through 51 of the UK Pensions Act 2004 or otherwise). No person has ever become employed in the United Kingdom by Ensco or any of its Subsidiaries as a result of a transfer under the Transfer of Undertakings (Protection of Employment) Regulations 1981 or 2006 where such person was, prior to the transfer, a member of a UK occupational pension scheme that provided any benefits other than on old age, invalidity or death, except where such non-compliance, default or violation would not have and would not reasonably be expected to have, individually or in the aggregate, an Ensco Material Adverse Effect.

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Section 4.17         Insurance. Ensco and its Subsidiaries maintain insurance in such amounts and against such risks substantially as Ensco believes to be customary for the international offshore drilling business as of the date hereof. Except as would not reasonably be expected to have, individually or in the aggregate, an Ensco Material Adverse Effect, (i) all insurance policies maintained by or on behalf of Ensco or any of its Subsidiaries as of the date of this Agreement are in full force and effect and are valid and enforceable, and all premiums due on such policies have been paid by Ensco or its Subsidiaries, as applicable, and (ii) Ensco and its Subsidiaries are in compliance with the terms and provisions of all insurance policies maintained by or on behalf of Ensco or any of its Subsidiaries as of the date of this Agreement, and neither Ensco nor any of its Subsidiaries is in breach or default under, or has taken any action that could permit termination or material modification of, any material insurance policies.

Section 4.18         Opinion of Financial Advisor. The Board of Directors of Ensco has received the opinion of Morgan Stanley & Co. LLC to the effect that, as of the date thereof and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to holders of Ensco Class A Ordinary Shares. Ensco shall, promptly following the execution of this Agreement by all Parties, furnish an accurate, complete and confidential copy of said opinion letter to Rowan solely for informational purposes.

Section 4.19         Material Contracts.

(a)          Except for this Agreement, the Ensco Benefit Plans, agreements with customers for the provision of drilling and related services, agreements filed as exhibits to the Ensco SEC Documents or as set forth on the applicable subsection of Section 4.19(a) of the Ensco Disclosure Schedule, as of the date hereof, neither Ensco nor any of its Subsidiaries is a party to or bound by:

(i)          any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)         any Contract that (A) imposes any restriction on the right or ability of Ensco or any of its Subsidiaries to compete with any other person or in any geographic area or acquire or dispose of the securities of another person or (B) contains an exclusivity or “most favored nation” clause that restricts the business of Ensco and its Subsidiaries in a material manner;

(iii)        any mortgage, note, debenture, indenture, security agreement, guaranty, pledge or other agreement or instrument evidencing indebtedness for borrowed money or any guarantee of such indebtedness of Ensco or any of its Subsidiaries in an amount in excess of $50.0 million, except any transaction among Ensco and its wholly owned Subsidiaries or among Ensco’s wholly owned Subsidiaries;

(iv)        any executory Contract that provides for the acquisition or disposition of assets, rights or properties with a value in excess of $50.0 million, except any transaction among Ensco and its wholly owned Subsidiaries or among Ensco’s wholly owned Subsidiaries;

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(v)         any material joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any material joint venture, partnership or limited liability company, other than any such Contract solely between Ensco and its Subsidiaries or among Ensco’s Subsidiaries;

(vi)        any Contract expressly limiting or restricting the ability of Ensco or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be;

(vii)       any Contract that obligates Ensco or any of its Subsidiaries to make any loans, advances or capital contributions to, or investments in, any person other than any loan or capital contribution to, or investment in, (A) Ensco or one of its Subsidiaries or (B) any person (other than an officer, director or employee of Ensco or any of its Subsidiaries) that is less than $50.0 million to such person;

(viii)      any Contract that by its terms calls for aggregate payments by or to Ensco or any of its Subsidiaries of more than $50.0 million in the aggregate over the remaining term of such Contract, except for (A) Contracts with a customer and (B) any such Contract that may be cancelled by Ensco or any of its Subsidiaries with a penalty or other liability of less than $10.0 million to Ensco or any of its Subsidiaries, upon notice of 60 days or less;

(ix)         any Contract that involves, or is reasonably expected in the future to involve, annual revenues of $50.0 million;

(x)          any Contract providing for drilling unit construction, repair, modification, life extension, overhaul or conversion for an amount in excess of $50.0 million;

(xi)         any Contract with a customer with a remaining duration of greater than 180 days, including fixed price customer options;

(xii)        any Contract that includes any affiliate of Ensco as a counterparty or third party beneficiary and that would be required to be disclosed under Item 404 of Regulation S-K of the SEC;

(xiii)       any Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations, that could reasonably be expected to result in payments after the date hereof by Ensco or any of its Subsidiaries in excess of $50.0 million;

(xiv)      any lease or sublease with respect to an Ensco Leased Real Property with remaining payments in excess of $10.0 million; and

(xv)       any Contract the loss or breach of which would reasonably be expected to have an Ensco Material Adverse Effect.

All Contracts of the types referred to in clauses (i) through (xv) above are referred to herein as “Ensco Material Contracts.” As used herein, “Contract” shall be as defined in Section 3.19(a).

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(b)          Ensco has delivered or made available to Rowan true and complete copies of all Ensco Material Contracts.

(c)          Except as would not reasonably be expected to have, individually or in the aggregate, an Ensco Material Adverse Effect, (i) neither Ensco nor any Subsidiary of Ensco is in breach of or default under the terms of any Ensco Material Contract, (ii) to Ensco’s knowledge, no other party to any Ensco Material Contract is in breach of or default under the terms of any Ensco Material Contract and (iii) each Ensco Material Contract is a valid and binding obligation of Ensco or the Subsidiary of Ensco that is party thereto and, to Ensco’s knowledge, of each other party thereto, and is in full force and effect, subject to the Remedies Exceptions.

Section 4.20         Finders or Brokers. Except for Morgan Stanley & Co. LLC, HSBC Securities (USA) Inc. and Citigroup Global Markets Inc., neither Ensco nor any of Ensco’s Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to or may receive any fee or any commission in connection with or upon consummation of the Transaction. Section 4.20 of the Ensco Disclosure Schedule sets out, as at the date of this Agreement, Ensco’s good faith estimate of the fees, commissions and expenses (including discretionary fees) payable by it or any of Ensco’s Subsidiaries to Morgan Stanley & Co. LLC, HSBC Securities (USA) Inc. and Citigroup Global Markets Inc. in connection with this Agreement and the Transaction.

Section 4.21         Anti-Bribery. Within the past five years, neither (a) Ensco, nor any of its Subsidiaries, nor, to Ensco’s knowledge, any director, officer, or employee of Ensco or any of its Subsidiaries nor (b) to Ensco’s knowledge, any Representative while acting for or on behalf of any of the foregoing, has directly or indirectly (i) made, accepted, promised, or authorized the giving of any unlawful payment to/from any foreign or domestic government officials or employees or to/from any foreign or domestic political parties or campaigns, or to/from any private third parties, or otherwise violated any provisions of any applicable anti-bribery Laws, including without limitation the FCPA or the Bribery Act, or (ii) taken any action or engaged in any conduct, activity or practice for or on behalf of Ensco or any of its Subsidiaries that would otherwise constitute a violation of or an offence under any applicable anti-bribery Laws, including the FCPA and the Bribery Act, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA. In the past five years, Ensco has maintained policies and procedures that are reasonably designed to ensure, and that are reasonably expected to continue to ensure, continued compliance with anti-bribery Laws. Neither Ensco nor any of its Subsidiaries, nor, to the knowledge of Ensco, any director, officer or employee of Ensco or any Subsidiary of Ensco, are, or in the past five years have been, subject to any actual, pending, or, to Ensco’s knowledge, threatened civil, criminal, or administrative actions or governmental investigations, inquiries or enforcement actions, or made any voluntary disclosures to any governmental authority, involving Ensco or any Subsidiary of Ensco relating to alleged violations of applicable anti-bribery Laws, including the FCPA and the Bribery Act.

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Section 4.22         Export Controls and Sanctions.

(a)          Neither (i) Ensco, any of its Subsidiaries, or any employee, officer, or director of Ensco or any of its Subsidiaries nor (ii) to Ensco’s knowledge, any Representative of any of the foregoing, (A) is currently or has been within the past five years the target of Trade Sanctions (including by being designated on the list of Specially Designated Nationals and Blocked Persons or on any other sanctions list maintained by OFAC, the U.S. Department of State, the United Nations Security Council, the European Union or Her Majesty’s Treasury or direct or indirect ownership or control by one or more designated parties), or is or has been within the past five years operating, organized or resident in a country or territory that itself is the target of Trade Sanctions (currently, Crimea, Cuba, Iran, North Korea and Syria); or (B) has, directly or, to the knowledge of Ensco, indirectly, participated in the past five years in any prohibited or unlawful transaction or dealing involving a person or entity that is the target of Trade Sanctions, or with any person or entity operating, organized, or resident in a country or territory that is the target of Trade Sanctions.

(b)          In the past five years, each of Ensco, Ensco’s Subsidiaries and, to Ensco’s knowledge, their respective affiliates (i) has conducted its business in compliance with all applicable Trade Sanctions and Export Control Laws in all material respects; (ii) have obtained, and are in compliance in all material respects with, all required export and import licenses, license exceptions and other consents, notices, approvals, orders, permits, authorizations, declarations, classifications and filings with any Governmental Entity required for the import, export and re-export of products, software and technology; and (iii) has maintained and enforces policies and procedures that are reasonably designed to ensure, and that are reasonably expected to continue to ensure, continued compliance therewith.

Section 4.23         Derivatives. Section 4.23 of the Ensco Disclosure Schedule contains a complete and correct schedule of all material Derivative Transactions entered into by Ensco or any of its Subsidiaries or for the account of any of their respective customers as of the date hereof.

Section 4.24         Takeover Statutes. There are no “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state or other anti-takeover Laws and regulations applicable to Ensco, the Ensco Class A Ordinary Shares, the Transaction or any other transactions contemplated by this Agreement.

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Section 4.25         Information Supplied. The information supplied or to be supplied by Ensco for inclusion in the Registration Statement provided for in Section 5.18(d) shall not, at the time the Registration Statement is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Ensco with respect to statements made or incorporated by reference therein based on information supplied by Rowan in writing expressly for inclusion therein. The information supplied or to be supplied by Ensco for inclusion in the Proxy Statement (including, for the avoidance of any doubt, the Scheme Document) will not, at the time the Proxy Statement is first mailed to Ensco Shareholders and at the time of any meeting of Ensco Shareholders to be held in connection with the issuance of the New Ensco Shares, the Scheme Meeting and the Rowan GM to be held in connection with the Transaction, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Ensco with respect to statements made or incorporated by reference therein based on information supplied by Rowan in writing expressly for inclusion therein. The Registration Statement and the Proxy Statement (solely with respect to the portion thereof relating to the Ensco Shareholder Meeting but excluding any portion thereof based on information supplied by Rowan in writing expressly for inclusion therein, with respect to which no representation or warranty is made by Ensco) will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder and any applicable provisions of the Companies Act.

Section 4.26         No Additional Representations.

(a)          Ensco acknowledges that Rowan does not make any representation or warranty as to any matter whatsoever except as expressly set forth in Article III or in any certificate delivered by Rowan to Ensco in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that Rowan makes no representation or warranty with respect to (i) any projections, estimates or budgets delivered or made available to Ensco, any of its affiliates or any of their respective officers, directors, employees or Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Rowan and its Subsidiaries or (ii) the future business and operations of Rowan and its Subsidiaries, and Ensco has not relied on such information or any other representations or warranties not set forth in Article III.

(b)          Ensco has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of Rowan and its Subsidiaries and acknowledges that Ensco has been provided access for such purposes. Except for the representations and warranties expressly set forth in Article III or in any certificate delivered to Ensco by Rowan in accordance with the terms hereof, in entering into this Agreement, Ensco has relied solely upon its independent investigation and analysis of Rowan and Rowan’s Subsidiaries, and Ensco acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Rowan, its Subsidiaries, or any of their respective affiliates, shareholders, controlling persons or Representatives that are not expressly set forth in Article III or in any certificate delivered to Ensco by Rowan, whether or not such representations, warranties or statements were made in writing or orally. Ensco acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III or in any certificate delivered by Rowan to Ensco (i) Rowan does not make, and has not made, any representations or warranties relating to itself or its business or otherwise in connection with the transactions contemplated hereby and Ensco is not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no person has been authorized by Rowan to make any representation or warranty relating to itself or its business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty may not be relied upon by Ensco as having been authorized by Rowan and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Ensco, any of its affiliates or any of their respective officers, directors, employees or Representatives are not and shall not be deemed to be or include representations or warranties of Rowan unless any such materials or information is the subject of any express representation or warranty set forth in Article III.

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Article V.

COVENANTS AND AGREEMENTS

Section 5.1           Conduct of Business.

(a)          From and after the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Rowan and its Subsidiaries and Ensco and its Subsidiaries, as applicable, (ii) with the prior written consent of Rowan or Ensco with respect to the business of Ensco and its Subsidiaries and Rowan and its Subsidiaries, respectively (such consent not to be unreasonably withheld, conditioned or delayed), (iii) as may be expressly contemplated or required by this Agreement or (iv) as set forth in Section 5.1(a) of the Rowan Disclosure Schedule or Section 5.1(a) of the Ensco Disclosure Schedule, as applicable, each of Rowan and Ensco covenants and agrees that the business of Rowan and its Subsidiaries and of Ensco and its Subsidiaries, respectively, shall be conducted in the ordinary course of business consistent with past practice, and Rowan and its Subsidiaries and Ensco and its Subsidiaries shall use, and Rowan and Ensco shall cause their respective Subsidiaries to use, commercially reasonable efforts to preserve intact their respective present lines of business and business organization, minimize the incurrence of or exposure to liabilities for which adequate reserves have not been established or maintained or for which adequate insurance coverage or third-party indemnification rights are unavailable and, in any case, which would reasonably be expected to result in a Rowan Material Adverse Effect or an Ensco Adverse Effect, as applicable, maintain their respective rights, franchises and Permits, preserve their respective relationships and goodwill with customers and suppliers and keep available the services of its current officers and key employees; provided, however, that no action by Rowan and its Subsidiaries or Ensco and its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such provision of Section 5.1(b).

(b)          Rowan agrees with Ensco, on behalf of itself and its Subsidiaries, and Ensco agrees with Rowan, on behalf of itself and its Subsidiaries, that from the date hereof and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Rowan and its Subsidiaries and Ensco and its Subsidiaries, as applicable, (ii) with the prior written consent of Rowan or Ensco with respect to the business of Ensco and its Subsidiaries and Rowan and its Subsidiaries, respectively (such consent not to be unreasonably withheld, conditioned or delayed), (iii) as may be expressly contemplated or required by this Agreement (including with respect to the Scheme of Arrangement) or (iv) as set forth in Section 5.1(b) of the Rowan Disclosure Schedule or Section 5.1(b) of the Ensco Disclosure Schedule, as applicable, each of Rowan and Ensco:

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(i)          shall not amend or modify its articles of association, and shall not permit any of its Subsidiaries to adopt any amendments or modifications to its articles of association, certificate of incorporation or bylaws or similar applicable organizational documents, other than, in the case of wholly owned Subsidiaries, in connection with internal restructurings among such Subsidiaries;

(ii)         shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its capital stock (excluding, in the case of Ensco, the Consolidation) or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for any such transaction by a wholly owned Subsidiary which remains a wholly owned Subsidiary after consummation of such transaction;

(iii)        shall not, and shall not permit any of its Subsidiaries that is not directly or indirectly wholly owned to, authorize, make, declare or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of Rowan or Ensco, as applicable, or their respective Subsidiaries), except (A) dividends or distributions by any Subsidiaries only to Rowan or Ensco, as applicable, or to any wholly owned Subsidiary of Rowan or Ensco, as applicable, in the ordinary course of business consistent with past practice, (B) dividends or distributions by any non-wholly owned Subsidiary or joint venture that are consistent with past practice or required under such entity’s organizational documents in effect on the date of this Agreement, and (C) in the case of Ensco only, quarterly cash dividends or distributions on the Ensco Ordinary Shares of not more than $0.01 per share per quarter, consistent with past practice as to timing of declaration, record date and payment date of such quarterly dividend;

(iv)        shall not, and shall not permit any of its Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the Transaction and other than any liquidations, dissolutions, mergers, consolidations, restructurings or reorganizations solely among Rowan or Ensco, as applicable, and their respective Subsidiaries or among Rowan’s or Ensco’s respective Subsidiaries, or take any action with respect to any securities owned by such person that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Transaction;

(v)         shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person or business or make any loans, advances or capital contributions to, or investments in, any other person with a value in excess of $30.0 million in the aggregate, except (A) any loan, advance or capital contribution to or investment in a joint venture, partnership or similar entity in which a Party acquires an equity interest in connection with the initiation of operations of a particular rig or rigs or in a particular jurisdiction where such Party does not currently operate; provided, that such loan, advance, capital contribution or investment shall not exceed $30.0 million in the aggregate and be related to a single investment opportunity or (B) as made in connection with any transaction among (1) in the case of Rowan, (x) Rowan and its wholly owned Subsidiaries, (y) Rowan’s wholly owned Subsidiaries, or (z) Rowan or any of its wholly owned Subsidiaries and a joint venture to which it is a party (so long as made in the ordinary course of business and consistent with past practice, or contemplated under the organizational documents of the applicable joint venture to which it is a party), or (2) in the case of Ensco, (x) Ensco and its wholly owned Subsidiaries, (y) Ensco’s wholly owned Subsidiaries or (z) Ensco or any of its wholly owned Subsidiaries and a joint venture to which it is a party (so long as made in the ordinary course of business and consistent with past practice, or contemplated under the organizational documents of the applicable joint venture); provided, however, that Rowan or Ensco shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person or business or make loans, advances or capital contributions to, or investments in, any other person that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Transaction;

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(vi)        shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange or swap, or otherwise dispose of or encumber (x) any properties or non-cash assets with a value in excess of $30.0 million in the aggregate, except (A) sales, transfers and dispositions of obsolete, surplus or worthless equipment, (B) sales, transfers and dispositions of assets in the ordinary course of business consistent with past practice, or (C) sales, leases, transfers or other dispositions made in connection with any transaction among (1) in the case of Rowan, Rowan and its wholly owned Subsidiaries or among Rowan’s wholly owned Subsidiaries, or (2) in the case of Ensco, Ensco and its wholly owned Subsidiaries or among Ensco’s wholly owned Subsidiaries or (y) in the case of Rowan only, any equity interests in the ARO JV;

(vii)       shall not, and shall not permit any of its Subsidiaries to, authorize any capital expenditures in excess of $50.0 million in the aggregate, except for (A) expenditures made in the ordinary course of business and consistent with past practice or (B) expenditures made in response to any emergency, whether caused by war, terrorism, weather events, public health events, outages, operational incidents or otherwise;

(viii)      except in the ordinary course of business and consistent with past practice, or as required under the terms of any Benefit Plan or other contract entered into prior to the date of this Agreement, shall not, and shall not permit any of its Subsidiaries to, (A) enter into, establish, adopt, materially amend or modify, or terminate any Collective Bargaining Agreement or material Benefit Plan, (B) materially increase the compensation or increase the severance entitlements of any of the current or former directors or officers of Rowan or Ensco, as applicable, (C) pay or award, or commit to pay or award, any bonuses or incentive compensation to any officer or director of Rowan or Ensco, as applicable, (D) enter into any new or modify any existing employment, severance, termination, retention or change in control agreement with any current or former directors or officers of Rowan or Ensco, as applicable, (E) accelerate the time of payment or vesting of any material rights or benefits under any material Benefit Plan, (F) fund any rabbi trust or similar arrangement with respect to any material Benefit Plan, (G) grant or materially amend any awards under the Rowan Stock Plans or Ensco Stock Plans, as applicable (which new awards, even if made in the ordinary course of business shall not contain any terms or conditions providing for automatic vesting or acceleration in connection with the consummation of the transactions contemplated by this Agreement), (H) change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable Law, (I) hire or terminate the employment or services of (other than for cause) any officer or director of Rowan or Ensco, as applicable, except that if any officer is terminated for cause, death, resignation or disability, Rowan or Ensco, as applicable, may hire a replacement officer, or (J) waive any post-employment restrictive covenant with any of the current or former directors or officers of Rowan or Ensco, as applicable, except in connection with the replacement thereof in a manner consistent with this Agreement;

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(ix)         shall not, and shall not permit any of its Subsidiaries to, materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP or other applicable accounting standards, SEC rule or policy or applicable Law;

(x)          shall not, and shall not permit any of its Subsidiaries to establish any Rights Plan or grant any Rights or to issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of its capital stock or other ownership interest in Rowan or Ensco, as applicable, or any of their respective Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities, other than (A) issuances of Rowan Ordinary Shares or Ensco Ordinary Shares under the Rowan Stock Plans and Ensco Stock Plans, as applicable, to the extent not prohibited by subsection (viii) above or in respect of the exercise, vesting or settlement of any Rowan Equity Awards or Ensco Equity Awards, as applicable, outstanding on the date of this Agreement or granted in accordance with the terms of this Agreement, (B) the vesting of Rowan Ordinary Shares or Ensco Ordinary Shares or for withholding of Taxes with respect to any Rowan Equity Awards or Ensco Equity Awards, as applicable, to the extent provided by the terms of such awards or (C) for transactions among (1) in the case of Rowan, Rowan and its wholly owned Subsidiaries or among Rowan’s wholly owned Subsidiaries or (2) in the case of Ensco, Ensco and its wholly owned Subsidiaries or among Ensco’s wholly owned Subsidiaries;

(xi)         shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares of the capital stock of any of them or any rights, warrants or options to acquire any such shares, except for transactions among (1) in the case of Rowan, Rowan and its Subsidiaries or among Rowan’s wholly owned Subsidiaries or (2) in the case of Ensco, Ensco and its Subsidiaries or among Ensco’s wholly owned Subsidiaries;

(xii)        shall not, and shall not permit any of its Subsidiaries to, incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or any guarantee of such indebtedness, except (A) for any indebtedness incurred in the ordinary course of business consistent with past practice, (B) for any indebtedness among Rowan or Ensco, as applicable, and its wholly owned Subsidiaries or among such respective wholly owned Subsidiaries, (C) for any indebtedness incurred to replace, renew, extend, refinance or refund any existing indebtedness on substantially the same or more favorable terms to Rowan or Ensco, as applicable, than such existing indebtedness, and (D) for any guarantees by Rowan or Ensco of indebtedness of Subsidiaries or guarantees by such Subsidiaries of indebtedness of Rowan or Ensco, as applicable, or any Subsidiary of Rowan or Ensco, as applicable, which indebtedness is incurred in compliance with this Section 5.1(b); provided, however, that in the case of each of clauses (A) through (D) such indebtedness does not impose or result in any additional restrictions or limitations that would be material to Rowan or Ensco and its Subsidiaries other than any obligation to make payments on such indebtedness and other than any restrictions or limitations to which Rowan or Ensco or any Subsidiary is currently subject under the terms of any indebtedness outstanding as of the date hereof; provided, further, that, notwithstanding anything contained herein, the Rowan 2019 Senior Notes may be replaced, renewed, extended, redeemed or refunded (i) with the proceeds of any Permitted Refinancing Debt or (ii) with cash, in each case, at an amount up to the make-whole amount (including all accrued interest) as specified in the Rowan 2019 Senior Notes;

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(xiii)       shall not, and shall not permit any of its Subsidiaries to, (A) other than in the ordinary course of business consistent with past practice, modify or amend in any material respect, terminate or waive any material rights under any Rowan Material Contract or Ensco Material Contract, as applicable, (B) in the case of Rowan and its Subsidiaries only, modify, amend or terminate, or waive any material rights under, any Contract of the ARO JV, (C) other than in the ordinary course of business consistent with past practice, modify or amend in any material respect, or terminate or waive any material rights under any material Permit, or (D) other than in the ordinary course of business consistent with past practice, enter into any new contract which would be a Rowan Material Contract or Ensco Material Contract, as applicable, or which would reasonably be expected to, after the Effective Time, restrict or limit in any material respect Ensco or any of its affiliates from engaging in any business or competing in any geographic location with any person;

(xiv)      shall not, and shall not permit any of its Subsidiaries to, waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises (A) that are equal to or less than the amounts specifically reserved with respect thereto on the balance sheet as of June 30, 2018 included in the Rowan SEC Documents or the Ensco SEC Documents, as applicable, or (B) that do not exceed $50.0 million in the aggregate and, in all cases, do not obligate it or any of its Subsidiaries to take any material action (other than make a payment) or impose any material restrictions on its business or the business of any of its Subsidiaries;

(xv)       shall not, and shall not permit any of its Subsidiaries to, make, change or revoke any material Tax election; change any material Tax accounting method; file any material amended Tax Return; enter into any material Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, advance pricing agreement or closing agreement (other than customary Tax indemnifications contained in ordinary course commercial agreements or arrangements that are not primarily related to Taxes); request any material Tax ruling; settle or compromise any material Tax proceeding; consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment; change its jurisdiction of Tax residence; or surrender any claim for a material refund of Taxes;

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(xvi)      except as otherwise permitted by this Agreement, any refinancing permitted by sub-clause (xii) above or for transactions (A) in the case of Rowan, between Rowan and its Subsidiaries or among Rowan’s Subsidiaries or (B) in the case of Ensco, between Ensco and its Subsidiaries or among Ensco’s Subsidiaries, shall not and shall not permit any of its Subsidiaries, to prepay, redeem, repurchase, defease, cancel or otherwise acquire any indebtedness or guarantees thereof of Rowan or Ensco, as applicable, or its Subsidiaries, other than (1) with respect to debt securities maturing prior to December 21, 2021, at or below par value, (2) at stated maturity or (3) any required amortization payments and mandatory prepayments (including mandatory prepayments arising from any change of control put rights to which holders of such indebtedness or guarantees thereof may be entitled), in each case in accordance with the terms of the instrument governing such indebtedness as in effect on the date hereof; and

(xvii)     shall not, and shall not permit any of its Subsidiaries to, agree, authorize, consent, resolve or propose, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to sub-clauses (i) through (xvi) of this Section 5.1.

Section 5.2           Access.

(a)          For purposes of furthering the transactions contemplated hereby, each Party shall afford the other Party and (i) the officers and employees and (ii) the accountants, consultants, legal counsel, financial advisors and agents and other representatives of such other Party reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries’ personnel and properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and with such additional accounting, financing, operating, environmental and other data and information regarding such Party as the other Party may reasonably request. Notwithstanding the foregoing, neither Party shall be required to afford such access if it would unreasonably disrupt the operations of such Party or any of its Subsidiaries, would cause a material violation of any agreement to which such Party or any of its Subsidiaries is a party, would cause a risk of a loss of privilege to such Party or any of its Subsidiaries or would constitute a violation of any applicable Law. Neither Party, nor any of their respective officers, employees or Representatives, shall be permitted to perform any onsite procedures (including an onsite study or invasive testing or sampling) with respect to any property of either Party or any of their respective Subsidiaries without the prior written consent of the other Party (which shall not be unreasonably withheld, conditioned or delayed).

(b)          The Parties hereto hereby agree that all information provided to them or their respective officers, directors, employees or Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be governed in accordance with the confidentiality and non-disclosure agreement, dated as of April 26, 2018, between Rowan and Ensco, as amended (the “Confidentiality Agreement”), the term of which is hereby extended until the earlier to occur of (x) the Effective Time and (y) the first anniversary following the termination of this Agreement in accordance with Article VII.

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Section 5.3           No Solicitation by Rowan.

(a)          Except as expressly permitted by this Section 5.3, Rowan shall, shall cause each of its affiliates and its and their respective officers, directors and employees to, and shall use reasonable best efforts to cause its and their respective agents, financial advisors, investment bankers, attorneys, accountants and other representatives (a person’s officers, directors, employees, agents, financial advisors, investment bankers, attorneys, accountants and other representatives being collectively its “Representatives”) to: (i) immediately cease any solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to or may reasonably be expected to lead to a Rowan Takeover Proposal, and promptly instruct (to the extent it has contractual authority to do so and has not already done so prior to the date of this Agreement) or otherwise request, any person that has executed a confidentiality or non-disclosure agreement within the 12-month period prior to the date of this Agreement in connection with any actual or potential Rowan Takeover Proposal to return or destroy all such information or documents or material incorporating confidential information in the possession of such person or its Representatives and (ii) until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, not, directly or indirectly, (1) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Rowan Takeover Proposal, (2) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information in connection with or for the purpose of encouraging or facilitating, a Rowan Takeover Proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring person to this Section 5.3 and to limit its conversation or other communication exclusively to such referral), or (3) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment or agreement in principle (whether written or oral, binding or nonbinding) with respect to a Rowan Takeover Proposal. Except to the extent necessary to take any actions that Rowan or any third party would otherwise be permitted to take pursuant to this Section 5.3 (and in such case only in accordance with the terms hereof), (A) except in the event that the Rowan Board of Directors has determined in good faith after consultation with Rowan’s outside legal counsel that the failure to take such action would be reasonably likely to constitute a breach of the fiduciary duties of the members of the Rowan Board of Directors under applicable Law with respect to any standstill or confidentiality provision in any agreement to which Rowan or any of its Subsidiaries is a party as of the date hereof, Rowan and its Subsidiaries shall not release any third party from, or waive, amend or modify any provision of, or grant permission under, (x) any standstill provision in any agreement to which Rowan or any of its Subsidiaries is a party or (y) any confidentiality provision in any agreement to which Rowan or any of its Subsidiaries is a party other than, with respect to this clause (y), any waiver, amendment, modification or permission under a confidentiality provision that does not, and would not be reasonably likely to, facilitate, encourage or relate in any way to a Rowan Takeover Proposal or a potential Rowan Takeover Proposal and (B) Rowan shall, and shall cause its Subsidiaries to, enforce the confidentiality and standstill provisions of any such agreement (including by exercising any right to require a recipient of confidential information to cease use of, return or destroy such information), and Rowan shall, and shall cause its Subsidiaries to, immediately take all steps within their power necessary to terminate any waiver that may have been heretofore granted, to any person other than Ensco or any of Ensco’s affiliates, under any such provisions.

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(b)          Notwithstanding anything to the contrary contained in Section 5.3(a), if at any time from and after the date of this Agreement and prior to obtaining the Rowan Shareholder Approval, Rowan or any of its Subsidiaries, or any of its or their Representatives, directly or indirectly receives a bona fide, unsolicited written Rowan Takeover Proposal from any person that did not result from Rowan’s, its affiliates’ or Rowan’s or its affiliates’ Representatives’ failure to comply with the provisions of Section 5.3(a) and if the Board of Directors of Rowan determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Rowan Takeover Proposal constitutes or would reasonably be expected to lead to a Rowan Superior Proposal, then Rowan and any of its Subsidiaries, and any of its or their Representatives, may, directly or indirectly, (i) furnish, pursuant to a Rowan Acceptable Confidentiality Agreement, information (including non-public information) with respect to Rowan and its Subsidiaries, and afford access to the business, properties, assets, employees, officers, contracts, books and records of Rowan and its Subsidiaries, to the person who has made such Rowan Takeover Proposal and its Representatives and potential sources of financing; provided that Rowan shall substantially concurrently with the delivery to such person provide to Ensco any non-public information concerning Rowan or any of its Subsidiaries that is provided or made available to such person or its Representatives unless such non-public information has been previously provided or made available to Ensco, (ii) seek to clarify and understand the terms and conditions of any Rowan Takeover Proposal (or amended proposal) solely to determine whether such Rowan Takeover Proposal constitutes or would be reasonable expected to lead to a Rowan Superior Proposal, and (iii) engage in or otherwise participate in discussions or negotiations with the person making such Rowan Takeover Proposal and its Representatives and potential sources of financing regarding such Rowan Takeover Proposal. As used herein, “Rowan Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less restrictive to the third party executing such agreement than those applicable to Ensco that are contained in the Confidentiality Agreement (including standstill restrictions); provided that such confidentiality agreement shall not prohibit compliance by Rowan with any of the provisions of this Section 5.3.

(c)          Rowan shall promptly (and in no event later than 24 hours after receipt) notify, orally and in writing, Ensco after receipt by Rowan or any of its Subsidiaries, or any of its or their Representatives, of any Rowan Takeover Proposal, including of the identity of the person making the Rowan Takeover Proposal and the material terms and conditions thereof, and shall promptly (and in no event later than 24 hours after receipt) provide unredacted copies to Ensco of any written proposals, indications of interest, and/or draft agreements relating to such Rowan Takeover Proposal. Rowan shall keep Ensco reasonably informed, on a prompt basis, as to the status of (including changes to any material terms of, and any other material developments with respect to) such Rowan Takeover Proposal (including by promptly (and in no event later than 24 hours after receipt) providing to Ensco unredacted copies of any additional or revised written proposals, indications of interest, and/or draft agreements relating to such Rowan Takeover Proposal). Rowan agrees that it and its Subsidiaries will not enter into any agreement with any person subsequent to the date of this Agreement which prohibits Rowan from providing any information to Ensco in accordance with this Section 5.3.

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(d)          Except as expressly permitted by this Section 5.3(d), Section 5.3(e) or Section 5.3(f), or where required in order to implement the Transaction by way of an Offer made in accordance with Section 5.18, neither the Board of Directors of Rowan nor any committee thereof shall (i) (A) withhold, withdraw or modify in a manner adverse to Ensco the Rowan Board Recommendation or fail to make the Rowan Board Recommendation in accordance with Section 5.5(a)(xi) (or, in the period prior to publication of the Scheme Document, publicly change, withdraw or modify its intention and expectation that it will give such recommendation), (B) fail to reiterate the Rowan Board Recommendation (or, in the period prior to publication of the Scheme Document, fail to publicly reiterate its intention and expectation that it will give the Rowan Board Recommendation) within five business days after a written request by Ensco, (C) take any formal action or make any recommendation or public statement in connection with a Rowan Takeover Proposal (other than a recommendation against such Rowan Takeover Proposal or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case that includes a reaffirmation of the Rowan Board Recommendation) (it being understood that the Board of Directors of Rowan may refrain from taking a position with respect to such Rowan Takeover Proposal until the close of business as of the tenth business day after the commencement of such Rowan Takeover Proposal pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered a Rowan Adverse Recommendation Change), (D) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, to Rowan Shareholders a Rowan Takeover Proposal or (E) fail to publicly recommend against a publicly announced Rowan Takeover Proposal (it being understood that the Board of Directors of Rowan may refrain from taking a position with respect to such Rowan Takeover Proposal until the close of business as of the tenth business day after the commencement of such Rowan Takeover Proposal pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered a Rowan Adverse Recommendation Change) (any action described in this clause (i) being referred to as a “Rowan Adverse Recommendation Change”), or (ii) authorize, cause or permit Rowan or any of its Subsidiaries to enter into any letter of intent, agreement, commitment or agreement in principle with respect to any Rowan Takeover Proposal (other than a Rowan Acceptable Confidentiality Agreement entered into in accordance with Section 5.3(b)). Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Rowan Shareholder Approval is obtained, the Board of Directors of Rowan may make a Rowan Adverse Recommendation Change if, after receiving a bona fide, unsolicited Rowan Takeover Proposal that did not result from a breach of Section 5.3, the Board of Directors of Rowan has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that (A) such Rowan Takeover Proposal constitutes a Rowan Superior Proposal and (B) in light of such Rowan Takeover Proposal, the failure to take such action would be reasonably likely to be inconsistent with the fiduciary duties of the Board of Directors of Rowan under applicable Law; provided, however, that, prior to making such Rowan Adverse Recommendation Change, (1) Rowan has given Ensco at least four business days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Rowan Superior Proposal) and has contemporaneously provided to Ensco a copy of the Rowan Superior Proposal, a copy of any proposed transaction agreements with the person making such Rowan Superior Proposal and a copy of any financing commitments relating thereto (or, if not provided in writing to Rowan, a written summary of the material terms thereof), (2) Rowan has negotiated, and has caused its Representatives to negotiate, in good faith with Ensco during such notice period, to the extent Ensco wishes to negotiate, to enable Ensco to propose revisions to the terms of this Agreement such that it would cause such Rowan Superior Proposal to no longer constitute a Rowan Superior Proposal, (3) following the end of such notice period, the Board of Directors of Rowan shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Ensco, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that the Rowan Superior Proposal would nevertheless continue to constitute a Rowan Superior Proposal if the revisions proposed by Ensco were to be given effect, and (4) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Rowan Superior Proposal, Rowan shall, in each case, have delivered to Ensco an additional notice consistent with that described in clause (1) above of this proviso and a new notice period under clause (1) of this proviso shall commence (except that the four business day notice period referred to in clause (1) above of this proviso shall instead be equal to the longer of (x) two business days and (y) the period remaining under the notice period under clause (1) of this proviso immediately prior to the delivery of such additional notice under this clause (4)) during which time Rowan shall be required to comply with the requirements of this Section 5.3(d) anew with respect to such additional notice, including clauses (1) through (4) above of this proviso; and provided further that Rowan has complied in all material respects with its obligations under this Section 5.3.

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(e)          Nothing in this Agreement shall prohibit the Board of Directors of Rowan, prior to the time the Rowan Shareholder Approval is obtained, from making a Rowan Adverse Recommendation Change in response to an Intervening Event if the Board of Directors of Rowan has determined in good faith, after consultation with its outside financial advisers and outside legal counsel, that the failure of the Board of Directors of Rowan to make such a Rowan Adverse Recommendation Change would be reasonably likely to be inconsistent with the fiduciary duties of the Board of Directors of Rowan under applicable Law; provided, however, that, prior to making such Rowan Adverse Recommendation Change, (A) Rowan has given Ensco at least four business days’ prior written notice of its intention to take such action, which notice shall specify the reasons therefor, (B) Rowan has negotiated, and has caused its Representatives to negotiate, in good faith with Ensco during such notice period, to the extent Ensco wishes to negotiate, to enable Ensco to propose revisions to the terms of this Agreement such that it would permit the Board of Directors of Rowan not to make a Rowan Adverse Recommendation Change pursuant to this Section 5.3(e), and (C) following the end of such notice period, the Board of Directors of Rowan shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Ensco, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that the failure to make a Rowan Adverse Recommendation Change continues to be reasonably likely to be inconsistent with the fiduciary duties of the Board of Directors of Rowan under applicable Law.

(f)          Nothing contained in this Section 5.3 shall prohibit Rowan or the Board of Directors of Rowan from (x) taking and disclosing to the Rowan Shareholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or from making any “stop, look and listen” communication or any other similar disclosure to the Rowan Shareholders pursuant to Rule 14d-9(f) under the Exchange Act or (y) making any disclosure to the Rowan Shareholders if, in the reasonable determination in good faith of the Board of Directors of Rowan, after consultation with outside legal counsel, the failure to make such disclosure would be reasonably likely to be inconsistent with their duties under applicable Law or that such disclosure is otherwise required by Law or if, in each case, in the reasonable determination in good faith of the Board of Directors of Rowan, after consultation with outside legal counsel, the failure so to disclose would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law or obligations under applicable federal securities Law of the Board of Directors of Rowan; provided that, with respect to each of clause (x) and clause (y), any such position or disclosure (other than any “stop, look and listen” communication that includes a reaffirmation of the Rowan Board Recommendation) shall be deemed to be a Rowan Adverse Recommendation Change unless the Board of Directors of Rowan expressly and concurrently reaffirms the Rowan Board Recommendation.

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Section 5.4           No Solicitation by Ensco.

(a)          Except as expressly permitted by this Section 5.4, Ensco shall, shall cause each of its affiliates and its and their respective officers, directors and employees to, and shall use reasonable best efforts to cause its and their Representatives to: (i) immediately cease any solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to or may reasonably be expected to lead to an Ensco Takeover Proposal, and promptly instruct (to the extent it has contractual authority to do so and has not already done so prior to the date of this Agreement) or otherwise request, any person that has executed a confidentiality or non-disclosure agreement within the 12-month period prior to the date of this Agreement in connection with any actual or potential Ensco Takeover Proposal to return or destroy all such information or documents or material incorporating confidential information in the possession of such person or its Representatives and (ii) until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, not, directly or indirectly, (1) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Ensco Takeover Proposal, (2) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information in connection with or for the purpose of encouraging or facilitating, an Ensco Takeover Proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring person to this Section 5.4 and to limit its conversation or other communication exclusively to such referral), or (3) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment or agreement in principle (whether written or oral, binding or nonbinding) with respect to an Ensco Takeover Proposal. Except to the extent necessary to take any actions that Ensco or any third party would otherwise be permitted to take pursuant to this Section 5.4 (and in such case only in accordance with the terms hereof), (A) except in the event the Ensco Board of Directors has determined in good faith after consultation with Ensco’s outside legal counsel that the failure to take such action would be reasonably likely to constitute a breach of the fiduciary duties of the members of the Ensco Board of Directors under applicable Law with respect to any standstill or confidentiality provision in any agreement to which Ensco or any of its Subsidiaries is a party as of the date hereof, Ensco and its Subsidiaries shall not release any third party from, or waive, amend or modify any provision of, or grant permission under, (x) any standstill provision in any agreement to which Ensco or any of its Subsidiaries is a party or (y) any confidentiality provision in any agreement to which Ensco or any of its Subsidiaries is a party other than, with respect to this clause (y), any waiver, amendment, modification or permission under a confidentiality provision that does not, and would not be reasonably likely to, facilitate, encourage or relate in any way to an Ensco Takeover Proposal or a potential Ensco Takeover Proposal and (B) Ensco shall, and shall cause its Subsidiaries to, enforce the confidentiality and standstill provisions of any such agreement (including by exercising any right to require a recipient of confidential information to cease use of, return or destroy such information), and Ensco shall, and shall cause its Subsidiaries to, immediately take all steps within their power necessary to terminate any waiver that may have been heretofore granted, to any person other than Rowan or any of Rowan’s affiliates, under any such provisions.

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(b)          Notwithstanding anything to the contrary contained in Section 5.4(a), if at any time from and after the date of this Agreement and prior to the passing of the resolution referred to in clause (a) of the definition of Ensco Shareholder Resolutions, Ensco or any of its Subsidiaries, or any of its or their Representatives, directly or indirectly receives a bona fide, unsolicited written Ensco Takeover Proposal from any person that did not result from Ensco’s, its affiliates’ or Ensco’s or its affiliates’ Representatives’ failure to comply with the provisions of Section 5.4(a) and if the Board of Directors of Ensco determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Ensco Takeover Proposal constitutes or would reasonably be expected to lead to an Ensco Superior Proposal, then Ensco and any of its Subsidiaries, and any of its or their Representatives, may, directly or indirectly, (i) furnish, pursuant to an Ensco Acceptable Confidentiality Agreement, information (including non-public information) with respect to Ensco and its Subsidiaries, and afford access to the business, properties, assets, employees, officers, contracts, books and records of Ensco and its Subsidiaries, to the person who has made such Ensco Takeover Proposal and its Representatives and potential sources of financing; provided that Ensco shall substantially concurrently with the delivery to such person provide to Rowan any non-public information concerning Ensco or any of its Subsidiaries that is provided or made available to such person or its Representatives unless such non-public information has been previously provided or made available to Rowan, (ii) seek to clarify and understand the terms and conditions of any Ensco Takeover Proposal (or amended proposal) solely to determine whether such Ensco Takeover Proposal constitutes or would be reasonable expected to lead to an Ensco Superior Proposal, and (iii) engage in or otherwise participate in discussions or negotiations with the person making such Ensco Takeover Proposal and its Representatives and potential sources of financing regarding such Ensco Takeover Proposal. As used herein, “Ensco Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less restrictive to the third party executing such agreement than those applicable to Rowan that are contained in the Confidentiality Agreement (including standstill restrictions); provided that such confidentiality agreement shall not prohibit compliance by Ensco with any of the provisions of this Section 5.4.

(c)          Ensco shall promptly (and in no event later than 24 hours after receipt) notify, orally and in writing, Rowan after receipt by Ensco or any of its Subsidiaries, or any of its or their Representatives, of any Ensco Takeover Proposal, including of the identity of the person making the Ensco Takeover Proposal and the material terms and conditions thereof, and shall promptly (and in no event later than 24 hours after receipt) provide unredacted copies to Rowan of any written proposals, indications of interest, and/or draft agreements relating to such Ensco Takeover Proposal. Ensco shall keep Rowan reasonably informed, on a prompt basis, as to the status of (including changes to any material terms of, and any other material developments with respect to) such Ensco Takeover Proposal (including by promptly (and in no event later than 24 hours after receipt) providing to Rowan unredacted copies of any additional or revised written proposals, indications of interest, and/or draft agreements relating to such Ensco Takeover Proposal). Ensco agrees that it and its Subsidiaries will not enter into any agreement with any person subsequent to the date of this Agreement which prohibits Ensco from providing any information to Rowan in accordance with this Section 5.4.

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(d)          Except as expressly permitted by this Section 5.4(d), Section 5.4(e) or Section 5.4(f), or where required in order to implement the Transaction by way of an Offer made in accordance with Section 5.18, neither the Board of Directors of Ensco nor any committee thereof shall (i) (A) withhold, withdraw or modify in a manner adverse to Rowan the Ensco Board Recommendation, (B) fail to reiterate the Ensco Board Recommendation within five business days after a written request by Rowan, (C) take any formal action or make any recommendation or public statement in connection with an Ensco Takeover Proposal (other than a recommendation against such Ensco Takeover Proposal or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case that includes a reaffirmation of the Ensco Board Recommendation) (it being understood that the Board of Directors of Ensco may refrain from taking a position with respect to such Ensco Takeover Proposal until the close of business as of the tenth business day after the commencement of such Ensco Takeover Proposal pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered an Ensco Adverse Recommendation Change), (D) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, to Ensco Shareholders an Ensco Takeover Proposal or (E) fail to publicly recommend against a publicly announced Ensco Takeover Proposal (it being understood that the Board of Directors of Ensco may refrain from taking a position with respect to such Ensco Takeover Proposal until the close of business as of the tenth business day after the commencement of such Ensco Takeover Proposal pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered an Ensco Adverse Recommendation Change) (any action described in this clause (i) being referred to as a “Ensco Adverse Recommendation Change”), or (ii) authorize, cause or permit Ensco or any of its Subsidiaries to enter into any letter of intent, agreement, commitment or agreement in principle with respect to any Ensco Takeover Proposal (other than an Ensco Acceptable Confidentiality Agreement entered into in accordance with Section 5.4(b)). Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the resolution referred to in clause (a) of the definition of the Ensco Shareholder Resolutions is passed, the Board of Directors of Ensco may make an Ensco Adverse Recommendation Change if, after receiving a bona fide, unsolicited Ensco Takeover Proposal that did not result from a breach of Section 5.4, the Board of Directors of Ensco has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that (A) such Ensco Takeover Proposal constitutes an Ensco Superior Proposal and (B) in light of such Ensco Takeover Proposal, the failure to take such action would be reasonably likely to be inconsistent with the fiduciary duties of the Board of Directors of Ensco under applicable Law; provided, however, that, prior to making such Ensco Adverse Recommendation Change, (1) Ensco has given Rowan at least four business days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Ensco Superior Proposal) and has contemporaneously provided to Rowan a copy of the Ensco Superior Proposal, a copy of any proposed transaction agreements with the person making such Ensco Superior Proposal and a copy of any financing commitments relating thereto (or, if not provided in writing to Ensco, a written summary of the material terms thereof), (2) Ensco has negotiated, and has caused its Representatives to negotiate, in good faith with Rowan during such notice period, to the extent Rowan wishes to negotiate, to enable Rowan to propose revisions to the terms of this Agreement such that it would cause such Ensco Superior Proposal to no longer constitute an Ensco Superior Proposal, (3) following the end of such notice period, the Board of Directors of Ensco shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Rowan, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that the Ensco Superior Proposal would nevertheless continue to constitute an Ensco Superior Proposal if the revisions proposed by Rowan were to be given effect, and (4) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Ensco Superior Proposal, Ensco shall, in each case, have delivered to Rowan an additional notice consistent with that described in clause (1) above of this proviso and a new notice period under clause (1) of this proviso shall commence (except that the four business day notice period referred to in clause (1) above of this proviso shall instead be equal to the longer of (x) two business days and (y) the period remaining under the notice period under clause (1) of this proviso immediately prior to the delivery of such additional notice under this clause (4)) during which time Ensco shall be required to comply with the requirements of this Section 5.4(d) anew with respect to such additional notice, including clauses (1) through (4) above of this proviso; and provided further that Ensco has complied in all material respects with its obligations under this Section 5.4.

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(e)          Nothing in this Agreement shall prohibit or restrict the Board of Directors of Ensco, prior to the passing of the resolution referred to in clause (a) of the definition of the Ensco Shareholder Resolutions, from making an Ensco Adverse Recommendation Change in response to an Intervening Event if the Board of Directors of Ensco has determined in good faith, after consultation with its outside financial advisers and outside legal counsel, that the failure of the Board of Directors of Ensco to make an Ensco Adverse Recommendation Change would be reasonably likely to be inconsistent with the fiduciary duties of the Board of Directors of Ensco under applicable Law; provided, however, that, prior to making such Ensco Adverse Recommendation Change, (A) Ensco has given Rowan at least four business days’ prior written notice of its intention to take such action, which notice shall specify the reasons therefor, (B) Ensco has negotiated, and has caused its Representatives to negotiate, in good faith with Rowan during such notice period, to the extent Rowan wishes to negotiate, to enable Rowan to propose revisions to the terms of this Agreement such that it would permit the Board of Directors of Ensco not to make an Ensco Adverse Recommendation Change pursuant to this Section 5.4(e), and (C) following the end of such notice period, the Board of Directors of Ensco shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Rowan, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that the failure to make an Ensco Adverse Recommendation Change continues to be reasonably likely to be inconsistent with the fiduciary duties of the Board of Directors of Ensco under applicable Law.

(f)          Nothing contained in this Section 5.4 shall prohibit Ensco or the Board of Directors of Ensco from (x) taking and disclosing to the Ensco Shareholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or from making any “stop, look and listen” communication or any other similar disclosure to the Ensco Shareholders pursuant to Rule 14d-9(f) under the Exchange Act or (y) making any disclosure to the Ensco Shareholders if, in the reasonable determination in good faith of the Board of Directors of Ensco, after consultation with outside legal counsel, the failure to make such disclosure would be reasonably likely to be inconsistent with their duties under applicable Law or that such disclosure is otherwise required by Law or if, in each case, in the reasonable determination in good faith of the Board of Directors of Ensco, after consultation with outside legal counsel, the failure so to disclose would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law or obligations under applicable federal securities Law of the Board of Directors of Ensco; provided that, with respect to each of clause (x) and clause (y), any such position or disclosure (other than any “stop, look and listen” communication that includes a reaffirmation of the Ensco Board Recommendation) shall be deemed to be an Ensco Adverse Recommendation Change unless the Board of Directors of Ensco expressly and concurrently reaffirms the Ensco Board Recommendation.

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Section 5.5           Responsibilities of Rowan in Respect of the Scheme of Arrangement.

(a)          Rowan shall:

(i)          prepare as soon as reasonably practicable following the date hereof the shareholder document (or the relevant sections of the Proxy Statement comprising the scheme document), incorporating the Scheme of Arrangement (the “Scheme Document”), in accordance with applicable Laws, and all other documentation reasonably necessary to effect the Scheme of Arrangement and to convene the Rowan GM and Scheme Meeting;

(ii)         consult with Ensco as to the form and content of the Scheme Document and seek the approval of Ensco (such approval not to be unreasonably withheld, conditioned or delayed) to the content of the Scheme Document (excluding information in relation to Rowan, any of Rowan’s Subsidiaries or directors and excluding the terms of the Scheme of Arrangement, which shall be in all material respects in the form set out in Annex II subject to any amendment that the Parties agree in accordance with Section 5.8(b));

(iii)        afford Ensco reasonably sufficient time to consider the Scheme Document in order to give its approval and take into consideration all comments proposed by Ensco;

(iv)        not finalize or post the Scheme Document to the Rowan Shareholders unless Rowan has first obtained the prior written approval of Ensco (such approval not to be unreasonably withheld, conditioned or delayed);

(v)         provide Ensco with drafts of the forms of proxy for use by the Rowan Shareholders at the Rowan GM and the Scheme Meeting (the “Forms of Proxy”), all the necessary evidence and pleadings in relation to the Scheme of Arrangement (the “Court Documentation”) and any supplemental circular or document required to be published or submitted to the Court in connection with the Scheme of Arrangement or any variation or amendment to the Scheme of Arrangement (a “Scheme Supplemental Document”), in each case prepared in accordance with applicable Laws and customary practice;

(vi)        afford Ensco reasonably sufficient time to consider all such documents detailed in clause (v) above and take into consideration all comments proposed by Ensco;

(vii)       for the purpose of implementing the Scheme of Arrangement, instruct a barrister (of senior counsel standing) and provide Ensco and its advisers with the opportunity to attend any meetings with such barrister to discuss matters pertaining to the Scheme of Arrangement and any issues arising in connection with it (except to the extent the barrister is to advise on matters relating to the fiduciary duties of the directors of Rowan or otherwise in circumstances where a conflict has arisen between the interests of Rowan and Ensco);

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(viii)      as promptly as reasonably practicable, notify Ensco of any matter of which it becomes aware which would reasonably be expected to materially delay or prevent filing of the Scheme Document or the Court Documentation;

(ix)         as promptly as reasonably practicable, make all necessary applications to the Court in connection with the implementation of the Scheme of Arrangement (including applying to the Court for leave to convene the Scheme Meeting and settling with the Court the Scheme Document, the Forms of Proxy and any Scheme Supplemental Document and taking such other steps as may be required or desirable in connection with such applications, in each case as promptly as reasonably practicable), and use its reasonable best efforts so as to ensure that the hearing of such proceedings occurs as promptly as practicable in order to facilitate the dispatch of the Scheme Document and any Scheme Supplemental Document and seek such directions of the Court as it considers necessary or desirable in connection with the Scheme Meeting;

(x)          procure the publication of the advertisements required by applicable Law and dispatch of the Scheme Document, the Forms of Proxy and any Scheme Supplemental Document to Rowan Shareholders on the Register of Members of Rowan on the record date as agreed with the Court, as promptly as reasonably practicable after the approval of the Court to dispatch the documents being obtained, and thereafter shall publish and/or post such other documents and information (the form of which shall be agreed between the Parties) as the Court may approve or direct from time to time in connection with the implementation of the Scheme of Arrangement in accordance with applicable Law as promptly as reasonably practicable after the approval of the Court to publish or post such documents being obtained;

(xi)         unless the Board of Directors of Rowan has effected a Rowan Adverse Recommendation Change pursuant to and in accordance with Section 5.3, procure that the Scheme Document includes the Rowan Board Recommendation;

(xii)        include in the Scheme Document a notice convening the Rowan GM to be held immediately following the Scheme Meeting to consider and, if thought fit, approve the Rowan Shareholder Resolutions and it will convene the Scheme Meeting and the Rowan GM for the date that is as soon after the date of the dispatch of the Scheme Document as is permissible under applicable Laws and the Rowan Articles of Association (subject only to Section 5.6);

(xiii)       call, convene, hold and conduct the Scheme Meeting and the Rowan GM in compliance with this Agreement, the Rowan Articles of Association and applicable Laws and permit up to four representatives of Ensco and/or its financial and legal advisers to attend and observe the Scheme Meeting and the Rowan GM;

(xiv)      prior to the Scheme Meeting, keep Ensco informed on a regular basis in the two weeks prior to the Scheme Meeting of the number of valid proxy votes received in respect of resolutions to be proposed at the Scheme Meeting and/or the Rowan GM (with the number of valid proxy votes for and against being separately identified in respect of each resolution), and in any event provide such number as soon as reasonably practicable following a request by Ensco or its Representatives and, unless the Board of Directors of Rowan has effected a Rowan Adverse Recommendation Change, conduct any proxy solicitation exercise and undertake any other steps as may reasonably be requested by Ensco to assist in obtaining the Rowan Shareholder Approval;

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(xv)       except as required by applicable Law or the Court or pursuant to Section 5.8(a), not postpone or adjourn the Scheme Meeting and/or the Rowan GM; provided, however, that Rowan may, without the consent of Ensco and only in accordance with the Rowan Articles of Association and applicable Law, adjourn or postpone the Scheme Meeting and/or the Rowan GM (i) in the case of adjournment, if requested by the Rowan Shareholders (on a poll) to do so, provided that the adjournment resolution was not proposed, procured or instigated by or on behalf of Rowan or any of its officers, directors, employees, agents or other Representatives, (ii) to the extent reasonably necessary to ensure that any required supplement or amendment to the Scheme Document is provided to the Rowan Shareholders or to permit dissemination of information which is material to the Rowan Shareholders voting at the Scheme Meeting and/or the Rowan GM, but only for so long as the Board of Directors of Rowan have determined in good faith, that such action is reasonably necessary or advisable to give the Rowan Shareholders sufficient time to evaluate any such disclosure or information so provided or disseminated, or (iii) if, as of the time for which the Scheme Meeting or the Rowan GM is scheduled (as set forth in the Scheme Document), there are insufficient Rowan Ordinary Shares represented (either in person or by proxy) (a) to constitute a quorum necessary to conduct the business of the Scheme Meeting or the Rowan GM, but only until a meeting can be held at which there are a sufficient number of Rowan Ordinary Shares represented to constitute a quorum or (b) to obtain the Rowan Shareholder Approval, but only until a meeting can be held at which there are sufficient number of votes of the Rowan Shareholders to obtain the Rowan Shareholder Approval;

(xvi)      not withdraw the Scheme of Arrangement or allow it to lapse without the prior written consent of Ensco;

(xvii)     following the Scheme Meeting and Rowan GM, assuming the Scheme of Arrangement and Rowan Shareholder Resolutions are duly passed (including by the requisite majorities required under Part 26 of the Companies Act in the case of the Scheme Meeting) and all other Conditions are satisfied or, in the sole discretion of the applicable Party, waived where applicable (with the exception of the condition set out in Section 6.1(b)), take all necessary steps on the part of Rowan to prepare and issue, serve and lodge all such court documents as are required to seek the sanction of the Court to the Scheme of Arrangement as soon as possible thereafter;

(xviii)    give such undertakings as are required by the Court in connection with the Scheme of Arrangement as are reasonably and commercially necessary or desirable to implement the Scheme of Arrangement;

(xix)       as soon as reasonably practicable after the Court Order is made, deliver the Court Order to the Registrar of Companies (and if, notwithstanding the provisions of Section 5.17, such Court Order is determined to be subject to United Kingdom stamp duty, procure that the Court Order is duly stamped prior to the delivery of the Court Order to the Registrar of Companies);

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(xx)        promptly provide Ensco with a certified copy of the resolutions passed at the Scheme Meeting, the Rowan Shareholder Resolutions and of each order of the Court (including the Court Order) once obtained; and

(xxi)       subject to the foregoing, take any other action reasonably necessary to make the Scheme of Arrangement effective (it being acknowledged that this requirement shall not extend, in the event of a Rowan Adverse Recommendation Change, to obliging Rowan to convene or reconvene either the Scheme Meeting or the Rowan GM or conduct any proxy solicitation exercise).

Section 5.6           Responsibilities of Ensco in Respect of the Scheme of Arrangement.

(a)          Ensco shall:

(i)          instruct counsel to appear on its behalf at the Court hearing to sanction the Scheme of Arrangement and undertake to the Court to be bound by the terms of the Scheme of Arrangement (including the issuance of the New Ensco Shares pursuant thereto) insofar as it relates to Ensco, provided that this shall not oblige Ensco to waive any of the Conditions or treat them as satisfied;

(ii)         subject to the terms of this Agreement, afford all such cooperation and assistance as may reasonably be requested of it by Rowan in respect of the preparation and verification of any document required for the implementation of the Scheme of Arrangement, including the provision to Rowan of such information and confirmations relating to it, its Subsidiaries and any of its or their respective directors or employees as Rowan may reasonably request (including for the purposes of preparing the Scheme Document or any Scheme Supplemental Document) and to do so in a timely manner;

(iii)        review and provide comments (if any) in a reasonably timely manner on all such documentation submitted to it; and

(iv)        as soon as reasonably practicable, notify Rowan of any matter of which it becomes aware which would reasonably be expected to materially delay or prevent filing of the Scheme Document or the Court Documentation.

Section 5.7           Joint Proxy Statement.

(a)          Subject to Section 5.5, as promptly as reasonably practicable following the date of this Agreement, Ensco and Rowan shall take all action reasonably necessary to prepare, in accordance with applicable Law, the Ensco Organizational Documents and the Rowan Organizational Documents, as applicable, joint proxy materials which shall constitute (A) the Scheme Document, which shall also constitute the proxy statement relating to the Scheme Meeting and the Rowan GM for the purpose of passing the Rowan Shareholder Resolutions and (B) the proxy statement relating to a meeting of the Ensco Shareholders for the purpose of passing the Ensco Shareholder Resolutions (such joint proxy materials being the “Proxy Statement”). Ensco shall also take any action required to be taken under any applicable state or provincial securities laws in connection with the issuance of the New Ensco Shares in the Transaction. Ensco and Rowan shall furnish all information concerning Ensco and the Ensco Shareholders and Rowan and the Rowan Shareholders, respectively, as may be reasonably requested in connection with the Proxy Statement (or any supplement required thereto) and any such action as aforesaid. No filing of, or amendment or supplement to, the Proxy Statement will be made by either Party without the other Party’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other Party a reasonable opportunity to review and comment thereon. Each Party will advise the other Party promptly after it receives any oral or written request by the SEC for amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other Party with copies of any written communication from the SEC or any state securities commission. Each of Rowan and Ensco shall ensure (a) that the information provided by it for inclusion in the Proxy Statement (and any supplement required thereto) at the time of mailing thereof and at the time of the Ensco Shareholder Meeting, the Scheme Meeting and the Rowan GM will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (b) that the Proxy Statement (and any supplement required thereto) at the time of mailing thereof and at the time of the Ensco Shareholder Meeting, the Scheme Meeting and the Rowan GM will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act.

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(b)          As promptly as reasonably practicable following the clearance of the Proxy Statement by the SEC, Ensco shall take all action necessary in accordance with applicable Laws and the Ensco Articles of Association to duly give notice of, convene and hold a meeting of the Ensco Shareholders for the purpose of passing the Ensco Shareholder Resolutions (the “Ensco Shareholder Meeting”) and (subject to Section 5.8(a)) shall not postpone or adjourn the Ensco Shareholder Meeting except (i) to the extent required by applicable Law, (ii) if requested by the Ensco Shareholders (on a poll) to do so, provided that the adjournment resolution was not proposed, procured or instigated by or on behalf of Ensco or any of its officers, directors, employees, agents or other Representatives, (iii) if, as of the time for which the Ensco Shareholder Meeting is scheduled (as set forth in the Proxy Statement), there are insufficient Ensco Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Ensco Shareholder Meeting, but only until a meeting can be held at which there are a sufficient number of Ensco Ordinary Shares represented to constitute a quorum or (iv) to solicit additional proxies or votes for the approval of the allotment and issuance of the New Ensco Shares, but only until a meeting can be held at which there is a sufficient number of proxies or votes of the Ensco Shareholders to approve the allotment and issuance of the New Ensco Shares.

(c)          Unless the Board of Directors of Ensco has effected an Ensco Adverse Recommendation Change pursuant to and in accordance with Section 5.4, Ensco shall procure that the Proxy Statement includes the Ensco Board Recommendation.

(d)          Prior to the Ensco Shareholder Meeting, Ensco shall keep Rowan informed on a regular basis in the two weeks prior to the Ensco Shareholder Meeting of the number of valid proxy votes received in respect of resolutions to be proposed at the Ensco Shareholder Meeting (with the number of valid proxy votes for and against being separately identified in respect of each resolution), and in any event provide such number as soon as reasonably practicable following a request by Rowan or its Representatives and, unless the Board of Directors of Ensco has effected an Ensco Adverse Recommendation Change pursuant to and in accordance with Section 5.4, conduct any proxy solicitation exercise and undertake any other steps as may reasonably be requested by Rowan to assist in obtaining the approval of the Ensco Shareholders to the Ensco Shareholder Resolutions.

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Section 5.8           Mutual Provisions in Relation to the Scheme of Arrangement and the Meetings.

(a)          Notwithstanding anything to the contrary in this Agreement, Ensco and Rowan shall co-operate to schedule and convene the Ensco Shareholder Meeting and the Scheme Meeting and Rowan GM for the same date, it being understood and agreed that (i) in the event the Ensco Shareholder Meeting is adjourned or postponed, Rowan shall, in accordance with the Rowan Articles of Association, use its reasonable best efforts to adjourn or postpone the Scheme Meeting and the Rowan GM to the same date of the Ensco Shareholder Meeting, as so adjourned or postponed, (ii) in the event the Scheme Meeting or the Rowan GM is adjourned or postponed, Ensco shall, in accordance with the Ensco Articles of Association, use its reasonable best efforts to adjourn or postpone the Ensco Shareholder Meeting to the date of the Scheme Meeting or Rowan GM (whichever is the latest to occur, if they are not to be held on the same date), as so adjourned or postponed, and (iii) if, within five business days prior to any scheduled meeting date, the Board of Directors of Ensco or Rowan determines that failure to make an Ensco Adverse Recommendation Change or a Rowan Adverse Recommendation Change, as applicable, would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, such Board of Directors shall be permitted to adjourn or postpone the Ensco Shareholder Meeting, the Scheme Meeting or the Rowan GM (including any postponements or adjournments thereof), as applicable, for up to five business days.

(b)          Ensco may at any time (and on more than one occasion) prior to the Scheme Meeting propose such amendments or modifications to the Scheme of Arrangement as it reasonably considers necessary or desirable for the purposes of procuring that all Rowan Ordinary Shares outstanding at the Effective Time shall be transferred from the Rowan Shareholders to Ensco or a DR Nominee and Rowan hereby agrees that it shall promptly (and in any event prior to the Scheme Meeting) make and carry into effect any amendments or modifications to the Scheme of Arrangement that are proposed by Ensco in accordance with this Section 5.8(b) and shall take all such steps and do such things as are reasonably necessary or desirable including adjourning or postponing the Scheme Meeting and Rowan GM in order to give effect to such amendment or modification. Subject and without prejudice to the foregoing, if Ensco or Rowan acting reasonably considers that an amendment should be made to the provisions of the Scheme of Arrangement in order to implement the Transaction in as efficient a manner as practicable or otherwise, it may notify the other Party and the Parties shall be obliged to consider and negotiate, acting reasonably and in good faith, such amendment (provided, without prejudice to any matter specified in the first sentence in this Section 5.8(b), that no Party shall be required to consider and negotiate in good faith any amendment that would materially and adversely affect it, its shareholders or the likelihood of consummation of the Transaction).

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Section 5.9           Reasonable Best Efforts; Regulatory Approvals.

(a)          Prior to the Closing, and subject to Section 5.5 through 5.8 and Section 5.18, Rowan and Ensco shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective the Transaction, including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Transaction and the provision of information in connection therewith, (ii) the satisfaction of the conditions to consummating the Transaction, (iii) taking all reasonable actions necessary to obtain (and cooperating with each other in obtaining) any consent, authorization, Order or approval of, or any exemption by, any third party, including any Governmental Entity (which actions shall include furnishing all information and documentary material required under the HSR Act or other antitrust, competition, foreign investment or similar Laws outside of the United States) required to be obtained or made by Rowan, Ensco or any of their respective Subsidiaries in connection with the Transaction or the taking of any action contemplated by this Agreement, and (iv) the execution and delivery of any additional instruments necessary to consummate the Transaction and to fully carry out the purposes of this Agreement. Additionally, Rowan and Ensco shall use reasonable best efforts to fulfill all conditions precedent to the Transaction and shall not take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any such Governmental Entity necessary to be obtained prior to Closing. To the extent that transfers of any Permits issued by any Governmental Entity are required as a result of the execution of this Agreement or the consummation of the Transaction (including Permits required pursuant to Environmental Laws), the Parties hereto shall use reasonable best efforts to effect such transfers.

(b)          In furtherance and not in limitation of the other covenants contained in this Section 5.9, each of Ensco and Rowan shall use its reasonable best efforts to take, or cause to be taken, any and all steps and to make, or cause to be made any and all undertakings necessary to resolve objections, if any, that any Relevant Authority may assert under the HSR Act and any other federal, state or foreign Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or reduction of competition (collectively, “Antitrust Laws”) or that regulates foreign investment ( “Foreign Investment Laws”), with respect to this Agreement, and to avoid or eliminate each and every impediment under any Antitrust Law or Foreign Investment Laws that may be asserted by any Relevant Authority with respect to this Agreement, in each case, so as to enable the Closing to occur as promptly as practicable including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of any businesses, assets, equity interests, product lines or properties of Ensco and Rowan (or any of their respective Subsidiaries) or any equity interest in any joint venture held by Ensco and Rowan (or any of their respective Subsidiaries), other than, or related to, the ARO JV, (ii) creating, terminating, or divesting relationships, ventures, contractual rights or obligations of Ensco and Rowan or their respective Subsidiaries, other than the ARO JV and (iii) otherwise taking or committing to take any action that would limit Ensco’s or Rowan’s freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, assets, equity interests, product lines or properties of Ensco and Rowan (including any of their respective Subsidiaries) or any equity interest in any joint venture held by Ensco and Rowan (or any of their respective Subsidiaries), other than, or related to, the ARO JV, in each case as may be required in order to obtain all approvals and consents required directly or indirectly under any Antitrust Law or Foreign Investment Laws, or to avoid the commencement of any action to prohibit the Closing of the Transaction under any Antitrust Law or Foreign Investment Laws, or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action or proceeding seeking to prohibit the Closing or delay the Closing beyond the End Date, provided, however, that, notwithstanding the foregoing, neither Ensco nor Rowan shall be required to take, or agree to take, any actions under this Section 5.9 (i) that would reasonably be expected to, individually or in the aggregate, result in a one year loss of revenues as measured by fiscal year 2018 of more than $400.0 million on a combined basis for both Rowan and its Subsidiaries and Ensco and its Subsidiaries or (ii) with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing; provided further, however, that notwithstanding the foregoing, each of Ensco and Rowan reserves the right, for so long as there is mutual agreement between Ensco and Rowan to do so, to oppose any request or requirement of any Governmental Entity to sell, divest or otherwise dispose of any businesses, assets, equity interests, product lines or properties of Ensco and Rowan (or any of their respective Subsidiaries) or any equity interest in any joint venture held by Ensco and Rowan (or any of their respective Subsidiaries) prior to the End Date, including through litigation, if necessary.

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(c)          Except as prohibited by applicable Law, Rowan and Ensco shall each keep the other apprised of the status of matters relating to the completion of the Transaction and work cooperatively in connection with obtaining all required consents, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity undertaken pursuant to the provisions of this Section 5.9. In that regard, prior to the Closing, each Party shall promptly consult with one another with respect to, and, except as prohibited by applicable Law, provide any necessary information with respect to (and, in the case of correspondence, provide the other Party (or its counsel) copies of), all filings made by such Party with any Governmental Entity or any other information supplied by such Party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Transaction. Each Party shall promptly inform the other Party, and if in writing, furnish the other Party (or its counsel) with copies of (or, in the case of oral communications, advise the other Party (or its counsel) orally of) any communication from any Governmental Entity regarding the Transaction, and permit the other Party to review and discuss in advance, and consider in good faith the views of the other Party in connection with, any proposed communication with any such Governmental Entity. If any Party or any Representative of such Party receives a request for additional information or documentary material, or other request for information, from any Governmental Entity with respect to the Transaction, then such Party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other Party, an appropriate response in substantial compliance with such request. Neither Party shall participate in any meeting or teleconference with any Governmental Entity where material issues would likely be discussed in connection with this Agreement and the Transaction unless, so long as reasonably practicable and permitted by applicable Law, it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat. Each Party shall furnish the other Party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity with respect to this Agreement and the Transaction, and furnish the other Party with such necessary information and reasonable assistance as the other Party may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity; provided, however, that materials provided pursuant to this Section 5.9 may be redacted (i) to remove references concerning the valuation of Rowan or Ensco and the Transaction or other confidential information, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable privilege concerns.

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(d)          Rowan and Ensco shall use reasonable best efforts to (i) file, as promptly as practicable, but in any event no later than ten business days after the date of this Agreement, all notifications required under the HSR Act; and (ii) make any other required foreign filings as promptly as practicable. In the event that the Parties receive a request for information or documentary material pursuant to the HSR Act or other request for information from any Governmental Entity, the Parties will use their respective reasonable best efforts to respond to such request as promptly as practicable or as otherwise instructed by Ensco, and counsel for both Parties will closely cooperate during the entirety of any such response process.

(e)          In furtherance and not in limitation of the other covenants contained in this Section 5.9, each of Ensco and Rowan shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to make, or cause to be made, a draft CFIUS Notice in accordance with 31 C.F.R. Part 800 and the DPA, and after prompt resolution of all questions and comments received from CFIUS on such draft, preparing and submitting the final CFIUS Notice, which shall in any event be made promptly after the date all questions and comments received from CFIUS on such draft have been resolved or after CFIUS staff shall have indicated to the Parties that it has no questions or comments. Such reasonable best efforts shall also include providing any information requested by CFIUS or any other agency or branch of the U.S. government in connection with the CFIUS review or investigation of the Transaction, within the time periods specified by 31 C.F.R. §800.403(a)(3), as modified by applicable provisions of FIRRMA, or otherwise specified by the CFIUS staff. Each of Ensco and Rowan shall, in connection with the efforts to obtain the CFIUS Clearance, (i) cooperate in all respects and consult with each other in connection with the CFIUS Notice, including by allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (ii) promptly inform the other Party of any communication received by such Party from, or given by such Party to, CFIUS, by promptly providing copies to the other Party of any such written communications, except for any exhibits to such communications providing the personal identifying information required by 31 C.F.R. §800.402(c)(6)(vi); and (iii) permit the other parties to review in advance any communication that it gives to, and consult with each other in advance of any meeting or teleconference with CFIUS, and to the extent not prohibited by CFIUS, give the other parties the opportunity to attend and participate in any meeting or teleconference with CFIUS, in each of clauses (i), (ii) and (iii) of this Section 5.9(e) subject to confidentiality considerations contemplated by the DPA or required by CFIUS, or to preserve business confidential information.

(f)          Notwithstanding anything to the contrary contained herein, the Parties agree that they will jointly devise the strategy for all filings, notifications, submissions and communications in connection with any filing, notice, petition, statement, registration, submission of information, application or similar filing subject to this Section 5.9.

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Section 5.10         Takeover Statutes. If any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state or other anti-takeover Laws and regulations may become, or may purport to be, applicable to the Transaction or any other transactions contemplated hereby, each of Rowan and Ensco shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 5.11         Public Announcements. Rowan and Ensco shall use reasonable best efforts to develop a joint communications plan and each Party shall use reasonable best efforts to ensure that all press releases and other public statements with respect to the transactions contemplated hereby, to the extent they have not been previously issued or disclosed, shall be consistent with such joint communications plan. Unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, each Party shall consult with each other before issuing any press release or public statement with respect to the Transaction and, subject to the requirements of applicable Law (in the reasonable determination in good faith of such Party, after consultation with outside legal counsel) or the rules of any securities exchange (in the reasonable determination in good faith of such Party, after consultation with outside legal counsel), shall not issue any such press release or public statement prior to such consultation. Rowan and Ensco agree to issue a mutually acceptable initial joint press release announcing this Agreement.

Section 5.12         Indemnification and Insurance.

(a)          Ensco agrees that, to the fullest extent permitted under applicable Law, all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, existing as at the date of this Agreement in favor of the current or former managers, directors, officers or employees, as the case may be, of Ensco, Rowan or their respective Subsidiaries as provided in their respective articles of association or other organizational documents or in any agreement or deed of indemnity shall survive the Transaction and shall continue in full force and effect in accordance with their terms. For a period of six years from the Effective Time, to the fullest extent permitted under applicable Law, Ensco shall maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of the articles of association or similar organizational documents of Ensco, Rowan and their respective Subsidiaries in effect as at the date of this Agreement or in any indemnification agreements of Ensco, Rowan or their respective Subsidiaries with any of their respective current or former directors, officers or employees in effect as at the date of this Agreement, and to the fullest extent permitted under applicable Law shall not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the organizational documents of Ensco, Rowan or their respective Subsidiaries in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former managers, directors, officers or employees of Rowan or any of its Subsidiaries; provided, however, that all rights to exculpation, indemnification and advancement of expenses in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.

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(b)          Ensco shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former manager, director, officer or employee of Ensco, Rowan or any of their respective Subsidiaries and each person who served as a manager, director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of Ensco, Rowan or any of their respective Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”), in each case against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking consistent with applicable Law and the Ensco Organizational Documents or Rowan Organizational Documents, as applicable, to repay such amounts if it is ultimately determined that such person is not entitled to indemnification), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission by them in their capacities as such occurring or alleged to have occurred whether before or after the Effective Time (including acts or omissions in connection with such Indemnified Party serving as an officer, director, employee or other fiduciary of any entity if such service was at the request or for the benefit of Ensco or Rowan). In the event of any such Action, Ensco shall cooperate with the Indemnified Party in the defense of any such Action.

(c)          For a period of six years from the Effective Time, Ensco shall cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date hereof by Rowan and its Subsidiaries with respect to matters existing or arising on or before the Effective Time (provided that Ensco may substitute these for policies with a carrier with reasonably comparable credit ratings to the existing carrier of at least the same coverage and amounts and containing terms and conditions that it reasonably considers are no less favorable to the insured); provided, however, that Ensco shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by Rowan prior to the date hereof in respect of the coverages (the “Maximum Amount”) required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount. If Rowan or Ensco elects, then Rowan or Ensco, as applicable, may, prior to the Effective Time, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such Indemnified Parties in their capacity as such; provided that in no event shall the cost of such policy, if purchased by Rowan, exceed six times the Maximum Amount and, if such a “tail policy” is purchased, Ensco shall have no further obligations under this Section 5.12(c) so long as such “tail policy” remains in full force and effect during the six-year period following the date hereof.

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(d)          Ensco shall, to the fullest extent permitted under applicable Law, pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.12.

(e)          The rights of each Indemnified Party under this Section 5.12 shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the articles of association or other organizational documents of Ensco, Rowan or any of their respective Subsidiaries or, any other indemnification arrangement, the Companies Act or otherwise.

(f)          The obligations of Ensco under this Section 5.12 shall not be terminated, amended or modified in any manner so as to adversely affect any Indemnified Party (including their successors, heirs and legal representatives) to whom this Section 5.12 applies without the consent of such Indemnified Party. It is expressly agreed that, notwithstanding any other provision of this Agreement that may be to the contrary, (i) the Indemnified Parties to whom this Section 5.12 applies shall be third-party beneficiaries of this Section 5.12, and (ii) this Section 5.12 shall survive consummation of the Transaction and shall be enforceable by such Indemnified Parties and their respective successors, heirs and legal representatives against Ensco and its successors and assigns.

Section 5.13         Control of Operations. Without in any way limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that (a) nothing contained in this Agreement shall give Rowan or Ensco, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of Rowan and Ensco shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.14         Section 16 Matters. Prior to the Effective Time, Rowan and Ensco shall take all such steps as may be required to cause any dispositions of Rowan Ordinary Shares (including derivative securities with respect to Rowan Ordinary Shares) or acquisitions of Ensco Ordinary Shares (including derivative securities with respect to Ensco Ordinary Shares) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Rowan or will become subject to such reporting requirements with respect to Ensco, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.15         Transaction Litigation. Each of Rowan and Ensco shall promptly notify and give the other Party the opportunity to participate in the defense or settlement of any shareholder litigation against Rowan and/or its directors or executive officers or Ensco and/or its directors or executive officers, as the case may be, relating to the transactions contemplated by this Agreement, including the Transaction. Each of Rowan and Ensco agree that it shall not settle or offer to settle any litigation commenced prior to or after the date of this Agreement against Rowan or Ensco, as the case may be, or its directors, executive officers or similar persons by any shareholder of Rowan or Ensco, as the case may be, relating to this Agreement, the Transaction or any other transaction contemplated hereby without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed).

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Section 5.16         Listing Matters.

(a)          Ensco shall use its reasonable best efforts to cause the New Ensco Shares to be issued in the Transaction and such other shares of Ensco to be reserved for issuance in connection with the Transaction (or, if the Consolidation is effected, the Consolidated Ensco Shares to which those New Ensco Shares correspond) to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

(b)          Each of Rowan and Ensco agrees to cooperate with the other Party in taking, or causing to be taken, all action necessary to delist the Rowan Ordinary Shares from the NYSE and terminate its registration under the Exchange Act, provided that such delisting and termination shall not be effective until the Effective Time.

Section 5.17         United Kingdom Stamp Taxes. (a) The Parties shall, as soon as reasonably practicable, apply for such written confirmations from HMRC in relation to United Kingdom stamp duty or stamp duty reserve tax ( “SDRT”) that DTC reasonably requests in connection with the issuance, delivery and/or future trading of the New Ensco Shares, and (b) Ensco shall apply for confirmation from HMRC that neither the Court Order nor any instrument of transfer transferring the Rowan Ordinary Shares held within DTC to any DR Nominee is subject to United Kingdom stamp duty or SDRT and that the only instrument or agreement subject to UK stamp duty or SDRT will be the stock transfer form(s) which transfer shares not held within DTC to Ensco. For the avoidance of doubt, a failure to obtain any confirmations to be applied for pursuant to this Section 5.17 shall not constitute any breach of the obligations of any Party under this Agreement. Rowan shall promptly provide Ensco with such information as it reasonably requests in order to fulfil its obligations under this Section 5.17.

Section 5.18         Scheme Implementation by Way of Offer.

(a)          Ensco may, upon receipt of the written consent of Rowan (in its sole discretion), elect to implement the Transaction by way of a contractual takeover offer (as defined in section 974 of the Companies Act) (the “Offer”), whether or not the Scheme Document has been published, provided that the Offer is made in accordance with the terms and conditions set out in this Agreement (with any additions, deletions, modifications or amendments to such terms and conditions as may be necessary as a result of a switch from the Scheme of Arrangement to the Offer) and provided that Ensco shall comply with clauses (b) through (d) below. If the Parties agree to implement the Transaction by way of an Offer in accordance with this Section 5.18(a), Section 5.5 and 5.6 shall cease to have any effect, and the terms and conditions set out in this Agreement shall be deemed to be modified or amended in so far as is necessary as a result of the switch from the Scheme of Arrangement to the Offer.

(b)          In the event that the Transaction is implemented by way of an Offer pursuant to and in accordance with clause (a) above, Ensco shall prepare the document to be dispatched to (amongst others) the Rowan Shareholders under which any Offer would be made (the “Offer Document”) and shall consult with Rowan in relation to the preparation thereof. Ensco agrees to submit, or procure the submission of, drafts and revised drafts of the Offer Document to Rowan for review and comment and, where necessary, to discuss any comments with Rowan for the purposes of preparing revised drafts. Ensco shall afford Rowan sufficient time to consider the drafts and revised drafts of the Offer Document and include in the Offer Document all comments reasonably proposed by Rowan.

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(c)          Rowan shall afford all such cooperation and assistance as may reasonably be requested of it by Ensco in respect of the preparation and verification of any document required for the implementation of the Offer, including the provision to Ensco of such information and confirmations relating to it, its Subsidiaries and any of its or their respective directors or employees as Ensco may reasonably request (including for the purposes of preparing the Offer Document or the Prospectus and any amendments or supplements to either the Offer Document or the Prospectus) and to do so in a timely manner; and shall review and provide comments (if any) in a reasonably timely manner on all such documentation submitted to it.

(d)          If the Transaction is implemented by way of an Offer pursuant to and in accordance with clause (a) above and such Offer is to be registered under the Securities Act, Ensco shall prepare a registration statement on Form S-4 with respect to the New Ensco Shares (the “Registration Statement”) and Ensco’s and Rowan’s obligations in clauses (b) and (c) above shall equally apply to the process for preparation of such Registration Statement.

(e)          If the Transaction is implemented by way of an Offer pursuant to and in accordance with clause (a) above:

(i)          the acceptance condition to the Offer shall be set at not less than 90% (or such lesser percentage as Rowan and Ensco may agree) of the Rowan Ordinary Shares to which the Offer relates;

(ii)         Ensco shall ensure that, unless the Parties agree otherwise in writing, the only conditions of the Offer shall be those set out in Article VI (the “Conditions”) (with any additions, deletions, modifications or amendments to such conditions as the Parties agree are necessary or desirable as a result of a switch from the Scheme of Arrangement to the Offer);

(iii)        Ensco shall keep Rowan informed, on a regular basis and in any event as soon as reasonably practicable following a request by Rowan or its Representatives, of the number of Rowan Shareholders that have validly returned their acceptance or withdrawal forms or incorrectly completed their acceptance or withdrawal forms and the identity of such shareholders;

(iv)        except where the Board of Directors of Rowan has effected a Rowan Adverse Recommendation Change pursuant to and in accordance with Section 5.3, (A) the Board of Directors of Rowan shall duly and validly adopt a resolution declaring that the Board of Directors of Rowan has resolved that it will unanimously and unqualifiedly recommend that the Rowan Shareholders accept the Offer and such recommendation shall be deemed to be the Rowan Board Recommendation; (B) Rowan agrees that the Rowan Board Recommendation shall be included within the Offer Document; and (C) neither the Board of Directors of Rowan nor any committee thereof shall withhold, withdraw or modify in a manner adverse to Ensco the Rowan Board Recommendation; and

(v)         any failure to provide the Rowan Board Recommendation in accordance with clause (iv) above shall be deemed to be a Rowan Adverse Recommendation Change.

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(f)          In the event that the Transaction is implemented by way of an Offer pursuant to and in accordance with Section 5.18(a), Ensco shall (i) prepare a prospectus in respect of the Offer (the “Prospectus”) in accordance with part VI of the Financial Services and Markets Act 2000 and the Prospectus Directive (2003/71/EC) and shall consult with Rowan in relation to the preparation thereof and (ii) subject to Rowan’s compliance with its obligations pursuant to clause (c) above, use its reasonable best efforts to obtain the final approval from the UK Financial Conduct Authority (or any successor thereof) of the Prospectus in connection with section 85 of the Financial Services and Markets Act 2000.

Section 5.19         Securities Act Exemption. For so long as the Transaction is being implemented by way of the Scheme of Arrangement, the Parties shall use their reasonable best efforts to cause the New Ensco Shares issued to Rowan Shareholders upon the Scheme of Arrangement becoming effective to be issued in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of the Securities Act and in reliance on exemptions from registration under state “blue sky” or securities laws.

Section 5.20         Tax-Free Reorganization Treatment.

(a)          Ensco and Rowan intend that, for U.S. federal income tax purposes, the Transaction shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. From and after the execution of this Agreement through the Closing Date, each of Ensco and Rowan (i) shall, and shall cause each of its respective Subsidiaries to, use its reasonable best efforts to cause the Transaction to so qualify, including by using its reasonable best efforts in not taking or failing to take any action that would reasonably be expected to prevent or impede the Transaction from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) shall use reasonable best efforts to execute certificates at such time or times as may be reasonably requested by Tax counsel to Rowan that are in form and substance acceptable to such Tax counsel, containing appropriate and customary representations to Tax counsel regarding facts as of the date of such certificate in connection with such Tax counsel’s delivery to Rowan of an opinion or opinions rendered in connection with the Transaction (including on the qualification of the Transaction as a “reorganization” within the meaning of Section 368(a) of the Code). After the Closing, each of Ensco and Rowan shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax proceedings, Tax Returns, or otherwise), such “reorganization” treatment unless required to do so by applicable Law. For the avoidance of doubt, any action taken or not taken by Ensco or Rowan that is specifically required or contemplated by this Agreement to be, as applicable, taken or not taken shall not constitute a breach of this Section 5.20(a).

(b)          Ensco and Rowan hereby adopt this Agreement as well as any other agreements entered into pursuant to this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3(a).

Section 5.21         Post-Closing Benefits Program.

(a)          The Parties agree to cooperate in good faith to establish a comprehensive employee benefits program for Rowan Employees and Ensco Employees as a collective group subject to Collective Bargaining Agreements that are in effect as of the date of this Agreement (the “Post-Closing Benefits Program”). The Parties intend that the Post-Closing Benefits Program will equitably treat similarly situated Rowan Employees and Ensco Employees.

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(b)          With respect to any employee benefit plans established under the Post-Closing Benefits Program, Ensco shall (i) recognize all service of Rowan Employees and Ensco Employees with Rowan, Ensco or any of their respective Subsidiaries or predecessor entities, as the case may be, for purposes of determining eligibility to participate, vesting, accruals, and entitlement to benefits where length of service is relevant (other than benefit accruals under a defined benefit pension plan) to the extent such service is recognized under the corresponding Benefit Plan, (ii) use commercially reasonable efforts to seek to waive any pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements and (iii) use commercially reasonable efforts to provide credit for any co-payments and deductibles incurred prior to the Effective Time in the plan year in which the Effective Time occurs for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any such employee benefit plans established under the Post-Closing Benefits Program that may apply as of or following the Effective Time.

(c)          Effective as of the day prior to the Closing Date but contingent upon the Closing, Rowan shall cause to be approved board resolutions terminating the Rowan Companies, Inc. Savings and Investment Plan (the “Rowan 401(k) Plan”) unless Ensco provides written notice to Rowan that the Rowan 401(k) Plan shall not be terminated. Unless Ensco provides such written notice to Rowan, Rowan shall provide Ensco copies of such board resolutions. Effective as of, or as soon as administratively practicable following, the Closing, each Rowan Employee shall be eligible to participate in a tax-qualified defined contribution plan established or designated by Ensco (the “Ensco 401(k) Plan”), subject to the terms and conditions of the Ensco 401(k) Plan. As soon as practicable after the Closing and to the extent not prohibited under applicable Law, Ensco shall take all action necessary to provide that each Rowan Employee may elect to rollover his or her full account balance (including cash, notes (in the case of loans) or a combination thereof) in the Rowan 401(k) Plan to the Ensco 401(k) Plan.

(d)          Except for any Assumed CiC Agreements, the CEO Employment Agreement, any grants made under the Rowan Retention Program through the Closing, and the Rowan Protection Plan, Rowan shall terminate all of its current severance plans, programs and policies on or prior to the Closing Date. Effective for any employee terminations that occur from the Closing Date through the 12-month anniversary of the Closing Date, Ensco shall provide (or shall ensure that one or more of its affiliates provides) each onshore Rowan Employee that is employed as of the Closing Date and who is not otherwise subject to a change in control agreement, with severance benefits that are no less favorable in the aggregate than those described in the Rowan Retention Program (as and to the extent then applicable to any such individual) and the Rowan Protection Plan, a copy of each of which has been provided to Ensco prior to the date hereof.

(e)          Without limiting the generality of foregoing, nothing in this Section 5.21, express or implied: (i) is intended to confer any rights, benefits or, remedies under this Agreement upon any person (including any Rowan Employee or Ensco Employee) to continued employment, service or any severance or other benefits from Rowan or Ensco or any of their respective affiliates; (ii) is intended to require any Party (or any affiliate thereof) to maintain any specific level of benefits for any Rowan Employees or Ensco Employees for any specific period of time; (iii) shall be construed as an amendment to any employee benefit plan or similar arrangement; or (iv) shall constitute a limitation on the Parties’ rights to amend, modify or terminate, either before or after the Closing, any employee benefit plan or similar arrangement.

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Section 5.22         Cooperation. Ensco and Rowan shall in good faith reasonably cooperate with each other (i) to arrange with commercial banks for an increase in the capacity of Ensco’s revolving credit facility or otherwise secure additional borrowing capacity as the Parties agree to be desirable to operate the business of Ensco following the Transaction and (ii) regarding any debt incurrence or refinancing transaction permitted by Section 5.1(b)(xii).

Section 5.23         Change in Control Arrangements. As of the Effective Time, Ensco shall automatically assume each Change in Control Agreement listed on Section 5.23 of the Rowan Disclosure Schedule (the “Assumed CiC Agreements”) and, following the Effective Time, shall perform each Assumed CiC Agreement in the manner and to the extent that Rowan would have been required to perform such agreement had no assumption taken place.

Article VI.

CONDITIONS TO THE Transaction

Section 6.1           Conditions to Each Party’s Obligation to Effect the Transaction. The respective obligations of each Party to effect the Transaction shall be subject to the fulfillment (or waiver by all Parties, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a)          The Rowan Shareholder Approval shall have been obtained.

(b)          The Scheme of Arrangement shall have been sanctioned by the Court with or without modification (but subject to any such modification being acceptable to both Parties) and a copy of the Court Order shall have been delivered to the Registrar of Companies in England and Wales.

(c)          The resolution referred to in clause (a) of the definition of the Ensco Shareholder Resolutions shall have been passed.

(d)          The New Ensco Shares (or, if the Consolidation is effected, the Consolidated Ensco Shares to which those New Ensco Shares correspond) shall have been approved for listing on the NYSE, subject to official notice of issuance.

(e)          No order, injunction, decree or other legal restraint by any court or other tribunal of competent jurisdiction or Governmental Entity shall have been entered and shall continue to be in effect and no Law shall have been adopted or be effective, in each case that prohibits, prevents, restrains or renders illegal the consummation of the Transaction. No Governmental Entity shall have commenced and not withdrawn any proceeding seeking to enjoin, restrain or otherwise prohibit the consummation of the Transaction or any of the transactions contemplated by this Agreement.

(f)          All waiting periods applicable to the Transaction under the HSR Act, including any secondary acquisition notifications pursuant to 16 C.F.R. § 801.4, shall have expired or been terminated.

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(g)          All consents of, or filings with, the Governmental Entities set forth in Section 6.1(g) of the Ensco Disclosure Schedule shall have been obtained and any applicable waiting period with respect thereto shall have expired or been terminated, as the case may be.

(h)          The CFIUS Clearance shall have been obtained and shall be in full force and effect.

Section 6.2           Conditions to Obligation of Rowan to Effect the Transaction. The obligation of Rowan to effect the Transaction is further subject to the fulfillment (or waiver by Rowan) at or prior to the Effective Time of the following conditions:

(a)          The representations and warranties of Ensco set forth in (i) this Agreement (other than in Sections 4.1(c), 4.1(d), 4.2(a) and 4.7(b)) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent that any such representation and warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such date), except where such failures to be so true and correct (without regard to “materiality,” Ensco Material Adverse Effect and similar qualifiers contained in such representations and warranties) would not, individually or in the aggregate, have an Ensco Material Adverse Effect, (ii) Sections 4.1(c), 4.1(d) and 4.2(a) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent that any such representation and warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such date), except for any de minimis inaccuracies, and (iii) Section 4.7(b) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent that any such representation and warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such date).

(b)          Ensco shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

(c)          Ensco shall have approved and adopted the Corporate Governance Policy, and the Corporate Governance Policy shall not have been amended, modified or terminated in contravention of Section 1.8(b).

(d)          Ensco shall have delivered to Rowan a certificate, dated the Closing Date and signed by the Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been satisfied.

Section 6.3           Conditions to Obligation of Ensco to Effect the Transaction. The obligation of Ensco to effect the Transaction is further subject to the fulfillment (or the waiver by Ensco) at or prior to the Effective Time of the following conditions:

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(a)          The representations and warranties of Rowan set forth in (i) this Agreement (other than in Sections 3.1(c), 3.1(d), 3.2(a) and 3.7(b)) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent that any such representation and warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such date), except where such failures to be so true and correct (without regard to “materiality,” Rowan Material Adverse Effect and similar qualifiers contained in such representations and warranties) would not, individually or in the aggregate, have a Rowan Material Adverse Effect, (ii) Sections 3.1(c), 3.1(d) and 3.2(a) shall be true and correct at and as of the date of this Agreement and, with the exception of Section 3.1(d)(ii), at and as of the Closing Date as though made at and as of the Closing Date (except to the extent that any such representation and warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such date), except for any de minimis inaccuracies, and (iii) Section 3.7(b) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent that any such representation and warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such date).

(b)          Rowan shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

(c)          Rowan shall have delivered to Ensco a certificate, dated the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

(d)          No Law shall have been adopted after the date hereof that would require or would be reasonably expected to result in (i) the dissolution of the ARO JV, (ii) the sale or other disposal of Rowan’s interest in the ARO JV to any person or (iii) the forfeiture or nationalization of Rowan’s equity interests in the ARO JV or the ARO JV’s assets.

Section 6.4           Frustration of Closing Conditions. Neither Rowan nor Ensco may rely, either as a basis for not consummating the Transaction or terminating this Agreement and abandoning the Transaction, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such Party’s willful and intentional material breach of any material provision of this Agreement.

Article VII.

TERMINATION

Section 7.1           Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and the Transaction abandoned at any time prior to the Effective Time (notwithstanding that the Rowan Shareholder Approval and the resolution referred to in clause (a) of the definition of Ensco Shareholder Resolutions may have been obtained prior to such termination) by written notice of the terminating Party (acting through such Party’s Board of Directors) to the other Party:

(a)          by the mutual written consent of Rowan and Ensco;

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(b)           by either Rowan or Ensco, if the Transaction shall not have been consummated on or prior to twelve months after the date of this Agreement (the “End Date”); provided, however, that:

(i)          if all of the conditions to Closing, other than the conditions set forth in Section 6.1(f), Section 6.1(g), or Section 6.1(h), shall have been satisfied or shall be capable of being satisfied at such time, the End Date may be extended by either Rowan or Ensco; or

(ii)         if all of the conditions to Closing shall have been satisfied or shall be capable of being satisfied at such time, but Rowan has not sought the sanction of the Scheme of Arrangement by the Court or has not delivered the Court Order to the Registrar of Companies in England and Wales to make the Scheme of Arrangement effective, the End Date may be extended by Ensco, in both cases from time to time by written notice to the other Party up to a date not beyond sixteen months after the date of this Agreement, the latest of any of which dates shall thereafter be deemed to be the End Date; and provided further that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a Party if the failure of the Closing to occur by such date shall be due to the material breach by such Party of any representation, warranty, covenant or other agreement of such Party set forth in this Agreement;

(c)           by either Rowan or Ensco, if a court or other Governmental Entity of competent jurisdiction shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Transaction and such Order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to a Party if such Order was due to the failure of such Party to perform any of its obligations under this Agreement;

(d)           by either Rowan or Ensco, if the Scheme Meeting and the Rowan GM (including, in each case, any postponements or adjournments thereof) shall have been completed and the Rowan Shareholder Approval shall not have been obtained and the Parties have not agreed to implement the Transaction by way of an Offer in accordance with Section 5.18 within fifteen business days of the relevant meeting; provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to a Party where the failure to obtain the Rowan Shareholder Approval is proximately caused by the material breach by such Party of any covenant or other agreement of such Party set forth in this Agreement;

(e)           by either Rowan or Ensco, if the Ensco Shareholder Meeting (including any postponements or adjournments thereof) shall have been completed and the resolution referred to in clause (a) of the definition of the Ensco Shareholder Resolutions shall not have been passed; provided, however, that the right to terminate this Agreement under this Section 7.1(e) shall not be available to a Party where the failure to pass the relevant resolution is proximately caused by the material breach by such Party of any covenant or other agreement of such Party set forth in this Agreement;

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(f)          by Rowan, if Ensco shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, Ensco does not diligently attempt or ceases to diligently attempt to cure such breach or failure after receiving written notice from Rowan describing such breach or failure in reasonable detail (provided that Rowan is not then in breach of any representation, warranty, covenant or other agreement contained herein such that the conditions set forth in Section 6.3(a) and Section 6.3(b) shall not be satisfied);

(g)          by Rowan, (i) in the event of an Ensco Adverse Recommendation Change occurring prior to the passing of the resolution referred to in clause (a) of the definition of the Ensco Shareholder Resolutions or (ii) upon any Willful Breach by Ensco of its obligations under Section 5.4;

(h)          by Ensco, if Rowan shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, Rowan does not diligently attempt or ceases to diligently attempt to cure such breach or failure after receiving written notice from Ensco describing such breach or failure in reasonable detail (provided that Ensco is not then in breach of any representation, warranty, covenant or other agreement contained herein such that the conditions set forth in Section 6.2(a) and Section 6.2(b) shall not be satisfied);

(i)          by Ensco, (i) in the event of a Rowan Adverse Recommendation Change occurring prior to receipt of the Rowan Shareholder Approval or (ii) upon any Willful Breach by Rowan of its obligations under Section 5.3;

(j)          by either Rowan or Ensco, if the Court declines or refuses to sanction the Scheme of Arrangement (or an appeal of such decline or refusal by the Court is lost or abandoned), unless both Parties agree in writing either (i) that the decision of the Court shall be appealed, or (ii) to implement the Transaction by way of an Offer in accordance with Section 5.18;

(k)          subject to Rowan’s compliance with Section 5.3, by Rowan at any time prior to the time Rowan Shareholder Approval is obtained, if (i) the Rowan Board of Directors authorizes Rowan to enter into one or more acquisition agreements with respect to a Rowan Superior Proposal; (ii) immediately prior to or substantially concurrently with the termination of this Agreement, Rowan enters into one or more acquisition agreements with respect to a Rowan Superior Proposal; and (iii) Rowan immediately prior to or substantially concurrently with such termination pays to Ensco or its designees the Termination Fee in accordance with Section 7.3(b); or

(l)          subject to Ensco’s compliance with Section 5.4, by Ensco at any time prior to the passing of the resolution referred to in clause (a) of the definition of the Ensco Shareholder Resolutions, if (i) the Ensco Board of Directors authorizes Ensco to enter into one or more acquisition agreements with respect to an Ensco Superior Proposal; (ii) immediately prior to or substantially concurrently with the termination of this Agreement, Ensco enters into one or more acquisition agreements with respect to an Ensco Superior Proposal; and (iii) Ensco immediately prior to or substantially concurrently with such termination pays to Rowan or its designees the Termination Fee in accordance with Section 7.3(d).

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Section 7.2           Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall terminate (except for the provisions of this Section 7.2, Section 7.3 and Article VIII), and there shall be no other liability on the part of Rowan or Ensco to the other except as provided in Section 7.3 and liability arising out of, or the result of, fraud or any Willful Breach of this Agreement occurring prior to termination or as provided for in the Confidentiality Agreement, in which case the aggrieved Party shall be entitled to all rights and remedies available at Law or in equity.

Section 7.3           Termination Fee; Expenses.

(a)          If this Agreement is terminated by Ensco pursuant to Section 7.1(h) or Section 7.1(i), Rowan shall pay to Ensco the Termination Fee by way of compensation, by wire transfer (to an account designed by Ensco) in immediately available funds on the day that is three business days after the date of termination of this Agreement.

(b)          If this Agreement is terminated by Rowan pursuant to Section 7.1(k), Rowan shall pay to Ensco the Termination Fee by way of compensation, by wire transfer (to an account designated by Ensco) in immediately available funds immediately prior to or substantially concurrently with such termination.

(c)          If this Agreement is terminated by Rowan pursuant to Section 7.1(f) or Section 7.1(g), Ensco shall pay to Rowan the Termination Fee by way of compensation, by wire transfer (to an account designed by Rowan) in immediately available funds on the day that is three business days after the date of termination of this Agreement.

(d)          If this Agreement is terminated by Ensco pursuant to Section 7.1(l), Ensco shall pay to Rowan the Termination Fee by way of compensation, by wire transfer (to an account designated by Rowan) in immediately available funds immediately prior to or substantially concurrently with such termination.

(e)          If this Agreement is terminated by Rowan or Ensco pursuant to Section 7.1(d), Rowan shall as promptly as practicable (but in any event within three business days) pay to Ensco by wire transfer (to an account designed by Ensco) in immediately available funds $15,000,000 for costs, fees and expenses (including legal and other third party advisors fees and expenses) in connection with the transactions contemplated by this Agreement; provided, however, that the amount of any such payment under this Section 7.3(e) shall be credited against any obligation of Rowan to pay the Termination Fee pursuant to this Section 7.3.

(f)          If this Agreement is terminated by Rowan or Ensco pursuant to Section 7.1(e), Ensco shall as promptly as practicable (but in any event within three business days) pay to Rowan by wire transfer (to an account designed by Rowan) in immediately available funds $15,000,000 for costs, fees and expenses (including legal and other third party advisors fees and expenses) in connection with the transactions contemplated by this Agreement; provided, however, that the amount of any such payment under this Section 7.3(f) shall be credited against any obligation of Rowan to pay the Termination Fee pursuant to this Section 7.3.

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(g)           “Termination Fee” shall mean a cash amount equal to $24,000,000. Notwithstanding anything to the contrary in this Agreement, if the Termination Fee shall become due and payable in accordance with this Section 7.3, from and after such termination and acceptance of payment of the Termination Fee by the Party entitled to the Termination Fee pursuant to and in accordance with this Section 7.3, the Party paying the Termination Fee shall have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as provided under this Section 7.3, except in the case of fraud or a Willful Breach by such Party of this Agreement. Each of the Parties hereto agrees and acknowledges that the Termination Fee is not a penalty and that it will not be entitled to argue that the Termination Fee is unenforceable or should be reduced in any manner, but rather liquidated damages in a reasonable amount that will compensate, and are proportionate to the legitimate interests of, a Party in the circumstances in which such Termination Fee is due and payable and which do not involve fraud or Willful Breach of this Agreement, in view of the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. In no event shall Rowan or Ensco be entitled to more than one payment of the Termination Fee in connection with a termination of this Agreement pursuant to which the Termination Fee is payable.

(h)          Each of Rowan and Ensco acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated hereby, and that, without these agreements, Rowan and Ensco would not enter into this Agreement. Accordingly, if Rowan or Ensco fails to pay in a timely manner any amount due pursuant to this Section 7.3, then (i) Rowan or Ensco, as applicable, shall reimburse the Party entitled to such amounts for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related Actions commenced and (ii) Rowan or Ensco, as applicable, shall pay to the Party entitled to such amounts interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2%.

(i)          The Termination Fee shall be inclusive of VAT. The Parties anticipate, and shall take the position and use their reasonable best efforts to ensure that it is accepted for the relevant tax purposes, that the Termination Fee is outside the scope of VAT and is not treated for VAT purposes as consideration for a taxable supply. If, however, the Termination Fee is treated by any tax authority in whole or part as the consideration for a taxable supply then (i) where the Termination Fee is determined to be the whole or part consideration for a taxable supply in respect of which the recipient of the Termination Fee (or the representative member of the VAT group of which that Party is a member) is liable to account for VAT, then to the extent that such VAT is recoverable from the relevant Tax authority by the payer of the Termination Fee (or such representative member), the amount of the Termination Fee shall be increased such that, less any such recoverable VAT in respect thereof, it equals the amount of the Termination Fee before taking into account any adjustment under this Section 7.3(i) and (ii) where the Termination Fee is determined to be the whole or part consideration for a taxable supply in respect of which the payer of the Termination Fee (or the representative member of the VAT group of which that Party is a member) is liable to account for VAT, then to the extent that such VAT is recoverable from the relevant Tax authority by the payer of the Termination Fee (or such representative member), the amount of the Termination Fee shall be reduced (or the relevant part of the Termination Fee reimbursed) such that the aggregate amount of the adjusted Termination Fee and any irrecoverable VAT in respect thereof equals the amount of the Termination Fee before taking into account any adjustment under this Section 7.3(i). The Parties shall provide each other with such invoices, information, and assistance as shall be reasonably requested for the purposes of determining (to the reasonable satisfaction of both Parties) the amount of any adjustments which are required to be made pursuant to this Section 7.3(i), and for the purposes of enabling the relevant Party to recover any VAT to which it is entitled to recover. Any such additional amounts in respect of VAT shall be paid no later than the date falling 10 days before the date on which the Party receiving the Termination Fee (or the representative member of the VAT group of which that Party is a member) is liable to account for such VAT (the “Due Date”) or, if later, the date falling five days after the Party receiving the Termination Fee has notified the other Party in writing of the Due Date.

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Article VIII.

MISCELLANEOUS

Section 8.1           No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Transaction, except for: (a) the covenants and agreements of both Parties in Section 5.2(b), Section 7.2, Section 7.3 and this Article VIII; (b) the covenants and agreements of Ensco in Section 1.8 and Section 5.12(d); and (c) any other covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

Section 8.2           Expenses. Except as set forth in Section 7.3, whether or not the Transaction is consummated, all costs and expenses incurred in connection with the Transaction, this Agreement and the transactions contemplated hereby shall be paid by the Party incurring or required to incur such expenses; provided, however, that each of Rowan and Ensco shall pay and bear one-half of all filing fees required under the HSR Act or for the CFIUS Notice or for other antitrust, competition, foreign investment or similar Laws outside of the United States. Except as otherwise provided in this Agreement, all transfer, documentary, sales, use, stamp, registration and other substantially similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (collectively, “Transfer Taxes”) shall be paid by Ensco when due save for any VAT that is due on a Termination Fee to be paid by Rowan, and Ensco shall, at its own expense, file all necessary documentation with respect to all such Transfer Taxes.

Section 8.3           Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

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Section 8.4           Governing Law. This Agreement is to be governed by and construed in accordance with English law. Any matter, claim or dispute arising out of or in connection with this Agreement, whether contractual or non-contractual, is to be governed by and determined in accordance with English law. Notwithstanding the foregoing, any interpretation of the terms “Ensco Material Adverse Effect” or “Rowan Material Adverse Effect” and the determination of whether an Ensco Material Adverse Effect or Rowan Material Adverse Effect has occurred or whether an event, state of facts, circumstance, change, effect, development, occurrence or combination constitutes an Ensco Material Adverse Effect or Rowan Material Adverse Effect shall be construed and determined in accordance with the Laws of the State of Delaware.

Section 8.5           Jurisdiction; Remedies. The courts of England are to have exclusive jurisdiction to settle any dispute, whether contractual or non-contractual, arising out of or in connection with this Agreement. Any proceeding, suit or action arising out of or in connection with this Agreement or the negotiation, existence, validity or enforceability of this Agreement (“Proceedings”) shall be brought only in the courts of England. Each Party waives (and agrees not to raise) any objection, on the ground of forum non conveniens or on any other ground, to the taking of Proceedings in the courts of England. Each Party also agrees that a judgment against it in Proceedings brought in England shall be conclusive and binding upon it and may be enforced in any other jurisdiction. Each Party irrevocably submits and agrees to submit to the jurisdiction of the courts of England. No delay or omission by any Party in exercising any right, power or remedy provided by law or under this Agreement shall (i) affect that right, power or remedy; or (ii) operate as a waiver of it. The single or partial exercise of any right, power or remedy provided by law or under this Agreement shall not preclude any other or further exercise of it or the exercise of any other right, power or remedy. The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law. Without prejudice to any other rights and remedies which either Party may have, each Party acknowledges and agrees that damages may not be an adequate remedy for any breach by either Party of the provisions of this Agreement and either Party shall be entitled to seek the remedies of injunction, specific performance and other equitable remedies (and neither of the Parties shall contest the appropriateness or availability thereof), for any threatened or actual breach of any such provision of this Agreement by either Party and no proof or special damages shall be necessary for the enforcement by either Party of the rights under this Agreement.

Section 8.6           WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING, DIRECTLY OR INDIRECTLY, OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ROWAN OR ENSCO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT THEREOF.

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Section 8.7           Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the Party to be notified; (b) when received when sent by email by the Party to be notified, provided, however, that notice given by email shall not be effective unless either (i) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 8.7 or (ii) the receiving Party delivers a written confirmation of receipt for such notice by email or any other method described in this Section 8.7; or (c) when delivered by a courier (with confirmation of delivery); in each case to the Party to be notified at the following address:

To Rowan:

Rowan Companies plc
2800 Post Oak Blvd., Suite 5450

Houston, Texas 77056-6189

Attention:	Thomas P. Burke
President and Chief Executive Officer

with copies (which shall not constitute notice) to:

Kirkland & Ellis LLP
609 Main Street
Houston, Texas 77002

Attention:	Sean T. Wheeler, P.C.
Douglas E. Bacon, P.C.
Ryan D. Gorsche
Email:	sean.wheeler@kirkland.com
douglas.bacon@kirkland.com
ryan.gorsche@kirkland.com

Kirkland & Ellis International LLP
30 St Mary Ave
London, EC3A 8AF

Attention:	David Higgins
David Holdsworth
Email:	david.higgins@kirkland.com
david.holdsworth@kirkland.com

To Ensco:

Ensco plc
6 Chesterfield Gardens

London, England W1J 5BQ

Attention:	Michael T. McGuinty
Senior Vice President — General Counsel and Secretary

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with copies (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
811 Main Street, Suite 3000
Houston, Texas 77002

Attention:	Tull R. Florey
Email:	tflorey@gibsondunn.com

Slaughter and May
One Bunhill Row
London, United Kingdom EC1Y 8YY

Attention:	Hywel Davies
Christian Boney
Email:	hywel.davies@slaughterandmay.com
christian.boney@slaughterandmay.com

or to such other address as any Party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered. Any Party may notify any other Party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five business days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8           Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by a Party hereto without the prior written consent of the other Party. Subject to the first sentence of this Section 8.8, this Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section 8.8 shall be null and void.

Section 8.9           Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10         Entire Agreement. This Agreement together with the exhibits hereto, schedules hereto and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof, and, subject to Section 5.12, this Agreement is not intended to grant standing to any person other than the Parties hereto.

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Section 8.11         Amendments; Waivers. At any time prior to the Effective Time, whether before or after receipt of the Rowan Shareholder Approval or the passing of the Ensco Shareholder Resolutions, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Rowan and Ensco; provided, however, that after receipt of the Rowan Shareholder Approval or the passing of the Ensco Shareholder Resolutions, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the NYSE require further approval of the Rowan Shareholders or the Ensco Shareholders, as the case may be, the effectiveness of such amendment or waiver shall be subject to the approval of the Rowan Shareholders or the Ensco Shareholders, as the case may be. Notwithstanding the foregoing, no failure or delay by any Party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.12         Headings. Headings of the Articles and Sections of this Agreement are for convenience of the Parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13         No Third-Party Beneficiaries.

(a)          Each of Rowan and Ensco agrees that (i) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other Party hereto, in accordance with and subject to the terms of this Agreement, and (ii) except for the provisions of Section 1.8 and Section 5.12 (the “Third Party Rights Clauses”), this Agreement is not intended to, and does not, confer upon any person other than the Parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

(b)          The Third Party Rights Clauses confer a benefit on the Designated Ensco Directors and the Designated Rowan Directors pursuant to Section 1.8 and the Indemnified Parties pursuant to Section 5.12, in each case, who are not a Party (each for the purposes of this clause, “Third Party”) and, subject to the remaining provisions of this clause, are intended to be enforceable by the Third Party by virtue of the Contracts (Rights of Third Parties) Act 1999.

(c)          The Parties do not intend that any term of this Agreement, apart from the Third Party Rights Clauses which are enforceable by the applicable Third Party, should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a Party.

(d)          Notwithstanding the provisions of clauses (a) and (b) above, save in respect of the Third Party Rights Clauses, this Agreement may be rescinded or varied in any way and at any time by the Parties without the consent of any Third Party.

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Section 8.14         Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. If this Agreement requires the Parties to “agree” or requires an “agreement” between the Parties, such “agreements” must be in writing, unless specifically indicated otherwise. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific Laws or to specific provisions of Laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.

Section 8.15         Definitions.

(a)          General Definitions. References in this Agreement to “Subsidiaries” of any Party means any corporation, partnership, limited liability company, association, trust or other form of legal entity of which (i) more than fifty percent (50%) of the voting power of the outstanding voting securities are on the date hereof directly or indirectly owned by such Party or (ii) such Party or any Subsidiary of such Party is a general partner on the date hereof. References in this Agreement (except as specifically otherwise defined) to “affiliates” means, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. References in this Agreement (except as specifically otherwise defined) to “person” means an individual, a public limited company, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person. As used in this Agreement, “knowledge” means (i) with respect to Rowan and its Subsidiaries, the actual knowledge of the individuals listed on Section 8.15(a) of the Rowan Disclosure Schedule and (ii) with respect to Ensco and its Subsidiaries, the actual knowledge of the individuals listed in Section 8.15(a) of the Ensco Disclosure Schedule. As used in this Agreement, “business day” means any day other than a Saturday, Sunday or other day on which the banks in New York are authorized by Law or executive order to remain closed. As used in this Agreement, a reference to a document being “in the agreed form” means in the form agreed between Ensco and Rowan prior to the date of this Agreement.

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(b)          Certain Specified Definitions. As used in this Agreement:

(i)          “Award Agreement” means any award agreement or other written agreement between Rowan and a Rowan Equity Award holder that governs the terms and conditions of a Rowan Equity Award held by such Rowan Equity Award holder.

(ii)         “Benefit Plan” means an Ensco Benefit Plan or a Rowan Benefit Plan, as applicable.

(iii)        “CFIUS” means the Committee on Foreign Investment in the United States.

(iv)        “CFIUS Clearance” means that any of the following shall have occurred: (i) the 45 day review period under the DPA commencing on the date that the CFIUS Notice is accepted by CFIUS shall have expired and the parties shall have received written notice from CFIUS that such review has been concluded and that either the Transaction does not constitute a “covered transaction” under the DPA or there are no unresolved national security concerns; (ii) an investigation shall have been commenced after such 45 day review period and CFIUS shall have determined to conclude all deliberative action under the DPA without sending a report to the President of the United States, and the parties shall have received written notice from CFIUS that either the Transaction does not constitute a “covered transaction” under the DPA or there are no unresolved national security concerns, and all action under the DPA is concluded with respect to the Transaction; or (iii) CFIUS shall have sent a report to the President of the United States requesting the President’s decision and either (A) the period under the DPA during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the Transaction shall have expired without any such action being threatened, announced or taken or (B) the President shall have announced a decision not to take any action to suspend, prohibit or place any limitations on the Transaction.

(v)         “CFIUS Notice” means a joint voluntary notice with respect to the this Agreement and transactions contemplated hereby prepared by Ensco and Rowan and submitted to CFIUS in accordance with the requirements of the DPA.

(vi)        “Code” means the United States Internal Revenue Code of 1986, as amended.

(vii)        “Collective Bargaining Agreement” means any collective bargaining agreement, labor union contract, trade union agreement, or agreements, customs, practices or arrangements (whether legally binding or not) for collective bargaining or recognition with any trade union, works council, staff association or other representative body.

(viii)       “Companies Act” means the Companies Act 2006.

(ix)         “Corporate Governance Policy” means the Corporate Governance Policy to be adopted by Ensco in accordance with Section 1.8 and appended to this Agreement as Annex III.

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(x)           “Derivative Transaction” means a derivative transaction within the coverage of Statement of Financial Accounting Standard No. 133, including any swap transaction, option, hedge, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral, transportation or other similar arrangements related to such transaction.

(xi)         “DPA” means Section 721 of Title VII of the Defense Production Act of 1950, as amended, including the amendments under the Omnibus Trade and Competitiveness Act of 1988 and the Foreign Investment and National Security Act of 2007 (codified at 50 U.S.C. 4565), the FIRRMA, and including the regulations of CFIUS promulgated thereunder, codified at 31 C.F.R. Part 800, et seq.

(xii)         “DTC” means The Depository Trust Company.

(xiii)        “Ensco Class A Ordinary Shares” means, as the context permits, the Existing Ensco Class A Ordinary Shares or the Consolidated Ensco Shares.

(xiv)       “Ensco Class B Ordinary Shares” means the Class B Ordinary Shares in the share capital of Ensco, each with a nominal value of £1.00 per share.

(xv)        “Ensco Financial Statements” means the consolidated financial statements (including all related notes and schedules thereto) of Ensco included in the Ensco SEC Documents.

(xvi)       “Ensco IT Assets” means the computers, software, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment of Ensco and its Subsidiaries that are required in connection with the current operation of the business of Ensco and its Subsidiaries.

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(xvii)      “Ensco Material Adverse Effect” means an event, state of facts, circumstance, change, effect, development, occurrence or combination of the foregoing that has had, or would be reasonably likely to have, a material adverse effect on (A) the ability of Ensco to consummate the Transaction and the other transactions contemplated by this Agreement or (B) the business, condition (financial or otherwise) or results of operations of Ensco and its Subsidiaries, taken as a whole, excluding for purposes of this clause (B) any effect resulting from or arising out of: (1) changes in general economic, financial or other capital market conditions (including prevailing interest rates and access to capital markets), (2) any changes or developments generally in the industries in which Ensco or any of its Subsidiaries conducts its business, (3) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including, subject to the following proviso, the impact thereof on the relationships, contractual or otherwise, of Ensco or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding by shareholders or otherwise with respect to the Transaction or any of the other transactions contemplated by this Agreement) (provided, however, that the exceptions in this clause (3) shall not apply to any representation or warranty contained in Section 4.2 or Section 4.19 (or any portion thereof) to the extent that the purpose of such representation or warranty (or portion thereof) is to address the consequences resulting from the execution and delivery of this Agreement or the performance of obligations or satisfaction of conditions under this Agreement), (4) any taking of any action at the request of Rowan, (5) any changes or developments in prices for oil, natural gas or other commodities, (6) any adoption, implementation, promulgation, repeal or modification following the date of this Agreement of any rule, regulation, ordinance, Order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, or market administrator, (7) any changes in GAAP or accounting standards following the date of this Agreement, (8) earthquakes, any weather-related event, natural disasters or outbreak or escalation of hostilities or acts of war or terrorism, (9) any failure by Ensco in and of itself to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (9) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, an Ensco Material Adverse Effect so long as it is not otherwise excluded by this definition), or (10) any changes in the share price or trading volume of Ensco Ordinary Shares (provided that the exception in this clause (10) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in, or contributed to, an Ensco Material Adverse Effect so long as it is not otherwise excluded by this definition); except, in each case with respect to clauses (1), (2), (6), (7) and (8) to the extent disproportionately affecting Ensco and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Ensco and its Subsidiaries operate; provided, for the avoidance of doubt, notwithstanding anything to the contrary above, any blowout, spill, explosion, or similar occurrence with respect to any equipment operated by Ensco may be taken into account in determining whether there has been an Ensco Material Adverse Effect. Notwithstanding any of the foregoing, the failure of the Transaction to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code shall not constitute an Ensco Material Adverse Effect.

(xviii)     “Ensco Ordinary Shares” means the Ensco Class A Ordinary Shares and the Ensco Class B Ordinary Shares.

(xix)        “Ensco Permitted Lien” means (A) any Lien for Taxes not yet due or delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (B) vendors’, mechanics’, materialmens’, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the ordinary and usual course of business and consistent with past practice or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof, (C) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions, (D) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (E) Liens relating to intercompany borrowings among Ensco and its wholly owned Subsidiaries, (F) Liens securing interest rate protection agreements or currency rate protection agreements incurred in the ordinary course of business consistent with past practice and not for speculative purposes, (G) banker’s Liens and customary rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depository institution, or (H) other non-monetary Liens that do not, individually or in the aggregate, materially interfere with the present use, or materially detract from the value of, the property encumbered thereby.

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(xx)         “Ensco Shareholder” means a holder of Ensco Class A Ordinary Shares from time to time.

(xxi)        “Ensco Shareholder Resolutions” means the resolutions included in the Proxy Statement to (a) authorize the Board of Directors of Ensco to allot and issue the New Ensco Shares under the Transaction, (b) authorize the Board of Directors of Ensco to effect the Consolidation conditional upon and immediately (or as soon as practicable) following Closing and to deal with fractional entitlements in accordance with the terms of the resolution, (c) authorize the Board of Directors of Ensco to allot and issue up to a nominal amount of Ensco Ordinary Shares representing approximately 33% of the enlarged share capital of Ensco immediately following Closing (whether or not the Consolidation has been approved and effected), and up to a further same nominal amount of Ensco Ordinary Shares in connection with a pre-emptive offering of shares, and (d) authorize the Board of Directors of Ensco to allot and issue up to a nominal amount of Ensco Ordinary Shares representing approximately 5% of the enlarged share capital of Ensco immediately following Closing (whether or not the Consolidation has been approved and effected) for cash on a non-pre-emptive basis.

(xxii)       “Ensco Stock Plans” means, collectively, the Ensco 2012 Long-Term Incentive Plan, the Ensco International Incorporated 2005 Long-Term Incentive Plan, the Pride International, Inc. 1998 Long-Term Incentive Plan, the Pride International, Inc. 2007 Long-Term Incentive Plan, the Atwood Amended and Restated 2007 Long-Term Incentive Plan and any other plans or arrangements of Ensco providing for the compensatory grant of awards of Ensco Ordinary Shares or awards denominated, in whole or in part, in Ensco Ordinary Shares or options, share appreciation rights or similar awards relating to Ensco Ordinary Shares, including any and all such plans of predecessor or acquired entities that have been assumed by Ensco.

(xxiii)      “Ensco Superior Proposal” means a bona fide, unsolicited, written Ensco Takeover Proposal (A) that if consummated would result in (x) a third party acquiring, directly or indirectly, more than 50% of the outstanding Ensco Ordinary Shares or more than 50% of the assets of Ensco and its Subsidiaries, taken as a whole, for consideration consisting of cash and/or securities or (y) a merger, business combination, scheme of arrangement, consolidation, share exchange, recapitalization or similar transaction that results in the shareholders of Ensco immediately prior to such transaction ceasing to own, directly or indirectly, at least 50% of the equity interests in the acquiring, surviving or parent company resulting from such transaction, (B) that the Board of Directors of Ensco determines in good faith, after consultation with its outside financial advisor and outside legal counsel, is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the person making such Ensco Takeover Proposal and (C) that the Board of Directors of Ensco determines in good faith after consultation with its outside financial advisor and outside legal counsel (taking into account any changes to this Agreement proposed by Rowan in response to such Ensco Takeover Proposal, and all financial, legal, regulatory and other aspects of such Ensco Takeover Proposal, including all conditions contained therein and the person making such proposal, and this Agreement), is more favorable from a financial point of view to the Ensco Shareholders than the Transaction.

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(xxiv)     “Ensco Takeover Proposal” means (A) any inquiry, proposal or offer for or with respect to (or expression by or on behalf of any person that it is considering or may engage in) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture, scheme of arrangement or other similar transaction involving Ensco or any of its Subsidiaries whose assets, taken together, constitute 15% or more of Ensco’s consolidated assets, (B) any inquiry, proposal or offer (including tender or exchange offers) to (or expression by any person that it is considering or may seek to) acquire in any manner, directly or indirectly, in one or more transactions, more than 15% of the outstanding Ensco Ordinary Shares or securities of Ensco representing more than 15% of the voting power of Ensco or (C) any inquiry, proposal or offer to (or expression by any person that it is considering or may seek to) acquire in any manner (including the acquisition of equity securities in any Subsidiary of Ensco), directly or indirectly, in one or more transactions, assets or businesses of Ensco or its Subsidiaries, including pursuant to a joint venture, representing more than 15% of the consolidated assets, revenues or net income of Ensco, in each case, other than the Transaction.

(xxv)      “Environmental Law” means any Law relating to the pollution, protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or any exposure to or release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of) any Hazardous Materials, in each case as in effect as of or prior to the Closing Date.

(xxvi)     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(xxvii)    “Existing DU Award” means each award of restricted share units (whether or not deferred) that has been granted to a non-employee member of Rowan’s Board of Directors under the Rowan Stock Plans that is outstanding immediately prior to the Effective Time.

(xxviii)   “Existing Ensco Class A Ordinary Shares” means the Class A ordinary shares in the share capital of Ensco, each with a nominal value of $0.10 per share.

(xxix)       “Existing Option” means each award of share options that has been granted under the Rowan Stock Plans that is outstanding and unexercised immediately prior to the Effective Time.

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(xxx)        “Existing PU Award” means each award of performance units that has been granted under the Rowan Stock Plans that is outstanding immediately prior to the Effective Time.

(xxxi)      “Existing RSU Award” means each award of restricted share units that has been granted under the Rowan Stock Plans that is outstanding immediately prior to the Effective Time.

(xxxii)     “Existing SAR” means each award of share appreciation rights that has been granted under the Rowan Stock Plans that is outstanding and unexercised immediately prior to the Effective Time.

(xxxiii)    “Export Control Laws” means all Laws and regulations related to the regulation of imports, exports, re-exports, transfers, releases, shipments, transmissions or any other provision or receipt of goods, technology, software or services, including (a) the United States International Traffic in Arms Regulations administered by the United States State Department’s Directorate of Defense Trade Controls; (b) the Export Administration Regulations administered by the United States Commerce Department (including the antiboycott regulations administered by the Office of Antiboycott Compliance); (c) nuclear export regulations administered by the United States Nuclear Regulatory Commission and the United States Department of Energy; (d) United States customs regulations administered by the United States Customs and Border Protection; (e) the EU Dual-Use Regulation, Council Regulation (EC) No 428/2009 (and associated amendments); and (f) all other applicable import and export controls in the countries in which the Party conducts business.

(xxxiv)    “FIRRMA” means the 2018 Foreign Investment Risk Review Modernization Act.

(xxxv)     “good and defensible title” means such title that is free from reasonable doubt to the end that a prudent person with knowledge of all of the facts and their legal bearing would be willing to accept the same acting reasonably.

(xxxvi)      “Hazardous Materials” means all substances, materials or wastes for which liability or standards of conduct may be imposed under any Environmental Law, including any substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or defined as such by, or regulated as such under, any Environmental Law, including any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), petroleum or natural gas hydrocarbons or any liquid or fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, lead paint, any hazardous, industrial or solid waste, and any toxic, radioactive or hazardous substance, material or agent.

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(xxxvii)     “Intervening Event”, with respect to Rowan or Ensco, as applicable, means a material event, fact, circumstance, development or occurrence that is not known or reasonably foreseeable by Rowan’s Board of Directors or Ensco’s Board of Directors (as applicable) as of the date of this Agreement (or, if known, the magnitude or consequences of which were not known or reasonably foreseeable by Rowan’s Board of Directors or Ensco’s Board of Directors (as applicable) as of the date of this Agreement), which event, fact, circumstance, development, occurrence, magnitude or consequence becomes known to or by Rowan’s Board of Directors or Ensco’s Board of Directors (as applicable) prior to the Rowan Shareholder Approval being obtained or the passing of the resolution referred to in clause (a) of the definition of the Ensco Shareholder Resolutions (as applicable). Notwithstanding the foregoing, in no event shall any of the following constitute an Intervening Event that would permit a Rowan Adverse Recommendation Change under Section 5.3(e): (i) the receipt, existence of or terms of any Rowan Takeover Proposal or any inquiry relating thereto or the consequences thereof; (ii) any change in the price or trading volume of Rowan Ordinary Shares or Ensco Class A Ordinary Shares (it being acknowledged, however, that any underlying cause thereof may be taken into account for purposes of determining whether an Intervening Event has occurred); (iii) any event, fact, circumstance, development, occurrence, magnitude or consequence that has had or would reasonably be expected to have an adverse effect on the business or financial condition of Ensco or any of its Subsidiaries unless such event, fact, circumstance, development, occurrence, magnitude or consequence constitutes an Ensco Material Adverse Effect; and (iv) Rowan or Ensco meeting, failing to meet or exceeding projections (it being acknowledged, however, that any underlying cause thereof may be taken into account for purposes of determining whether an Intervening Event has occurred). Further notwithstanding the foregoing, in no event shall any of the following constitute an Intervening Event that would permit an Ensco Adverse Recommendation Change under Section 5.4(e): (i) the receipt, existence of or terms of any Ensco Takeover Proposal or any inquiry relating thereto or the consequences thereof; (ii) any change in the price or trading volume of Rowan Ordinary Shares or Ensco Class A Ordinary Shares (it being acknowledged, however, that any underlying cause thereof may be taken into account for purposes of determining whether an Intervening Event has occurred); (iii) any event, fact, circumstance, development, occurrence, magnitude or consequence that has had or would reasonably be expected to have an adverse effect on the business or financial condition of Rowan or any of its Subsidiaries constitute an Intervening Event unless such event, fact, circumstance, development, occurrence, magnitude or consequence constitutes a Rowan Material Adverse Effect; and (iv) Rowan or Ensco meeting, failing to meet or exceeding projections (it being acknowledged, however, that any underlying cause thereof may be taken into account for purposes of determining whether an Intervening Event has occurred).

(xxxviii)   “Key Employee” means with respect to Ensco or Rowan, any executive officer of such Party or any employee of such Party that reports directly to the board of directors of such Party or to the Chief Executive Officer or Chief Operating Officer of such Party.

(xxxix)     “New Ensco Shares” means the new Ensco Class A Ordinary Shares to be issued credited as fully paid to Rowan Shareholders pursuant to the Transaction.

(xl)          “Order” means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative and whether formal or informal.

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(xli)        “Permitted Refinancing Debt” means any modification, extension, refinancing, renewal or replacement of the Rowan 2019 Senior Notes (“new Debt”) to the extent that (i) such new Debt constitutes “Permitted Refinancing Debt” as defined in the Rowan 2018 Credit Agreement as in effect on the date hereof, (ii) the terms of such new Debt (or the documents governing such new Debt) do not provide for any default or event of default, change of control put or any other mandatory prepayment (including any acceleration of such new Debt) that, in each case, would occur upon the consummation of (or as a result of) the Transaction and (iii) the terms of such new Debt (or the documents governing such new Debt) do not contain any financial maintenance covenants or any limitations on the ability of Rowan or its Subsidiaries to make dividends or distributions, and otherwise satisfy the requirements set forth on Section 8.15(b) of the Rowan Disclosure Schedule.

(xlii)       “Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, or leaching of Hazardous Materials into the environment (including ambient air, surface water, groundwater and surface or subsurface strata).

(xliii)      “Relevant Authority” means the United States Department of Justice, the U.S. Federal Trade Commission, and any United States, foreign or supranational, federal, state or local governmental commission, board, body, bureau, or other regulatory authority, agency, including courts and other judicial bodies, or any competition, antitrust or supervisory body, central bank or other governmental, trade or regulatory agency or body, securities exchange or any self-regulatory body or authority.

(xliv)      “Rights” means rights granted in accordance with a Rights Plan for the purposes of article 6.4 of the Rowan Articles of Association.

(xlv)       “Rights Plan” means a shareholder rights plan for the purposes of article 6.3 of the Rowan Articles of Association.

(xlvi)       “Rowan 2018 Credit Agreement” means that certain Credit Agreement dated as of May 22, 2018 among Rowan Holdings Luxembourg S.à r.l., as borrower, Rowan Companies plc, as parent, the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent.

(xlvii)     “Rowan 2019 Senior Notes” means those senior notes due 2019, issued pursuant to that certain First Supplemental Indenture, dated as of July 2009, by and between Rowan Companies, Inc. and U.S. Bank National Association, as trustee.

(xlviii)    “Rowan Class B Shares” means the Class B ordinary shares in the share capital of Rowan, each with a nominal value £1.00 per share.

(xlix)       “Rowan Financial Statements” means the consolidated financial statements (including all related notes and schedules thereto) of Rowan included in the Rowan SEC Documents.

(l)           “Rowan GM” means the general meeting of the Rowan Shareholders (and any adjournment or postponement thereof) to be convened in connection with the Scheme of Arrangement, expected to be convened as soon as the preceding Scheme Meeting shall have been concluded or adjourned or postponed (it being understood that if the Scheme Meeting is adjourned or postponed, the Rowan GM shall be correspondingly adjourned).

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(li)          “Rowan IT Assets” means the computers, software, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment of Rowan and its Subsidiaries that are required in connection with the current operation of the business of Rowan and its Subsidiaries.

(lii)         “Rowan Material Adverse Effect” means an event, state of facts, circumstance, change, effect, development, occurrence or combination of the foregoing that has had, or would be reasonably likely to have, a material adverse effect on (A) the ability of Rowan to consummate the Transaction and the other transactions contemplated by this Agreement or (B) the business, condition (financial or otherwise) or results of operations of Rowan and its Subsidiaries, taken as a whole, excluding for purposes of this clause (B) any effect resulting from or arising out of: (1) changes in general economic, financial or other capital market conditions (including prevailing interest rates and access to capital markets), (2) any changes or developments generally in the industries in which Rowan or any of its Subsidiaries conducts its business, (3) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including, subject to the following proviso, the impact thereof on the relationships, contractual or otherwise, of Rowan or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding by shareholders or otherwise with respect to the Transaction or any of the other transactions contemplated by this Agreement) (provided, however, that the exceptions in this clause (3) shall not apply to any representation or warranty contained in Section 3.2 or Section 3.19 (or any portion thereof) to the extent that the purpose of such representation or warranty (or portion thereof) is to address the consequences resulting from the execution and delivery of this Agreement or the performance of obligations or satisfaction of conditions under this Agreement), (4) any taking of any action at the request of Ensco, (5) any changes or developments in prices for oil, natural gas or other commodities, (6) any adoption, implementation, promulgation, repeal or modification following the date of this Agreement of any rule, regulation, ordinance, Order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, or market administrator, (7) any changes in GAAP or accounting standards following the date of this Agreement, (8) earthquakes, any weather-related event, natural disasters or outbreak or escalation of hostilities or acts of war or terrorism, (9) any failure by Rowan in and of itself to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (9) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Rowan Material Adverse Effect so long as it is not otherwise excluded by this definition), or (10) any changes in the share price or trading volume of Rowan Ordinary Shares (provided that the exception in this clause (10) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in, or contributed to, a Rowan Material Adverse Effect so long as it is not otherwise excluded by this definition); except, in each case with respect to clauses (1), (2), (6), (7) and (8) to the extent disproportionately affecting Rowan and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Rowan and its Subsidiaries operate; provided that, for the avoidance of doubt, notwithstanding anything to the contrary above, any blowout, spill, explosion, or similar occurrence with respect to any equipment operated by Rowan may be taken into account in determining whether there has been a Rowan Material Adverse Effect. Notwithstanding any of the foregoing, the failure of the Transaction to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code shall not constitute a Rowan Material Adverse Effect.

102

(liii)        “Rowan Ordinary Shares” means the Class A ordinary shares in the share capital of Rowan, each with a nominal value $0.125 per share.

(liv)        “Rowan Permitted Liens” means (A) any Lien for Taxes not yet due or delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (B) vendors’, mechanics’, materialmens’, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the ordinary and usual course of business and consistent with past practice or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof, (C) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions, (D) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (E) Liens relating to intercompany borrowings among Rowan and its wholly owned Subsidiaries, (F) Liens securing interest rate protection agreements or currency rate protection agreements incurred in the ordinary course of business consistent with past practice and not for speculative purposes, (G) banker’s Liens and customary rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depository institution, or (H) other non-monetary Liens that do not, individually or in the aggregate, materially interfere with the present use, or materially detract from the value of, the property encumbered thereby.

(lv)         “Rowan Protection Plan” means the Rowan Companies plc Protection Plan, effective as of October 7, 2018.

(lvi)        “Rowan Retention Program” means the Rowan Companies plc Retention Program, effective as of October 7, 2018, and all bonus agreements made thereunder.

(lvii)       “Rowan Shareholder” means a holder of Rowan Ordinary Shares from time to time.

(lviii)      “Rowan Shareholder Approval” means (i) the approval of the Scheme of Arrangement by a resolution of a majority in number of the Rowan Shareholders representing three-fourths (75%) or more in value of the Rowan Ordinary Shares held by such holders, in each case present and voting either in person or by proxy, at the Scheme Meeting (or at any adjournment or postponement of such meeting) and (ii) the Rowan Shareholder Resolutions being duly passed by the requisite majority of Rowan Shareholders at the Rowan GM (or at any adjournment or postponement of such meeting).

103

(lix)         “Rowan Shareholder Resolutions” means the resolutions to alter the Rowan Articles of Association and such other matters as may be necessary to facilitate the implementation of the Transaction and/or the Scheme of Arrangement.

(lx)          “Rowan Stock Plans” means, collectively, the Amended and Restated 2013 Rowan Incentive Plan, the 2013 Rowan Incentive Plan, as amended, the 2009 Rowan Incentive Plan, as amended, the 2005 Rowan Long-Term Incentive Plan, as amended, and any other plans or arrangements of Rowan providing for the compensatory grant of awards of Rowan Ordinary Shares or awards denominated, in whole or in part, in Rowan Ordinary Shares or options, share appreciation rights or similar awards relating to Rowan Ordinary Shares, including any and all such plans of predecessor or acquired entities that have been assumed by Rowan.

(lxi)         “Rowan Subscriber Shares” means the Subscriber Shares in the share capital of Rowan, each with a nominal value £1 per share.

(lxii)        “Rowan Superior Proposal” means a bona fide, unsolicited, written Rowan Takeover Proposal (A) that if consummated would result in (x) a third party acquiring, directly or indirectly, more than 50% of the outstanding Rowan Ordinary Shares or more than 50% of the assets of Rowan and its Subsidiaries, taken as a whole, for consideration consisting of cash and/or securities or (y) a merger, business combination, scheme of arrangement, consolidation, share exchange, recapitalization or similar transaction that results in the shareholders of Rowan immediately prior to such transaction ceasing to own, directly or indirectly, at least 50% of the equity interests in the acquiring, surviving or parent company resulting from such transaction, (B) that the Board of Directors of Rowan determines in good faith, after consultation with its outside financial advisor and outside legal counsel, is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the person making such Rowan Takeover Proposal and (C) that the Board of Directors of Rowan determines in good faith after consultation with its outside financial advisor and outside legal counsel (taking into account any changes to this Agreement proposed by Ensco in response to such Rowan Takeover Proposal, and all financial, legal, regulatory and other aspects of such Rowan Takeover Proposal, including all conditions contained therein and the person making such proposal, and this Agreement), is more favorable from a financial point of view to the Rowan Shareholders than the Transaction.

(lxiii)       “Rowan Takeover Proposal” means (A) any inquiry, proposal or offer for or with respect to (or expression by or on behalf of any person that it is considering or may engage in) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture, scheme of arrangement or other similar transaction involving Rowan or any of its Subsidiaries whose assets, taken together, constitute 15% or more of Rowan’s consolidated assets, (B) any inquiry, proposal or offer (including tender or exchange offers) to (or expression by any person that it is considering or may seek to) acquire in any manner, directly or indirectly, in one or more transactions, more than 15% of the outstanding Rowan Ordinary Shares or securities of Rowan representing more than 15% of the voting power of Rowan or (C) any inquiry, proposal or offer to (or expression by any person that it is considering or may seek to) acquire in any manner (including the acquisition of equity securities in any Subsidiary of Rowan), directly or indirectly, in one or more transactions, assets or businesses of Rowan or its Subsidiaries, including pursuant to a joint venture, representing more than 15% of the consolidated assets, revenues or net income of Rowan, in each case, other than the Transaction.

104

(lxiv)       “Scheme Meeting” means such meeting(s) of the Rowan Shareholders as the Court may direct in relation to the Scheme of Arrangement.

(lxv)        “Scheme of Arrangement” means the proposed scheme of arrangement of Rowan under Part 26 of the Companies Act to effect the Transaction pursuant to this Agreement, in all material respects in the form set out in Annex II subject to any amendment thereof that the Parties agree in accordance with Section 5.8(b).

(lxvi)       “Tax” or “Taxes” means any and all federal, state, local or foreign taxes, imposts, levies, duties, fees or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, and other taxes of any kind whatsoever, including any and all interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity with respect thereto.

(lxvii)      “Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, or declaration of estimated Taxes (and including any amendments with respect thereto).

(lxviii)     “Trade Sanctions” means economic or trade sanctions administered by OFAC, the U.S. Department of State, the United Nations Security Council, the European Union, or Her Majesty’s Treasury.

(lxix)        “Treasury Regulations” means the regulations (including temporary regulations) promulgated by the U.S. Department of Treasury with respect to the Code.

(lxx)         “VAT” means (A) any Tax imposed in compliance with the council directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112), (B) to the extent not included in clause (A), any value added tax imposed by Value Added Tax Act 1994 and legislation and regulations supplemental thereto, and (C) any other Tax of a similar nature to the Taxes referred to in clauses (A) or (B), whether imposed in a member state of the EU in substitution for, or levied in addition to, the Taxes referred to in clauses (A) or (B) or imposed elsewhere.

(lxxi)        “Willful Breach” means a breach that is a consequence of an act or omission undertaken by the breaching Party with the knowledge that the taking of, or failure to take, such act would, or would reasonably be expected to, cause or constitute a material breach of this Agreement; it being acknowledged and agreed, without limitation, that any failure by any party to consummate the Transaction and the other transactions contemplated by this Agreement in accordance with the terms of this Agreement after the applicable conditions thereto have been satisfied or waived shall constitute a Willful Breach of this Agreement.

[SIGNATURE PAGE FOLLOWS]

105

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

ENSCO PLC

By:
	Name:	Carl G. Trowell
	Title:	President and Chief Executive Officer

ROWAN COMPANIES PLC

By:
	Name:	Thomas P. Burke
	Title:	President and Chief Executive Officer

[Signature Page to Transaction Agreement]

ANNEX I
INDEX OF DEFINED TERMS

Action	Section 5.12(b)
affiliates	Section 8.15(a)
Agreement	Preamble
Antitrust Laws	Section 5.9(b)
ARO JV	Section 3.1(d)
Assumed CiC Agreements	Section 5.23
Award Agreement	Section 8.15(b)(i)
Benefit Plan	Section 8.15(b)(ii)
Bribery Act	Section 3.21
business day	Section 8.15(a)
CEO Employment Agreement	Recitals
CFIUS	Section 8.15(b)(iii)
CFIUS Clearance	Section 8.15(b)(iv)
CFIUS Notice	Section 8.15(b)(v)
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 8.15(b)(vi)
Collective Bargaining Agreement	Section 8.15(b)(vii)
Companies Act	Section 8.15(b)(viii)
Conditions	Section 5.18(e)(ii)
Confidentiality Agreement	Section 5.2(b)
Consolidation	Recitals
Contract	Section 3.19
control	Section 8.15(a)
Converted DU Award	Section 2.3(e)
Corporate Governance Policy	Section 8.15(b)(ix)
Court	Section 1.3
Court Documentation	Section 5.5(a)(v)
Court Order	Section 1.3
Derivative Transaction	Section 8.15(b)(x)
Designated Ensco Directors	Section 1.4(a)
Designated Rowan Directors	Section 1.4(a)
DPA	Section 8.15(b)(xi)
DTC	Section 8.15(b)(xii)
Due Date	Section 7.3(i)
Effective Time	Section 1.3

Annex I - 1

End Date	Section 7.1(b)
Ensco	Preamble
Ensco 401(k) Plan	Section 5.21(c)
Ensco Acceptable Confidentiality Agreement	Section 5.4(b)
Ensco Adverse Recommendation Change	Section 5.4(d)
Ensco Approvals	Section 4.2(b)
Ensco Articles of Association	Section 1.4(d)
Ensco Benefit Plan	Section 4.16(a)
Ensco Board Recommendation	Section 4.2(a)
Ensco Class A Ordinary Shares	Section 8.15(b)(xiii)
Ensco Class B Ordinary Shares	Section 8.15(b)(xiv)
Ensco Disclosure Schedule	Article IV
Ensco Employee	Section 4.15(a)
Ensco Equity Awards	Section 4.1(c)
Ensco Financial Statements	Section 8.15(b)(xv)
Ensco Fleet Report	Section 4.13(a)
Ensco Intellectual Property	Section 4.11(a)
Ensco IT Assets	Section 8.15(b)(xvi)
Ensco Leased Real Property	Section 4.12(a)
Ensco Material Adverse Effect	Section 8.15(b)(xvii)
Ensco Material Contracts.	Section 4.19
Ensco Material Subsidiaries	Section 4.1(b)
Ensco Ordinary Shares	Section 8.15(b)(xviii)
Ensco Organizational Documents	Section 4.1(b)
Ensco Permits	Section 4.6(b)
Ensco Permitted Lien	Section 8.15(b)(xix)
Ensco SEC Documents	Section 4.3(a)
Ensco Shareholder	Section 8.15(b)(xx)
Ensco Shareholder Meeting	Section 5.7(b)
Ensco Shareholder Resolutions	Section 8.15(b)(xxi)
Ensco Stock Plans	Section 8.15(b)(xxii)
Ensco Superior Proposal	Section 8.15(b)(xxiii)
Ensco Takeover Proposal	Section 8.15(b)(xxiv)
Ensco Transaction Documents	Section 4.2(a)
Environmental Law	Section 8.15(b)(xxv)
ERISA	Section 8.15(b)(xxvi)
Exchange Act	Section 3.2(b)
Exchange Ratio	Section 2.2(a)
Executive Chairman Agreement	Recitals
Existing DU Award	Section 8.15(b)(xxvii)
Existing Ensco Class A Ordinary Shares	Section 8.15(b)(xxviii)
Existing Option	Section 8.15(b)(xxix)
Existing PU Award	Section 8.15(b)(xxx)
Existing RSU Award	Section 8.15(b)(xxxi)

Annex I - 2

Existing SAR	Section 8.15(b)(xxxii)
Export Control Laws	Section 8.15(b)(xxxiii)
FCPA	Section 3.21
FIRRMA	Section 8.15(b)(xxxiv)
Foreign Investment Laws	Section 5.9(b)
Forms of Proxy	Section 5.5(a)(v)
GAAP	Section 3.3(b)
good and defensible title	Section 8.15(b)(xxxv)
Governance Period	Section 1.8(b)
Governmental Entity	Section 3.2(b)
Hazardous Materials	Section 8.15(b)(xxxvi)
HSR Act	Section 3.2(b)
Indemnified Party	Section 5.12(b)
Intervening Event	Section 8.15(b)(xxxvii)
Key Employee	Section 8.15(b)(xxxviii)
knowledge	Section 8.15(a)
Law or Laws	Section 3.6(a)
Lien	Section 3.2(c)
Maximum Amount	Section 5.12(c)
New Ensco Shares	Section 8.15(b)(xxxix)
NYSE	Section 3.2(b)
OFAC	Section 3.22(a)
Offer	Section 5.18(a)
Offer Document	Section 5.18(b)
Order	Section 8.15(b)(xl)
Parties	Preamble
Permits	Section 4.6(b)
Permitted Refinancing Debt	Section 8.15(b)(xli)
person	Section 8.15(a)
Post-Closing Benefits Program	Section 5.21(a)
Proceedings	Section 8.5
Proxy Statement	Section 5.7(a)
Qualified Plan	Section 3.16(b)
Registration Statement	Section 5.18(d)
Release	Section 8.15(b)(xlii)
Relevant Authority	Section 8.15(b)(xliii)
Remaining Stock Plan Shares	Section 2.3(h)
Remedies Exceptions	Section 3.2(a)
Representatives	Section 5.3(a)
Rights	Section 8.15(b)(xliv)
Rights Plan	Section 8.15(b)(xlv)
Rowan	Preamble
Rowan 2018 Credit Agreement	Section 8.15(b)(xlvi)

Annex I - 3

Rowan 2019 Senior Notes	Section 8.15(b)(xlvii)
Rowan 401(k) Plan	Section 5.21(c)
Rowan Acceptable Confidentiality Agreement	Section 5.3(b)
Rowan Adverse Recommendation Change	Section 5.3(d)
Rowan Approvals	Section 3.2(b)
Rowan Articles of Association	Section 3.1(b)
Rowan Benefit Plan	Section 3.16(a)
Rowan Board Recommendation	Section 3.2(a)
Rowan Class B Shares	Section 8.15(b)(xlviii)
Rowan Disclosure Schedule	Article III
Rowan Employee	Section 3.15(a)
Rowan Equity Awards	Section 2.3(g)
Rowan Financial Statements	Section 8.15(b)(xlix)
Rowan Fleet Report	Section 3.13(a)
Rowan GM	Section 8.15(b)(l)
Rowan Intellectual Property	Section 3.11(a)
Rowan IT Assets	Section 8.15(b)(li)
Rowan Leased Real Property	Section 3.12(a)
Rowan Material Adverse Effect	Section 8.15(b)(lii)
Rowan Material Contracts.	Section 3.19
Rowan Material Subsidiaries	Section 3.1(b)
Rowan Ordinary Shares	Section 8.15(b)(liii)
Rowan Organizational Documents	Section 3.1(b)
Rowan Permits	Section 3.6(b)
Rowan Permitted Liens	Section 8.15(b)(liv)
Rowan Protection Plan	Section 8.15(b)(lv)
Rowan Retention Program	Section 8.15(b)(lvi)
Rowan SEC Documents	Section 3.3(a)
Rowan Shareholder	Section 8.15(b)(lvii)
Rowan Shareholder Approval	Section 8.15(b)(lviii)
Rowan Shareholder Resolutions	Section 8.15(b)(lix)
Rowan Stock Plans	Section 8.15(b)(lx)
Rowan Subscriber Shares	Section 8.15(b)(lxi)
Rowan Superior Proposal	Section 8.15(b)(lxii)
Rowan Takeover Proposal	Section 8.15(b)(lxiii)
Rowan Transaction Documents	Section 3.2(a)
Sarbanes-Oxley Act	Section 3.3(a)
Scheme Document	Section 5.5(a)(i)

Annex I - 4

Scheme Meeting	Section 8.15(b)(lxiv)
Scheme of Arrangement	Section 8.15(b)(lxiv)
Scheme Supplemental Document	Section 5.5(a)(v)
SDRT	Section 5.17
SEC	Section 3.1(b)
Securities Act	Section 3.2(b)
Subsidiaries	Section 8.15(a)
Tax or Taxes	Section 8.15(b)(lxvi)
Tax Return	Section 8.15(b)(lxvii)
Termination Date	Section 5.1(a)
Termination Fee	Section 7.3(g)
Third Party	Section 8.13(b)
Third Party Rights Clause	Section 8.13(a)
Trade Sanctions	Section 8.15(b)(lxviii)
Transaction	Recitals
Transfer Taxes	Section 8.2
Treasury Regulations	Section 8.15(b)(lxix)
VAT	Section 8.15(b)(lxx)
Willful Breach	Section 8.15(b)(lxxi)

Annex I - 5

ANNEX II
FORM OF SCHEME OF ARRANGEMENT

[Attached.]

Annex II - 1

Final Form

IN THE HIGH COURT OF JUSTICE
BUSINESS AND PROPERTY COURTS
OF ENGLAND AND WALES
COMPANIES COURT (ChD)

No. CR-[         ]-[         ]

IN THE MATTER of ROWAN COMPANIES PLC

and

IN THE MATTER OF THE COMPANIES ACT 2006

SCHEME OF ARRANGEMENT1
(under Part 26 of the Companies Act 2006)

between

ROWAN COMPANIES PLC

AND

THE SCHEME SHAREHOLDERS
(as hereinafter defined)

PRELIMINARY

(A)	In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

“business day”	means a day, (other than a Saturday or Sunday) on which (i) the New York Stock Exchange is open for the transaction of business and (ii) clearing banks in London and New York are generally open for normal business;

[1]	Note to Draft: Alternative drafting included in this agreed form scheme of arrangement to cater for different potential acquiring entities for the Rowan shares as per the Transaction Agreement – necessary amendments will be made to reflect the finalised transaction structure following signing of the Transaction Agreement (but before the proxy statement is despatched).

It is currently expected that the Consolidation will be implemented immediately following the Scheme Effective Time. If, however, the parties agree that Ensco shall implement the Consolidation prior to the Scheme Effective Time, this document shall be updated prior to the despatch of the scheme document and proxy statement to reflect the effect of the Consolidation on the New Ensco Shares to be allotted and issued to the Scheme Shareholders pursuant to Section [2.2(d)] of the Transaction Agreement.

Annex II - 2

“Cede Shares”	means the Scheme Shares in respect of which Cede & Co., an entity acting as nominee for DTC, is the registered holder;

“Companies Act”	means the Companies Act 2006, as amended from time to time;

“Consolidated Ensco Share”	has the meaning set out in the Recitals to this Scheme;

“Consolidation”	has the meaning set out in the Recitals to this Scheme;

“Consolidation Date”	has the meaning set out in clause 2(A) of this Scheme;

“Court”	means the High Court of Justice in England and Wales;

“Court Hearing”	means the hearing by the Court to sanction the Scheme under Part 26 of the Companies Act;

“Court Meeting”	means the meeting of Scheme Shareholders (and any adjournment thereof) convened pursuant to an order of the Court pursuant to section 896 of the Companies Act for the purpose of considering and, if thought fit, approving (with or without modification) this Scheme;

“Court Order”	means the order of the Court sanctioning this Scheme;

“CS Depositary”	has the meaning given to it in clause 1(B)(i)(c) of this Scheme;

“DR Nominee”	means [Computershare DR Nominees Limited] or such other company falling within Section 67(6) and Section 93(3) of the Finance Act 1986 as Ensco may in its sole discretion appoint;

“DTC”	means The Depositary Trust Company, a wholly owned subsidiary of The Depositary Trust and Clearing Corporation;

“DTC Participant”	means a person who has an account with DTC;

“Effective Date”	means the date on which this Scheme becomes effective in accordance with its terms;

“Ensco”	means Ensco plc, a company incorporated in England and Wales with registered number 07023598;

“Ensco Board”	means the board of directors of Ensco;

“Ensco Group”	means Ensco and its subsidiaries and subsidiary undertakings from time to time;

Annex II - 3

“Ensco Shares”	means class A ordinary shares of $0.10 each in the capital of Ensco including, subject to and with effect from the Scheme becoming effective, the New Ensco Shares;

“Ensco Shareholders”	means the holders of the Ensco Shares from time to time;

“Exchange Agent”	means [Computershare Trust Company, N.A.] [or such other exchange agent as Ensco may in its sole discretion appoint];

“Excluded Shares”	means, if any, Rowan Class A Ordinary Shares held or beneficially owned by any member of the Ensco Group (or their nominees) or held by Rowan in treasury at any relevant date or time;

“holder”	means a registered holder and includes any person(s) entitled by transmission;

“New Ensco Shares”	means the new Ensco Shares to be issued to Scheme Shareholders pursuant to this Scheme;

“Residual Shares”	means the Scheme Shares excluding the Cede Shares;

“Rowan”	means Rowan Companies PLC, a company incorporated in England and Wales with registered number 07805263;

“Rowan Class A Ordinary Shares”	means the class A ordinary shares of $0.125 each in the capital of Rowan;

“Rowan Class B Ordinary Shares”	means the class B ordinary shares of £1.00 each in the capital of Rowan;

“Rowan Shareholders”	means the holders of Rowan Class A Ordinary Shares from time to time;

“Scheme”	means this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Rowan and Ensco;

“Scheme Effective Time”	means the time on the Effective Date at which the Scheme becomes effective in accordance with its terms;

“Scheme Record Time”	means 6.00 p.m. on the business day [immediately after] the Court Hearing;

Annex II - 4

“Scheme Shareholders”	means holders of Scheme Shares whose names appear in the register of members of Rowan at the Scheme Record Time;

“Scheme Shares”	means the Rowan Class A Ordinary Shares:

(i)	in issue at the date of this document;

(ii)	(if any) issued after the date of this document and prior to the Voting Record Time; and

(iii)	(if any) issued at or after the Voting Record Time and prior to the Scheme Record Time in respect of which the original or any subsequent holder thereof shall be bound by this Scheme or shall by such time have agreed in writing to be bound by this Scheme, and remaining in issue at the Scheme Record Time, but excluding any Excluded Shares;

“subsidiary”	has the meaning given to it in the Companies Act;

“subsidiary undertaking”	has the meaning given to it in the Companies Act;

“Voting Record Time”	means [6.00 p.m. on the day which is two days prior to the date of the Court Meeting or, if the Court Meeting is adjourned, 6.00 p.m. on the day which is two days before the day of such adjourned meeting].

(A)	“US dollar” or “$” means the lawful currency of the United States.

(B)	References to clauses and sub-clauses are to clauses and sub-clauses of this Scheme and references to time are to London time.

(C)	The issued share capital of Rowan at the close of business on [•] (being the last practicable date prior to the publication of this document) consists of [•] Rowan Class A Ordinary Shares and [50,000] Rowan Class B Ordinary Shares, all of which are credited as fully paid. This Scheme shall apply in respect of all of the Rowan Class A Ordinary Shares save for the Excluded Shares. For the avoidance of doubt, the Scheme shall not apply in respect of the Rowan Class B Ordinary Shares, all of which are currently held by Rowan Companies, Inc. (being a wholly-owned subsidiary of Rowan).

(D)	The issued share capital of Ensco at the close of business on [•] (being the last practicable date prior to the publication of this document) is $[•] divided into [•] class A ordinary shares of $0.10 each and [50,000] class B ordinary shares of £1 each, all of which are credited as fully paid.

(E)	[As at [•], no member of the Ensco Group held or beneficially owned any Rowan Shares.]

Annex II - 5

(F)	Ensco has agreed to appear by Counsel at the hearing to sanction this Scheme and to undertake to the Court to be bound by the provisions of this Scheme and to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it to give effect to this Scheme.

(G)	The Ensco Board has approved a consolidation of Ensco Shares (including the New Ensco Shares and all fractional entitlements thereto) whereby, subject to the approval of Ensco Shareholders and the subsequent confirmation of the Ensco Board (or of a duly authorised officer on behalf of the Ensco Board) and, if so approved and confirmed, thereafter conditional upon and effective immediately (or as soon as practicable) following the Scheme Effective Time, every [•] issued Ensco Shares (including the New Ensco Shares) shown in the register of members of Ensco immediately following the updating of such register to give effect to the provisions of the Scheme will be consolidated into [•] Class A ordinary share[s] each with a nominal value of $[•] per share (each a “Consolidated Ensco Share”) and all fractional entitlements to New Ensco Shares shall at the same time be aggregated and consolidated in the same proportion (the “Consolidation”).

THE SCHEME

1.	Transfer of Scheme Shares

(A)	Upon and with effect from the Scheme Effective Time, Ensco and/or a DR Nominee shall, in accordance with sub-clause 1(B), acquire all the Scheme Shares with full title guarantee, free from all liens, equities, charges, encumbrances and other interests, and together with all rights at the Scheme Effective Time or thereafter attached thereto, including voting rights and the right to receive and retain all dividends and other distributions (if any) made, paid or declared after the Scheme Effective Time with a record date on or after the Effective Date.

(B)	For the purposes of such acquisition:[2]

(i)	the Cede Shares shall be transferred at Ensco’s election either to:

(a)	Ensco; and/or

(b)	a DR Nominee, as nominee for [Computershare Trustees (Jersey) Limited] (the “CS Depositary”), by means of a form of transfer and the CS Depositary shall issue depositary receipts in respect of such to [Computershare Trust Company, N.A. to be held on bare trust for] Ensco;

(ii)	the Residual Shares shall be transferred to Ensco by means of a separate form of transfer; and

[2]	Note to Draft: Computershare to advise on whether the depositary receipts will be (i) issued to Ensco or (ii) held by another Computershare entity on bare trust for Ensco.
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(iii)	in order to give effect to such transfers any person may be appointed by Ensco as attorney and shall be authorised as such attorney on behalf of the holder of Scheme Shares concerned to execute and deliver as transferor such forms of transfer or other instruments or instructions of transfer, and every form, instrument or instruction of transfer so executed or instruction given shall be effective as if it had been executed or given by the holder or holders of the Scheme Shares thereby transferred (and neither legal nor beneficial title to the Scheme Shares shall be transferred to Ensco and/or the DR Nominee prior to the execution of the forms of transfer mentioned above).

(C)	With effect from the Scheme Effective Time and pending the registration of Ensco and/or a DR Nominee as the holder of any Scheme Share to be transferred pursuant to sub-clauses 1(A) and 1(B):

(i)	Ensco shall be irrevocably appointed by each Scheme Shareholder as its attorney and/or agent and shall be entitled to exercise any voting rights and any or all other rights and privileges (including the right to requisition the convening of a general meeting of Rowan or of any class of its shareholders) attaching to the Scheme Shares;

(i)	each Scheme Shareholder authorises Rowan and/or its agents to send any notice, circular, warrant, document or other communication which may be required to be sent to such Scheme Shareholder as a member of Rowan in respect of their Scheme Shares to Ensco at its registered office;

(ii)	each Scheme Shareholder irrevocably appoints Ensco and/or any one or more of its directors to sign on behalf of such Scheme Shareholder such documents, and do such things, as may in the opinion of Ensco and/or any one or more of its directors be necessary or desirable in connection with the exercise of any votes or other rights or privileges attaching to the relevant Scheme Shares (including, without limitation, an authority to sign any consent to short notice of a general or separate class meeting of Rowan as attorney and/or agent for, and on behalf of, such Scheme Shareholder and/or to attend and/or execute a form of proxy in respect of such Scheme Shares appointing any person nominated by Ensco and/or any one or more of its directors to attend general and separate class meetings of Rowan (or any adjournment thereof) and to exercise or refrain from exercising the votes attaching to the Scheme Shares on such Scheme Shareholder’s behalf); and

(iii)	each Scheme Shareholder [irrevocably] agrees not to exercise any voting rights or any other rights attaching to the relevant Scheme Shares without the consent of Ensco and irrevocably undertakes not to appoint a proxy or representative for or to attend any general meeting or separate class meeting of Rowan.

2.	Consideration for the transfer of Scheme Shares

(A)	In consideration for the transfer of the Scheme Shares pursuant to sub-clauses 1(A) and 1(B), Ensco shall, subject to sub-clause 4(C), allot and issue New Ensco Shares credited as fully paid to and amongst the Scheme Shareholders on the following basis:

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[•] New Ensco Shares	for each Scheme Share

PROVIDED that no fraction of New Ensco Share shall be allotted or issued to Scheme Shareholders pursuant to the Scheme, but instead:

(i)	if the Consolidation shall not have been duly approved by Ensco Shareholders and thereafter confirmed by the Ensco Board (or by a duly authorised officer on behalf of the Ensco Board) prior to the Effective Date, all fractions of New Ensco Shares to which, but for this proviso, Scheme Shareholders would have been entitled shall be aggregated and sold in the market by the Exchange Agent as soon as practicable following the Effective Date and the net proceeds of sale (after the deduction of the expenses of sale (including any tax and amounts in respect of value added tax payable thereon), without interest and subject to any tax withholding) shall be paid to the Scheme Shareholders entitled thereto in due proportions (rounded down to the nearest cent), save that where a Scheme Shareholder is entitled to an amount which is less than $5.00 then the amount shall not be paid to such Scheme Shareholder but shall be retained by Ensco for its benefit; or

(ii)	if the Consolidation shall have been duly approved by Ensco Shareholders and thereafter confirmed by the Ensco Board (or by a duly authorised officer on behalf of the Ensco Board) prior to the Effective Date, all fractions of New Ensco Shares to which, but for this proviso, Scheme Shareholders would have been entitled shall be aggregated and consolidated in accordance with the terms of the shareholder resolution authorising the directors of Ensco to effect the Consolidation (the “Consolidation Resolution”) and as soon as practicable thereafter the Exchange Agent shall sell in the market all fractions of Consolidated Ensco Shares to which, but for this proviso and the terms of the Consolidation Resolution, Scheme Shareholders would have been entitled and the net proceeds of sale (after the deduction of the expenses of sale (including any tax and amounts in respect of value added tax payable thereon), without interest and subject to any tax withholding) shall be paid to the Scheme Shareholders entitled thereto in due proportions (rounded down to the nearest cent and on the basis that Scheme Shareholders shall be paid the net proceeds of sale attributable both to any fraction of a New Ensco Share and/or any fraction of a Consolidated Ensco Share to which he would otherwise have been entitled), save that where a Scheme Shareholder is entitled to an aggregate amount which is less than $5.00 then the amount shall not be paid to such Scheme Shareholder but shall be retained by Ensco for its benefit. For the avoidance of doubt, for the purposes of determining whether the de minimis threshold specified in this sub-clause 2.2(B)(iv) has been met or passed, the net proceeds of sale attributable to (a) any fraction of a New Ensco Share and (b) any fraction of a Consolidated Ensco Share, to which the relevant Scheme Shareholder would otherwise have been entitled shall be aggregated.

(B)	The New Ensco Shares to be issued pursuant to this clause 2 shall rank pari passu in all respects with all other Ensco Shares in issue on the Effective Date and shall rank in full for all dividends or distributions made, paid or declared by reference to a record time after the Scheme Effective Time in respect of the Ensco Shares.

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3.	Share certificates and register of members

(A)	With effect from and including the Effective Date all certificates representing Scheme Shares shall cease to have effect as documents of title to the Scheme Shares comprised therein and every holder of Scheme Shares shall be bound by the request of Rowan to deliver up the same to Rowan, or, as Rowan may direct, to destroy the same.

(B)	On or as soon as reasonably practicable after the Effective Date and subject to the completion of such transfers, forms, instruments or instructions as may be required in accordance with clause 1 and the payment of any stamp duty thereon, appropriate entries will be made in the register of members of Rowan to reflect the transfer of the Scheme Shares. Any such transfer, form, instrument or instruction which is in writing and which constitutes an instrument of transfer shall be deemed to be the principal instrument.

4.	Settlement of consideration

(A)	Immediately after the Scheme Effective Time, Ensco shall make all such allotments of, and shall issue, such New Ensco Shares as are required to be issued to give effect to the Scheme to the Scheme Shareholders respectively entitled thereto and shall procure that appropriate entries are made in the register of members of Ensco to reflect such issuance, such consideration to be settled as set out in sub-clause (B), but subject to sub-clause (C), of this clause 4.

(B)	Ensco [has appointed] [shall appoint] an Exchange Agent to effect the technical implementation of the settlement of the consideration due to Scheme Shareholders pursuant to clause 2 and settlement of the consideration shall be effected as follows:

(i)	if the Consolidation shall not have been duly approved by Ensco Shareholders and thereafter confirmed by the Ensco Board (or by a duly authorised officer on behalf of the Ensco Board) prior to the Effective Date, then on or as soon as practicable following the Effective Date:

(a)	Ensco shall deposit, or cause to be deposited with the Exchange Agent, for the benefit of the Scheme Shareholders:

i.	in the case of Scheme Shares which at the Scheme Record Time are Cede Shares, evidence of New Ensco Shares in book entry form representing the relevant Scheme Shareholder’s entitlement to such New Ensco Shares; and

ii.	in the case of Scheme Shares which at the Scheme Record Time are Residual Shares, share certificates representing the relevant Scheme Shareholders’ entitlement to such New Ensco Shares; and

(b)	in the case of New Ensco Shares sold pursuant to sub-clause 2(A) and issued in respect of Scheme Shares, despatch, or procure the Exchange Agent despatches, the cheques for the cash consideration payable to the persons entitled thereto pursuant to and in accordance with sub-clause 2(A); or

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(ii)	if the Consolidation shall have been duly approved by Ensco Shareholders and thereafter confirmed by the Ensco Board (or by a duly authorised officer on behalf of the Ensco Board) prior to the Effective Date, then settlement of the consideration due to Scheme Shareholders pursuant to the Scheme shall not be effected as set out in sub-clause (B)(i) but instead on or as soon as practicable following the Consolidation Date:

(a)	Ensco shall deposit, or cause to be deposited with the Exchange Agent, for the benefit of the Scheme Shareholders:

i.	in the case of Scheme Shares which at the Scheme Record Time are Cede Shares, evidence of Consolidated Ensco Shares in book entry form representing the relevant Scheme Shareholder’s entitlement to such Consolidated Ensco Shares pursuant to the terms of the Scheme and the Consolidation Resolution;

ii.	in the case of Scheme Shares which at the Scheme Record Time are Residual Shares, share certificates representing the relevant Scheme Shareholders’ entitlement to Consolidated Ensco Shares pursuant to the terms of the Scheme and the Consolidation Ensco Resolution; and

(b)	in the case of Consolidated Ensco Shares sold pursuant to sub-clause 2(A) (including to the extent such Consolidated Ensco Shares derive from fractions of New Ensco Shares to which the relevant Scheme Shareholder would have been entitled but for the terms of the Scheme), despatch, or procure the Exchange Agent despatches, cheques for the cash consideration payable to the persons entitled thereto pursuant to and in accordance with sub-clause 2(A).

(C)

(i)	The provisions of this clause 4 shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any holder of Scheme Shares, Ensco is advised that the allotment and/or issue of New Ensco Shares pursuant to the Scheme would or might infringe the laws of the jurisdiction in which such holder of Scheme Shares is a citizen, national or is resident, and/or would or might reasonably be expected to require Ensco or Rowan to comply with or observe any governmental or other consent or any registration, filing or other formality, with which Ensco or Rowan (as the case may be) is unable to comply or which Ensco or Rowan (as the case may be) reasonably regards as unduly onerous to comply with, Ensco may, in its sole discretion, either:

(a)	determine that the New Ensco Shares shall not be allotted and/or issued to such holder under this clause 4 but shall instead be allotted and issued to a nominee for the holder with such nominee appointed by Ensco as trustee for such holder on terms that the nominee shall, as soon as practicable following the Effective Date sell the New Ensco Shares so allotted and issued at the best price which can reasonably be obtained at the time of sale and account for the net proceeds of such sale (after the deduction of the expenses of sale (including any tax and amounts in respect of value added tax payable thereon), without interest and subject to any tax withholding) by sending a cheque to the holder in accordance with the provisions of sub-clause 4(C)(ii). In the absence of bad faith or wilful default, none of Rowan, Ensco or the nominee shall have any liability for any loss or damage arising as a result of the timing or terms of such sale; or

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(b)	determine that the New Ensco Shares shall be sold, in which event the New Ensco Shares shall be issued to such holder and Ensco shall appoint a person to act pursuant to this sub-clause 4(C)(i)(b) and such person shall be authorised on behalf of such holder to procure that any shares in respect of which Ensco has made such determination (and including any Ensco Consolidated Shares which derive from such shares) shall as soon as practicable following the Effective Date or, if the Consolidation has been effected, the Consolidation Date, be sold at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of the expenses of sale (including any tax and amounts in respect of value added tax payable thereon), without interest and subject to any tax withholding) shall be paid to such holder by sending a cheque in accordance with the provisions of sub-clause 4(C)(ii). To give effect to any such sale, the person so appointed shall be authorised on behalf of each such holder to execute and deliver a form of transfer and to give such instructions and to do all other things which they consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, none of Rowan, Ensco or the person so appointed shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.

(c)	In applying this clause 4(C)(i), Ensco, each nominee and each authorised person shall treat each holder as the beneficial owner of the Ensco Shares during the period the nominee or authorised person, as applicable, holds such shares including providing the holder all rights to dividends (if any) on the New Ensco Shares held by the nominee or authorised person and the right to vote or direct the voting of such shares. Ensco shall further treat such New Ensco Shares held by the nominee or authorised person, as applicable, as issued and outstanding under applicable law. [In no case shall the total number of shares sold by nominees and authorised persons in accordance with the provisions of this clause 4(C)(i) exceed [2]%[3] of the total New Ensco Shares issued under this Scheme. Further, none of Ensco or any of its affiliates shall purchase any of the New Ensco Shares described in this clause 4(C)(i) from nominees, authorised persons and any holders.]

[3]	Note to Draft: Cap to be reconfirmed by Ensco and Rowan based on updated Rowan shareholder data prior to despatch of scheme document.
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(ii)	All cheques shall be in US dollars ($) and shall be made payable to the persons respectively entitled to the moneys represented thereby (except that, in the case of joint holders, all nominees and authorised persons reserve the right to make such cheques payable to that one of the joint holders whose name stands first in the register of members of Ensco in respect of such joint holding at the Scheme Record Time), and the encashment of any such cheque shall be a complete discharge of all nominees and authorised persons’ obligations under this Scheme to pay the monies represented thereby and shall be a complete discharge of Ensco’s obligations under this Scheme to transfer New Ensco Shares to the relevant holders.

(D)	All deliveries of notices, documents of title and cheques or certificates required to be made pursuant to this Scheme shall be effected by sending the same by first class post in pre-paid envelopes addressed to the persons entitled thereto at their respective registered addresses as appearing in the register of members of Rowan at the Scheme Record Time.

(E)	Neither and none of Rowan, Ensco or their respective agents or nominees shall be responsible for any loss or delay in the transmission of the documents of title or any cheques or certificates sent in accordance with sub-clauses 4(A), 4(B) or 4(C) which shall be sent at the risk of the person or persons entitled thereto.

(F)	Prior to the issue of new share certificates in respect of New Ensco Shares (or, if the Consolidation has been effected, the Consolidated Ensco Shares into which such New Ensco Shares have been consolidated) to Scheme Shareholders pursuant to sub-clause 4(B), transfers of the New Ensco Shares or Consolidated Ensco Shares (as applicable) issued to them pursuant to this Scheme shall be certified against the register of members of Ensco.

(G)	The preceding paragraphs of this clause 4 shall take effect subject to any prohibition or condition imposed by law.

5.	Mandates

All mandates and other instructions given to Rowan by Scheme Shareholders in force at the Scheme Record Time relating to Scheme Shares shall, as from the Effective Date, cease to be valid.

6.	Operation of this Scheme

(A)	This Scheme shall become effective upon an office copy of the Court Order being delivered to the Registrar of Companies in England and Wales for registration.

(B)	Unless this Scheme has become effective on or before [insert long stop date], or such later date, if any, as Rowan and Ensco may agree and the Court may allow, this Scheme shall never become effective.

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(C)	Rowan and Ensco may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition that the Court may approve or impose.

7.	Governing Law

This Scheme is governed by English law and is subject to the exclusive jurisdiction of the English courts.

Dated [•]

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ANNEX III
CORPORATE GOVERNANCE POLICY

[Attached.]

Annex III - 1

Final Version

Corporate Governance Policy

Amended and Restated as of [●]1

1        Note to Draft: To be dated the Closing Date.

Annex III - 2

ENSCO ROWAN PLC

CORPORATE GOVERNANCE POLICY

(Amended and Restated as of [●]) (the “Effective Date”)

The Board of Directors (the “Board”) of Ensco Rowan plc (the “Company”) and its standing committees believe that a primary responsibility of the directors is to provide effective governance over the Company’s affairs for the benefit of its shareholders, employees, customers and other stakeholders. That responsibility includes:

•	Evaluating the performance of the Chief Executive Officer (“CEO”) and taking appropriate action, including removal in accordance with and subject to the terms herein (including in Exhibit A hereto) and having regard to the terms of any employment agreement then in effect, when warranted;

•	Selecting, evaluating and fixing the compensation of senior management of the Company and establishing policies regarding compensation of other management personnel;

•	Reviewing succession plans and management development programs for senior management;

•	Reviewing and periodically approving long-term strategic and business plans and monitoring corporate performance against such plans;

•	Reviewing the major risks facing the Company and overseeing strategies to address these risks;

•	Adopting policies of corporate conduct, including compliance with applicable laws, rules and regulations, maintenance of accounting, financial and other controls, and reviewing the adequacy of compliance systems and controls;

•	Evaluating the overall effectiveness of the Board and its committees and the individual directors on a periodic basis; and

•	Adopting and implementing best practices of corporate governance in full conformity with the letter and spirit of all applicable laws, rules and regulations.

This policy (this “Policy”) was amended and restated in connection with the combination of the Company (“Ensco”) and Rowan Companies plc (“Rowan”) pursuant to the terms of the Transaction Agreement, dated October 7, 2018 (the “Transaction Agreement”). The Policy includes the following Governance Guidelines to assist the Board and its standing committees in the exercise of their responsibilities and optimize the performance of the Company. This Policy and the Governance Guidelines shall be reviewed periodically and revised in compliance with Section F.13 hereof and Exhibit A hereto, as appropriate to reflect the evolving functions of the Board and developing trends of best practice and regulatory compliance in corporate governance.

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Governance Guidelines

A.	Functions of the Board — Directors

1.	Executive Chairman. The Board shall elect an Executive Chairman of the Board following each Annual General Meeting of Shareholders in accordance with Exhibit A hereto. The Executive Chairman of the Board reports to the Board, presides over meetings of the Board and shareholders and is responsible for coordinating the overall management and functioning of the Board.

The core responsibilities of the Executive Chairman shall be as follows:

•	Lead the Board, be responsible for its overall effectiveness and serve as chairman of all meetings of the Board;

•	Facilitate discussion among the members of the Board;

•	Oversee a program for the annual Board evaluations;

•	Meet with the CEO one-on-one to discuss executive sessions and provide feedback to the CEO;

•	Develop an appropriate schedule of Board meetings, seeking to ensure that the independent directors can perform their duties responsibly while not interfering with ongoing Company operations;

•	Set the agenda for Board meetings and Board committee meeting schedules in consultation with the CEO and other members of the Board;

•	Save to the extent reserved to the Independent Lead Director pursuant to paragraph 2 below, develop standards as to the quality, quantity and timeliness of the information submitted to the Board by the Company’s management that is necessary or appropriate for the directors to effectively and responsibly perform their duties;

•	Provide assurance and oversight of the integration and synergy plan for the Company and work with the CEO in designing a framework for integration and synergy achievement by the Company;

•	Provide advice to the CEO regarding integrating the talent and cultures of Ensco and Rowan; and

•	At the CEO’s request, provide support concerning: (i) industry and customer relationships, (ii) investor relations and (iii) external communications.

The Executive Chairman shall not be a member of the Executive Management Committee or any committee established for similar purposes. The Company will maintain an office for the Executive Chairman at the Company’s headquarters in London. No employee of the Company shall report to Executive Chairman (other than his executive assistant).

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Upon the appointment of the successor non-executive Chairman pursuant to Exhibit A, such non-executive Chairman shall assume the responsibilities of the Executive Chairman and Independent Lead Director set forth herein and all references herein to the Executive Chairman shall be replaced with Chairman.

2.	Independent Lead Director Appointment, Role and Functions. Subject to the requirements set forth in Exhibit A and for so long as the chairman of the Board is the Executive Chairman, the Board shall also appoint one of the independent directors to serve as an Independent Lead Director. Upon the appointment of the successor non-executive Chairman pursuant to Exhibit A, the Independent Lead Director shall cease serving as such and all responsibilities of the Independent Lead Director will be assumed by the non-executive Chairman. The Independent Lead Director shall serve on an annual basis, subject to removal in accordance with applicable law or by a majority of the independent directors with or without cause at any time without notice, and shall be appointed or re-appointed from the independent directors at the Board meeting held following each Annual General Meeting of Shareholders. The Independent Lead Director shall perform such duties and responsibilities as the Board may determine. There is no presumption that the Independent Lead Director will be appointed as the successor non-executive Chairman of the Board pursuant to Exhibit A.

The core responsibilities of the Independent Lead Director shall be as follows:

•	Assist and advise the Executive Chairman as to an appropriate schedule of Board meetings;

•	Approve, in concert with the Executive Chairman and CEO, the Board meeting agendas;

•	Develop standards as to the quality, quantity and timeliness of the information submitted to the Board that is necessary or appropriate for the independent directors to effectively and responsibly perform their duties at executive sessions of the independent directors;

•	Develop the agendas for and serve as chairman of the executive sessions of the Board’s independent directors;

•	Serve as principal liaison between and among the independent directors, the CEO and the Executive Chairman in respect of issues discussed at executive sessions of the independent directors; and

•	Serve as chairman of meetings of the Board when the Executive Chairman is not present.

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3.	Chief Executive Officer. The Board shall designate a CEO. The CEO shall have general and active management of the business of the Company and shall insure that all lawful orders and resolutions of the Board are carried into effect. The CEO shall perform other duties incident to the office of chief executive officer and such other duties as may be prescribed by the Board from time to time. All executives of the Company other than the Executive Chairman shall report to the CEO, unless the CEO determines that any such executive should report to another executive.

The core responsibilities of the CEO shall be as follows:

•	Oversee all day-to-day operations of the Company;

•	In consultation with the Executive Chairman, design a framework for integration and synergy achievement of the Company and the implementation thereof;

•	Serve as the principal external spokesperson for the Company to industry and market analysts, investors and clients;

•	Serve as chairman of all meetings of the Executive Management Committee;

•	In consultation with the Executive Chairman, develop the strategy for the Company for submission to the Board and be responsible for the execution of the agreed upon strategy;

•	Keep the Executive Chairman reasonably informed on material operational matters;

•	Assist, in concert with the Executive Chairman, in setting Board meeting agendas and Board committee meeting schedules; and

•	Serve as chairman of meetings of the Board when neither the Executive Chairman nor Independent Lead Director is present.

4.	Additional Requirements. The Board deems it advisable to agree to certain requirements regarding the composition of the Board in order to accomplish long-term strategic objectives, to implement special oversight and to enhance the operations of the Board and the Company. In furtherance of the foregoing, the Board hereby adopts, and incorporates herein by reference, the terms of Exhibit A hereto, which may only be amended, modified or terminated prior to the second anniversary of the Effective Date (such two-year period, the “Governance Period”) by the unanimous vote of the members of the Board.

Annex III - 6

B.	Functions of the Board — Meetings

1.	Frequency of Board Meetings. The Board shall conduct four regularly scheduled meetings per year. Special meetings will be convened as necessary. Long-term strategic and business plans will be reviewed periodically during regularly scheduled meetings. The schedule for regular meetings of the Board and committees for each year shall be submitted to and approved in advance by the Board. As under the Company’s articles of association (the “Articles”), the Executive Chairman of the Board or CEO may call for notice of a special meeting of the Board if deemed advisable. Special meetings may also be called by the Secretary or the CEO on the written request of two directors.

2.	Attendance. Directors are expected to devote sufficient time and attention to prepare for, attend and participate in Board meetings and meetings of committees on which they serve, including advance review of pre-meeting agenda materials circulated prior to each meeting.

3.	Executive Sessions of Independent Directors. The independent directors shall meet at regularly scheduled executive sessions outside the presence of the CEO and other Company personnel at each regular Board meeting and may convene such sessions during any Board meeting or by notice of a special Board meeting.

The Independent Lead Director or, if absent, his or her designee, shall serve as Executive Session chairman when the Board meets in independent director executive session and will serve as the interface between the Board and the CEO in communicating the matters discussed during the executive sessions. The Company will appropriately disclose the name of the Independent Lead Director and the method by which interested parties may contact the independent directors.

4.	Regular Attendance of Non-Directors at Board Meetings. The Company’s Chief Financial Officer and the General Counsel will be present during the Board meetings, except where there is a specific reason for one or both of them to be absent or excluded. In addition, the Executive Chairman of the Board may invite one or more other members of senior management of the Company to be in regular attendance at Board meetings and may include other Company officers and employees from time to time as appropriate under the circumstances.

5.	Board Access to Management and Independent Advisors. Directors shall have open access to the Company’s management and independent advisors, such as attorneys or auditors. The Board encourages senior management to bring managers into Board or committee meetings and other scheduled events who (a) can provide additional insight into matters being considered or (b) represent managers with future potential whom senior management believe should be given exposure to the members of the Board. Management and employees of the Company shall have access to the independent directors as provided in the Company Code of Business Conduct Policy.

6.	Limitation on Outside Directorships. To assure that members of the Board will be able to devote proper attention to their duties and responsibilities as members of the Board, a member of the Board shall not serve on more than three other for-profit public company boards without specific prior approval by the Board.

Annex III - 7

7.	Selection of Agenda Items for Board Meetings. The Executive Chairman of the Board, in consultation with the CEO and the Independent Lead Director, shall establish the agenda of each Board meeting and other Board members are encouraged to suggest items for inclusion on the agenda. Each director is free to raise subjects that are not on the meeting agenda.

8.	Pre-meeting Agenda Materials. In advance of each regular Board or committee meeting, an agenda booklet will be distributed to each director by the Company’s Secretary or Assistant Secretary. The committee materials shall be distributed to all directors, regardless of committee membership. As respects special meetings of the Board or committees, notice, an agenda and background materials shall be distributed to all directors. The agenda booklet may be submitted in electronic form.

To the extent feasible or appropriate, information and data important to the directors’ understanding of the matters to be considered, including background summaries of presentations to be made at Board or committee meetings and proposed resolutions, will be distributed in advance of the meeting. Directors also shall routinely receive periodic financial statements, earnings reports, press releases, analyst reports and other information designed to keep them informed of the material aspects of the Company’s business, performance and prospects.

C.	Board Structure

1.	Board Independence. The Board shall be comprised of at least a majority of independent directors who meet the criteria for independence as required by the New York Stock Exchange (“NYSE”) and the U.S. Securities and Exchange Commission (“SEC”). A director qualifies as “independent” if the Board affirmatively determines that the director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company or its subsidiaries). The Company shall publicly disclose these determinations in its annual proxy statement. Independent directors shall inform the Board when there are any changes in their circumstances or relationships that are reasonably likely to affect their independence, including all business relationships between a director and the Company, its affiliates or members of management.

2.	Size of the Board. The Board believes that, optimally, the Board should number between 9 and 11 members. The Company’s Articles prescribe that the number of directors will not be less than 3 or more than 15.

3.	Election of Directors. The Articles provide that the Board is not divided or “classified” with respect to the time directors individually hold office. Each director holds office for a term ending on the date of the next Annual General Meeting following the Annual General Meeting at which such director was elected.

Annex III - 8

4.	Selection of Directors. Subject to the requirements set forth in Exhibit A, the Nominating and Governance Committee, with input from the Executive Chairman, other Board members or shareholders, is responsible for identifying and screening candidates for Board membership. The Board is responsible for nominating members to the Board and for filling vacancies on the Board that may occur.

5.	Board Membership Criteria. Candidates nominated for election or re-election to the Board should possess the following qualifications:

•	Personal characteristics:

o	highest personal and professional ethics, integrity and values;

o	an inquiring and independent mind; and

o	practical wisdom and mature judgment.

•	Experience at the policy-making level in business, government or education.

•	Expertise that is useful to the Company and complementary to the background and experience of other Board members. In this regard, previous executive and board experience, an international perspective, capital intensive cyclical business experience and knowledge of the global oil and gas industry are considered to be desirable.

•	Willingness to devote the required amount of time to perform the duties and responsibilities of Board membership.

•	Commitment to serve on the Board over a period of several years to develop knowledge about the Company’s principal operations.

•	Willingness to represent the best interests of all shareholders and objectively appraise management performance.

•	No involvement in activities or interests that create a conflict with the director’s responsibilities to the Company and its shareholders.

The Nominating and Governance Committee is responsible for assessing the appropriate mix of skills and characteristics required of Board members in the context of the perceived needs of the Board at a given point in time and shall periodically review and update the criteria as deemed necessary. Diversity in personal background, race, gender, age and nationality for the Board as a whole may be taken into account favorably in considering individual candidates.

The Nominating and Governance Committee will evaluate the qualifications of each director candidate against these criteria in making its recommendation to the Board concerning nominations for election or re-election as a director.

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6.	Conflicts of Interest. Each director has a statutory duty, a fiduciary duty and an implied duty of loyalty to the Company and, in certain circumstances, to its shareholders to avoid actual or potential conflicts of interests, as well as the duty to act in good faith in the performance of his or her duties as a Company director.

If an actual or potential conflict of interest develops, whether because of a change in the business operations of the Company or a subsidiary, or in a director’s circumstances (for example, significant and ongoing competition between the Company and a business with which the director is affiliated), or otherwise, the director should report the matter immediately to the Board for evaluation. A significant and potentially ongoing conflict must be resolved or the director should resign.

If a director has a personal or business interest in a proposed transaction, arrangement or other matter before the Board involving the Company, or an existing transaction or arrangement with the Company, the director shall disclose the interest to the Board (to the extent not already disclosed) and excuse himself or herself from participation in the related deliberations and shall abstain from voting on the matter.

7.	Declarations of Interests. On at least an annual basis, each director shall present to the Board a declaration of interests, setting forth such director’s business affiliations with third parties. Each declaration of interests shall include, without limitation, any relationship between the directors and any entities (other than the Company) with which any other directors and/or officers are affiliated, as a potential or actual conflict of interest could arise in such situations. Each director shall present to the Board an updated declaration of interest promptly after entering into a new affiliation or changing a pre-existing affiliation. The Secretary shall keep a register of the declarations of interests made by the directors, and such register shall be reviewed by the Board from time to time and at least annually for completeness and accuracy.

8.	Change in a Director’s Principal Occupation. As a matter of policy, any director who changes his or her principal occupation shall promptly notify the Board of the change and submit a pro-forma letter of resignation from the Board. The other members of the Board shall meet in private session and determine whether the change of occupation impacts the director’s independence or creates a conflict of interest. Following such determination, the directors (other than the director with a change in occupation) shall decide whether to accept or reject the pro-forma resignation.

9.	Director Retirement. The mandatory retirement age for directors is 72. A director shall not stand for re-election to the Board if he or she would be 72 years old when the new term of office begins. A director who turns 72 after re-election may continue to serve as director until the following Annual General Meeting. Further, a director shall be deemed to have retired with the consent of the Board for purposes of such director’s equity award agreements, absent a resolution by the Board to the contrary, if (i) he or she does not stand for re-election due to the mandatory retirement age; or (ii) he or she does not stand for re-election after at least five years of service on the Board (including service on the board of any predecessor entity or entity acquired directly or indirectly by the Company).

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10.	Director Compensation Review. Company management or third party consultants with expertise on director compensation shall periodically report compensation practices in relation to other companies of comparable size and the Company’s competitors.

11.	Director Compensation. Changes in director compensation shall be implemented upon the recommendation of the Compensation Committee, subject to full discussion and approval by the Board.

D.	Committees of the Board

1.	Number and Types of Committees. A substantial portion of the analyses and work of the Board is performed by standing Board committees. A director is expected to participate actively in the meetings of each committee to which he or she is appointed.

The Board has established three standing committees, an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. Each committee’s charter shall be periodically reviewed by the committee and the Board and revised as may be deemed appropriate. Any Board committee may establish such subcommittees as it deems appropriate.

The Board may also establish such other standing or special committees as it may deem appropriate.

2.	Composition of Committees. Only independent directors meeting the applicable NYSE and SEC requirements shall serve on the standing committees. Subject to the requirements set forth in Exhibit A, the composition of each committee and the independence of the directors shall be reviewed annually by the Board.

3.	Assignment of Committee Members. Following each Annual General Meeting of Shareholders and subject to the requirements set forth in Exhibit A, the Nominating and Governance Committee, with direct input from the Executive Chairman, shall recommend to the Board the membership of the various committees, including the appointment of committee chairpersons, and the Board shall make a final determination relative to such committee and chairperson assignments. In making its recommendations to the Board, the Nominating and Governance Committee shall take into consideration the need for continuity, subject matter expertise, applicable SEC, Internal Revenue Service, NYSE or U.K. Companies Act requirements, tenure, and the desires of the individual Board members.

4.	Rotation of Committee Membership and Chairpersons. Subject to the requirements set forth in Exhibit A, upon recommendation of the Nominating and Governance Committee, the Board is responsible for the appointment of committee members according to criteria that it determines to be in the best interest of the Company and its shareholders. The Board shall consider periodic rotation of committee membership, taking into account desirability of rotating committee members, the benefits of continuity and experience, applicable legal, regulatory and stock exchange listing requirements, and the desires of individual directors. The Board shall also consider the desirability of rotating committee chair responsibilities when appointing or reappointing chairpersons.

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5.	Frequency and Length of Committee Meetings. Each committee shall meet as frequently and for such length of time as may be required to carry out its assigned duties and responsibilities. The Audit Committee shall meet at least quarterly with management, internal auditors and independent auditors. The chairperson of a committee or any two members of a committee may call for notice of a special committee meeting at any time if deemed advisable.

6.	Regular Attendance at Committee Meetings. All of the Company’s directors are encouraged to attend committee meetings, except where the committee chairperson determines that there is a specific reason to limit attendance at the meeting. The committee chairperson may invite one or more members of senior management of the Company to be in regular attendance at meetings and may include other officers and employees from time to time as appropriate under the circumstances.

7.	Committee Agendas; Reports to the Board. Appropriate members of management and staff will prepare agenda and related background information for each committee meeting. The Executive Chairman, the committee chairperson and each committee member is free to suggest items for inclusion on the committee’s agenda and to raise subjects that are not on the meeting agenda.

Reports on each committee meeting may be made to the full Board by the committee chairperson as deemed appropriate by the Executive Chairman of the Board. All directors shall receive copies of each committee’s agenda and associated materials, including meeting minutes.

E.	Other Board Practices

1.	Shareholder Communications to the Board. The Company shall establish a process by which shareholders may communicate with the Board. Said process shall provide a means for submission of such communications directly to the incumbent chairpersons of all of the Board’s standing committees.

2.	Director Attendance at Shareholders Meetings. It is the Policy of the Company that, barring extenuating circumstances, all members of the Board shall attend the Company’s Annual General Meeting of Shareholders and also are encouraged to attend any and all special shareholders meetings which may be duly convened.

3.	Evaluation of CEO Performance. Each year, the independent directors shall meet in executive session to evaluate the performance of the CEO. To facilitate the evaluation, the Nominating and Governance Committee shall coordinate a process for the independent directors to consider CEO performance in advance of the Board meeting during which the CEO’s performance is to be reviewed. In evaluating the CEO, the independent directors shall take into consideration the executive’s performance in both qualitative and quantitative areas, including:

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•	Leadership and vision;

•	Integrity;

•	Keeping the Board informed on matters affecting the Company and its business units;

•	Performance of the business (including such measurements as total shareholder return and achievement of financial objectives and goals);

•	Development and implementation of initiatives to provide long-term economic benefit to the Company;

•	Accomplishment of strategic objectives; and

•	Development of management.

The evaluation will be communicated to the CEO by the Executive Chairman and will be considered when reviewing the CEO’s compensation. The results of the evaluation shall be considered by the Compensation Committee (or a duly appointed Subcommittee thereof) in respect of the CEO’s compensation. Any decision with respect to the CEO’s continued employment, compensation and duties shall be subject to compliance with the terms of Exhibit A and having regard to the terms of any employment agreement then in effect.

4.	Management Succession Planning. The CEO is responsible for developing and maintaining a process for advising the Board on planning for potential successor Chief Executive Officers, as well as for other key senior management positions in the Company. The independent directors are responsible for oversight of succession planning in the Company. The Board traditionally appoints and elects the Company officers following each Annual General Meeting of Shareholders and, in connection therewith, the Nominating and Governance Committee and Board shall work with the CEO to plan orderly management succession and develop plans for interim succession for the CEO in the event of an unexpected occurrence. Management succession planning may be reviewed more frequently by the Board as it deems appropriate. The Nominating and Governance Committee may designate a Management Succession Subcommittee to assist in fulfilling this function, and such Subcommittee, at the Board’s discretion, may include non-employee directors who are not serving on the Nominating and Governance Committee.

5.	Management Service on Other Public Company Boards. While it is recognized that it may be appropriate for Company officers to serve on the board of directors of another for-profit public company, such service shall be subject to the prior written approval by the Company’s CEO and reported to the Board. As respects the Company’s CEO, service on the board of directors of any other for-profit public company shall be subject to prior approval by the Board.

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6.	Evaluation of Board Performance. The Nominating and Governance Committee shall develop a process whereby the Board will annually review Board and committee performance, including the conduct of Board and committee meetings, to provide input on means of improving the effectiveness of the Board and its committees.

7.	Evaluation of Individual Director Performance. The Nominating and Governance Committee shall develop a process whereby each of the directors will periodically review performance of the other directors to provide input on director performance and to facilitate future director nominations.

8.	Risk Oversight. The Board should understand the principal risks associated with the Company’s business on an ongoing basis and it is the responsibility of management to assure that the Board and its committees are kept well informed of these changing risks on a timely basis. It is important that the Board oversee the key risk decisions of management, which includes comprehending the appropriate balance between risks and rewards. The Board reserves oversight of the major risks facing the company and has delegated certain risk oversight responsibility to the appropriate committees.

9.	New Director Orientation. New directors shall participate in an orientation program that includes comprehensive information about the Company’s business and operations, general information about the Board and its committees (including a summary of director compensation and benefits), and a review of director duties and responsibilities.

10.	Director Continuing Education. The Company’s directors are encouraged to participate in continuing education programs to increase their knowledge of corporate governance and enhance their effectiveness on the Company’s Board. The Company shall reimburse all reasonable and customary expenses incurred for this purpose.

11.	Share Ownership Guidelines. The Company has adopted share ownership guidelines to further align directors and named executive officers (as named in the Company’s most current proxy statement) with the interests of shareholders. Non-employee directors, within five years of their appointment to the Board, are required to hold an equity interest in the Company having a value of at least five times (5x) the director’s annual retainer. Named executive officers are subject to the following guidelines within five years of being appointed to the position in question: (i) the CEO is required to hold an equity interest in the Company having a value of at least six times (6x) his or her base salary; (ii) all Executive Vice Presidents and the Chief Operating Officer are required to hold an equity interest in the Company having a value of at least two times (2x) his or her base salary; and (iii) each other named executive officer is required to hold an equity interest in the Company having a value of at least one times (1x) his or her base salary. In the event that a named executive officer is not in compliance with these guidelines, the officer shall be subject to a holding period for all equity interests of the Company he or she owns, except as required to satisfy tax withholding obligations, until he or she meets these guidelines. Thereafter, he or she may sell equity of the Company so long as compliance with these guidelines is maintained.

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For purposes of these guidelines, “equity interest” means the Company’s publicly traded shares (a) owned directly (including through open market purchases or acquired and held upon vesting of equity awards under a Company plan); (b) owned indirectly, if the individual has an economic interest in the shares (including shares owned jointly with or separately by the individual’s spouse or held in trust for the benefit of the individual, the individual’s spouse and/or children); (c) deliverable upon settlement of equity awards under a Company plan, excluding options and the portion of any award that remains subject to achievement of performance goals; and (d) held in a 401 (k) plan and any deferred compensation accounts. For purposes of these guidelines, equity interests shall be valued at the greater of: (a) with respect to shares underlying unvested equity interests awarded under a Company plan, the closing price of the Company’s shares on the date of award of the equity interest; and (b) with respect to any equity interest, including shares underlying unvested equity interests awarded under a Company plan, the closing price of the Company’s shares on the last trading day of the prior calendar year or on the trading day immediately preceding the date on which compliance with these guidelines is determined, whichever is higher. For purposes of these guidelines, in the event a director or an officer who has met the ownership guidelines but whose ownership subsequently falls below the guidelines due to a decline in the price of the Company’s publicly traded shares and not to sales of equity interests, such director or officer will be deemed to remain in compliance until the price of the Company’s shares returns to a level at which he or she meets the guidelines.

12.	Pledging. In no case shall a director or officer of the Company enter into any arrangement pursuant to which securities of the Company held by such director or officer are pledged, hypothecated or otherwise used as collateral or security for any other obligation, including, without limitation, pursuant to a margin account arrangement. Further, with respect to any shares that were already subject to such an arrangement prior to the Effective Date, such shares shall not be counted for purposes of the share ownership guidelines set forth above.

13.	Periodic Review of These Guidelines; Amendment and Modification. Corporate governance and the function of the Board involve a dynamic and evolving process. Accordingly, these Governance Guidelines will be reviewed periodically by the Nominating and Governance Committee and any recommended revisions will be submitted to the full Board for consideration and approval. These Governance Guidelines may be amended or modified from time to time by the Board, provided that, prior to the end of the Governance Period, any amendment, modification or termination of (i) Section A (Functions of the Board —Directors) or (ii) Exhibit A attached hereto shall require the unanimous vote of the members of the Board.

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14.	Public Disclosure. This Policy, the Company’s Code of Business Conduct Policy and the Board committee charters, and all revisions and amendments thereto, shall be posted on the Company’s website. The Company’s annual proxy statement will also include a statement to the effect that this information is available on the Company’s website and in print to any person who requests it.

15.	Reliance on Information. In discharging responsibilities as a director, a director is entitled to rely in good faith and in his or her independent judgment and to a reasonable degree on reports or other information provided by the Company’s management, independent auditors, and other persons as to matters the director reasonably believes to be within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Company.

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Exhibit A

Certain Additional Requirements

The Board deems it advisable and in the best interest of the Company to agree to certain requirements of the Board defined in this Exhibit A to be effective from the Effective Date and until the end of the Governance Period, unless extended by the Board.

1.           Board Size. The Board shall take all necessary action to cause, as of the Effective Date, the size of the Board to be 11 directors in order to appoint (a) six directors to be designated by the Company (such persons designated by the Company prior to the consummation of the transaction contemplated by the Transaction Agreement, the “Ensco Directors”) and (b) five directors to be designated by Rowan (such persons designated by Rowan prior to the consummation of the transaction contemplated by the Transaction Agreement, the “Rowan Directors”) pursuant to the procedures set forth in Section 1.4 of the Transaction Agreement.

2.           Re-Election. The Ensco Directors and Rowan Directors shall (unless and until any of the circumstances set out in Section 1.4(d) of the Transaction Agreement arises and subject to this Section 2) serve as directors of the Company during the Governance Period. For the first and second Annual General Meetings of the Shareholders following the Effective Date (the “Applicable Meetings”), except as provided in this Section 2, the Nominating and Governance Committee and the Board shall nominate, recommend and designate the Ensco Directors and Rowan Directors then on the Board for re-election (the “Recommended Slate”). The Board and the Nominating and Governance Committee shall take all action necessary to ensure the election of the Recommended Slate at the Applicable Meeting. Notwithstanding the foregoing, if the Nominating and Governance Committee, by unanimous vote, determines not to nominate any Ensco Director or Rowan Director for re-election at an Applicable Meeting, such director shall not be nominated, recommended or designated for re-election; provided that, if the applicable director is a member of the Nominating and Governance Committee, then the vote required not to nominate such director for re-election shall be the unanimous vote of the other members of such Committee and the unanimous vote of the Board other than such director.

3.           Executive Chairman. Subject to the second paragraph of this Section 3, Carl G. Trowell shall be appointed the chairman of the Board (the “Executive Chairman”) for the 18-month period commencing at the Effective Date. During such 18-month period, the Board shall not and shall cause the Company not to amend, modify or terminate that certain Restated Employment Agreement, dated as of the date of the Transaction Agreement, between Ensco Services Limited and Mr. Trowell (the “Chairman Agreement”) without the unanimous vote of the members of the Board. For the avoidance of doubt and in compliance with the Company’s Articles, Mr. Trowell shall not be entitled to vote with respect thereto.

If Mr. Trowell is unable or unwilling to serve at any time (including in circumstances where he is not re-elected as a director of the Company at the first Annual General Meeting of Shareholders after the Effective Date or is otherwise removed from office by a resolution of the Company’s shareholder in accordance with applicable law) or when Mr. Trowell’s term as Executive Chairman expires, then a non-executive chairman shall be appointed by the Board from among the independent directors of the Board. In the event a non-executive Chairman is appointed, the Board may, in its discretion, elect either to fill the vacancy caused by the departure of the Executive Chairman by appointing an additional non-executive director or to cause the size of the Board to be reduced by one.

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4.           Chief Executive Officer. As set forth in, and subject to, the Employment Agreement, dated as of the date of the Transaction Agreement, between the Company, Rowan Companies Inc., Ensco Global Resources Limited and Thomas P. Burke (the “CEO Agreement”), the Board shall designate Dr. Burke as the chief executive officer of the Company during the Governance Period and, during such period, shall not and shall cause the Company not to amend, modify or terminate the CEO Agreement without the unanimous vote of the members of the Board. For the avoidance of doubt and in compliance with the Company’s Articles, Dr. Burke shall not be entitled to vote with respect thereto.

5.           Nominating and Governance Committee Membership. During the Governance Period, the Board shall take all necessary action to cause the Nominating and Governance Committee of the Board to consist of four members, two of which shall be Ensco Directors and two of which shall be Rowan Directors.

6.           Independent Lead Director. For so long as there is an Executive Chairman, the Board shall take all action to appoint an Independent Lead Director. For so long as the Executive Chairman is Mr. Trowell, the Independent Lead Director shall be a Rowan Director.

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